Golden TELECOM

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ANNUAL REPORT 2006



Our goal is to make Golden Telecom the leading communication operator in Russia and the CIS

Contents

Company Profile

Golden Telecom grew from a small telecom operator serving a handful of customers to a large communication company

Golden Telecom is the leading alternative provider of wireline telecommunications services in the Commonwealth of Independent States ("CIS"), including Russia, Ukraine, Kazakhstan and Uzbekistan. With 289 points of presence, Golden Telecom operates one of the largest networks in Russia and Ukraine, offering a wide range of telecom products and services to corporate and private customers, as well as to other telecom operators. Its customer base includes major multinational companies as well as small and medium size enterprises ("SME").

Golden Telecom began operations in the ormer Soviet Union in the early 1980s. Throughout the years of economic and political changes in the region, Golden Telecom gained considerable experience in its markets as it grew from a small telecom operator serving a handful of customers to a large communication company with technical and commercial presence in the largest cities across the countries in which it operates.

From its inception, Golden Telecom deployed cutting-edge technology and the most up-to-date solutions, which today includes Metropolitan Ethernet Networks ("MEN"), Internet Protocol based Virtual Private Networks ("IPVPN") and residential wireless broadband access using WiFi technology. Golden Telecom continues to invest in the most advanced communication technologies to ensure sustainable growth in the future. These technologies include: Fiber-to-the-Building ("FTTB"), Fixed-to-Mobile convergence ("FMC"), digital TV broadcasting using terrestrial digital video broadcasting ("DVB-T") and Internet Protocol based Television ("IPTV").

In September 1999, Golden Teleco
on NASDAQ (ticker: "GLDN"). The
takes great pride in being recogniz
ous rating agencies and other inst
organizations throughout the worl
standards of corporate governance

For more information on Golden T
and a description of its corporate
nance standards, please visit our
www.GoldenTelecom.com

Letter to Shareholders

Dear Shareholders,

2006 has been both a record and watershed year for Golden Telecom. The new strategy of accelerated regional expansion and market entry into new business segments such as SME, small offices, home offices ("SOHO") and residential, combined with a focused approach to maintaining a leadership position in our core markets, has already started to yield impressive results. We can proudly announce that Golden Telecom is the leading alternative provider of communication services in Russia and the CIS and is well on the way to becoming the leading communication operator in the region.



JEAN-PIERRE VANDROMME
Chief Executive Officer
Golden Telecom Inc.

FINANCIALS

The financial results for 2006 reflect the fundamental strength of the Company's business model. Golden Telecom achieved $855 million in revenues, 28% higher than in 2005. Our operating margin was 15%, resulting in an operating income of $127 million. Cash flow generated from operating activities was $161 million, while cash paid for CAPEX and other investments throughout the year were approximately $201 million. The Company continues to maintain a strong balance sheet with a debt-to-equity ratio of 0.02.

BUSINESS DEVELOPMENT

Major milestones for our business development in 2006 include:

- Completion of our Federal Transit Network ("FTN") and the allocation of access codes necessary for launching our national long-distance operations in Russia to provide 'carrier select' and 'carrier pre-select' products to a market of 143 million people and almost 2.2 million businesses;
- Unprecedented growth in the regions where we grew 37%. Approximately 89% of this rowth was organic, the remaining 11% was contributed by 11 regional acquisitions completed during 2006;
- Quick and efficient rollout of our WiFi network in Moscow which, with more than 6,700 nodes deployed, is the largest commercial WiFi network in the world;
- Completion of the fiber optic link between Moscow and Nizhny Novgorod, Kazan and Ufa and the start of constructi Ekaterinburg link;
- Future entry to the digital TV market with the signing of a S Agreement ("SPA") in Decem acquire of DVB-T licenses and which will allow us to broadca over 7 frequencies in Moscow over 6 frequencies in St. Peter MPEG-4 format, with the pote into other major Russian citie
- Development of FMC offerin where the combination of the of fixed-line communication te with advanced mobile solution products for our customers;
- Launch of large scale Fiber- ("FTTB") network construction and Nizhny Novgorod.

In February 2007, Golden Tele a Share Purchase Agreement holders Agreement with owne Telecom to acquire 51% of Co one of the largest alternative sia. This will not only expand presence in the strategically i and medium corporate segme give access to what we believe largest urban FTTB network w constructed in Moscow and w than 2.6 million households. V Corbina's unique construction capabilities to deploy FTTB ne Russian cities while positionin com as a major retail operato

Golden Telecom achieved $855 million in revenues

MARKET AND OPPORTUNITIES

The development of the communications market in Russia during 2006 gives us confidence for the future. We witnessed an unprecedented growth in all segments, driven by favorable macroeconomic conditions and growing disposable income in the markets in which we operate. We are at the very beginning of rapid change and we believe that the communications market will become one of the drivers of the Russian economy. According to our estimates, the telecom market in Russia has the potential to double by 2010, driven by demand for broadband products and strong corporate demand, reflecting the transition of Russian companies into modern well-managed enterprises.

The Russian government understands the importance of the communications sector. It actively promotes the development of infrastructure and strives to create awareness among the population at large. Major government sponsored programs include the liberalization of the long-distance market, the switch to digital TV broadcasting, the provision of broadband Internet access to schools and universities, and the implementation of Internet technologies for public services. We work closely with government officials at the local level designing optimal network solutions in the largest cities of Russia and Ukraine.

Among the most significant regulatory developments in 2006, were:

- Further liberalization of the long distance market in Russia, where non-discriminatory interconnection rules and tariffs have been set for all operators;
- Introduction of the Calling Party Pays ("CPP") principle, whereby all calls from fixed line numbers to mobile numbers are charged to the fixed line user;
- Allocation of additional frequencies for use in the private sector, enabling the development of WiFi/WiMax services and digital TV broadcasting.

Given our strong market-oriented culture and our track record of high quality service offerings, we are confident that we will quickly leverage the business potential within the environment in which we operate.

GOLDEN TELECOM'S STRATEGY

In late 2005, Golden Telecom emba[r]
on a new strategy which can be sum[marized]
as follows:

1. Continue to grow and develop fro[m]
strengths, i.e. serving the top corpo[rate seg-]
ment in Moscow and St. Petersburg[...]
corporate customers generate the l[...]
proportion of our revenue, provide u[s ...]
opportunity to launch new products[...]
our regional expansion as we grow [...]
beyond Moscow and St. Petersburg[...]

2. Accelerate our regional expansio[n ...]
as supporting our customers' grow[th ...]
we have also identified several regi[ons ...]
have huge growth potential and whe[re ...]
plan to continue to grow both organ[ically ...]
through acquisitions;

3. Enter new market segments such[...]
SOHO and residential customers. T[...]
become possible with increasingly a[...]
new technologies, such as wireless [...]
access and FTTB, and changes in re[...]
which allow providers to serve custo[mers]
without having direct access to ther[...]

This strategy is expected to make Golden Telecom the leading fixed-line communication operator in Russia and the CIS. Our track record of successful execution gives us confidence in our ability to achieve greater success.

It is vitally important to communicate our strategy to both the telecom and capital markets. We launched a major re-branding campaign in October 2006, presenting a new focused brand reflecting our strong move into the consumer market and in anticipation of future Triple-Play offerings.

The strategy has already started to bring results. In Moscow, our focused approach led to a 41% increase in revenue from corporate customers in the fourth quarter 2006 compared to the same period of 2005. We offer our customers a superior range of products and services with world class customer support. As a result, in the large corporate business segment we enjoy a high level of customer loyalty, with a low churn level and a market share in this segment at 40%, well ahead of the incumbent.

Most of our corporate customers expand throughout Russian regions and the CIS. Our excellent relationship with our customers is such that we are able to provide win-win solutions and thus ensure sustainability of those relationships. We have also identified several regions with high growth potential where we have comprehensive market entry strategies which include both organic and inorganic scenarios. Already 39% of our revenue comes from outside of Moscow with growth rates of up to 60%, well above the market norm. In new market segments we will be offering new products and services such as fiber and/or wireless broadband access, "carrier select/carrier pre-select" services and digital TV, together with the traditional fixed-line solutions such as dial-up Internet and, where we have access to the last mile, Asymmetric Digital Subscriber Line ("ADSL"). We deploy technologies which can accommodate growing demand for communication and entertainment offerings. During 2006, we completed the rollout of the largest commercial WiFi network in the world, signed a SPA to acquire frequencies for digital TV broadcasting and signed an agreement to purchase Corbina, with its large FTTB network in Russia.

OUTLOOK FOR THE FUTURE

In line with our strategy, we will continue to serve our corporate customers in Moscow and St. Petersburg. We will focus on the quality of our service and cutting edge technical innovations which will help us maintain high levels of customer loyalty. We are in the unique position of being able to offer support for our customers' growth with the provision of high quality services throughout Russia, Ukraine, Kazakhstan and Uzbekistan, effectively presenting a 'one-stop-shop' solution.

With our regional expansion we plan to capture significant market share (20% or more) in the largest population centers throughout Russia and Ukraine. We continue to d
frastructure to enable provisio
access services in these cities
out urban FTTB networks usin
experience. For deployment o
less densely populated areas,
tigate opportunities offered by
of WiFi/WiMax and digital TV b

We aspire to become the leadi
provider in Russia and the CIS
goal we expect to offer a uniqu
of telecom and media product
less and FTTB broadband Inte
Voice-over-IP ("VoIP"), digital
Protocol Television ("IPTV"), vi
("VoD"), high-definition TV ("H
such a package of services be
available and affordable for th
population, we will become th
services provider of choice.

We see our Company as a trul
universal communication serv
with a high level of brand reco
strong reputation for innovatio
of service.

80%

increase in share price during 2006

WELCOME NEW DIRECTORS

On behalf of the management team I would like to welcome the new Golden Telecom Board members who joined us during 2006:

- Patrick Gallagher – Non-executive Vice-chairman and former CEO of FLAG Telecom Group and former president of BT Europe;
- David Smyth – CEO of the Diagnostic Clinic and former Group director of Strategic Planning and Investor Relations at Orange;
- Vladimir Bulgak – former Minister of Telecommunications of Russia;
- Ronny-Bakke Naevdal – Director of Strategy and Business Development at Telenor Nordic.

The composition of the Board of Directors at Golden Telecom provides a highly effective combination of experienced professionals who will continue to contribute to the further development of the Company.

THANKS TO MANAGEMENT TEAM

And finally I would like to thank the entire management team of Golden Telecom and every one of our employees for their contribution to our Company's success. We have considerable talent within Golden Telecom and the effort, loyalty and determination provided by our people will be a major factor in ensuring that we continue to build on our success in the future.

Sincerely,



JEAN-PIERRE VANDROMME
Chief Executive Officer
Golden Telecom Inc.



Financial Highlights

28% revenue growth compared to 2005
Net income increased by 12% in 2006


2006
854.6
2005
667.4
2004
584.0
2003
360.5
2002
198.7
2001
140.0

Total Revenue
US$m
2001-2006

Revenue
per division
US$m 2006


487.2
309.1
48.7
9.6

US$ 487.2 m
BUSINESS AND
SERVICES

US$ 309.1 m
CARRIER AND
SERVICES

US$ 48.7 m
CONSUMER IN

US$ 9.6 m
MOBILE SERVI

Financial results

US$ millions (except per share data)	FOR THE YEAR ENDED DECEMBER 31, 2006	2005
Revenue	854.6	667.4
Income from operations	127.2	116.0
Income from operations (without costs of SARs)[1]	146.7	116.0
Net Income	85.5	76.1
Net Income (without costs of SARs)[1]	103.0	76.1
Net income per share – diluted	2.33	2.08
Weighted average common shares outstanding - diluted	36.7	36.6
Purchase of property, plan and equipment and intangible assets	175.6	118.2
Cash spent on acquisitions, net of cash acquired	26.8	18.1

Financial position

US$ millions (except per share data)	AS OF DECEMBER 31, 2006	2005
Total assets	1,107.2	882.2
Total debt and capital leases, including current portion	14.7	4.4
Shareholders' equity	817.2	675.1

Closing prices per share

US$	2006 high	2006 low	2005 high
First quarter	31.00	27.01	31.25
Second quarter	32.00	21.73	30.75
Third quarter	31.89	22.09	31.57
Fourth quarter	47.56	30.49	31.62

[1] Reconciliation of Income from operation (without costs of SARs) and Net income (without costs of SARs) to the most nearly comparable US GAAP measures is presented in «Selected Financial Data» section

Russian Economy Overview



GDP growth in Russia between 2001 and 2006 averaged 24% per annum measured in nominal US dollars

For the foreseeable future, Russia will remain the core market for Golden Telecom as almost 90% of our revenues come from Russia. We expect that in the medium term the macroeconomic environment in Russia will remain favorable for development of our business.



Recent dynamics of key economic indicators give us confidence in such assumptions:

- Gross Domestic Product ("GDP") growth between 2001 and 2006 averaged 24% per annum measured in nominal US dollars, with real growth of 6.7%;
- Inflation in 2006 was 9.0% compared to 18.6% in 2001, reflecting the Government's efforts to create macroeconomic stability;
- Foreign reserves at the Central Bank of Russia grew to $303 billion in 2006, an increase of 728% compared to 2001 levels;
- In 2006, the Russian Government enjoyed a budget surplus of 21%. The excess revenues are maintained in the stabilization fund, which amounted to $89.1 billion by the end of the year;
- The stock market delivered another record year with the Russian Trading System ("RTS") index reaching 1,921 points compared to 160 at the end of 2000;
- Average disposable income grew from $77 per month in 2001 to $365 in 2006, creating strong demand for goods and services in Russia.

The Government is pursuing its policy of gradual reforms, simultaneously pushing forward four national projects covering health, education, housing and agriculture. Russia continues to be a major supplier of oil and gas, benefiting greatly from high commodity prices driven by increasing demand for resources and energy, and instability in the Middle East.

Recently, the Russian Govern[...] several initiatives focusing on [...] of the economy and promoting [...] industries such as pharmacol[...] civil aviation, information tech[...] munications. Russia has enor[...] for economic development, co[...] well educated population and [...] resources.


2006
2005
2004
2003
2002
2001
89.1
303.0
43.0
182.2
18.8
112.8
78.0
42.2
36.6
STABILIZATION FUND (IN US$bn)
CENTRAL BANK OF RUSSIA FOREIGN CURRENCY RESERVES (IN US$bn)

Foreign reserves (in US$bn), 2001-2006


2006
$365
2005
$302
2004
$220
2003
$182
2002
$128
2001
$77
CAGR = 37%

Average
disposable
income per month
2001-2006

Compound Annual
Growth Rate ("GAGR"


2006
9.0%
980.9
2005
10.9%
763.2
2004
11.7%
596.0
2003
432.6
12.0%
2002
349.8
15.1%
2001
307.0
18.6%

Nominal G
(in US$bn)
and inflati
in Russia
2001-2006



Telecom Market in Russia

Telecom market in Russia can reach $70 billion in nominal terms by 2010

Efficient modern telecommunications infrastructure is an essential requirement for the successful development of any country. It is especially important in today's Russia where the government is working to diversify the economy, moving away from pure resource based industries.

The existing telecom infrastructure in the country, inherited from the Soviet Union, was neglected for years during the period of initial market reforms, suffering from underinvestment, technological shift and insufficient maintenance. As a result, capacity and quality constraints now limit the ability of traditional operators to deliver levels of service demanded by customers. At the same time, the arrival of new technologies makes it possible to come up with new, innovative and cost efficient solutions which will take the telecom infrastructure to the next level.

As an integral part of the Russian economy, the telecom market demonstrated growth rates estimated at between 25-30% during the period 2001-2006, outpacing the nominal GDP growth. We estimate that the total telecom market in Russia in 2006 was approximately $31 billion, of which the fixed-line segment was 33%. Corporate customers represent 54% of the fixed-line market, while residential customers account for the remaining 46%.

In terms of geographic distribution, Moscow contributed almost 32%, St. Petersburg 6%, with the remainder coming from the regions. The competitive landscape is quite fragmented, both geographically and in terms of product capability.

The recent developments in the telecom market in Russia are:

- Rapid growth in mobile penetration with overall levels estimated at 80-90% by the end of 2006. In Russia, GSM technology dominates the mobile landscape;
- A shift in corporate demand for telecom services as most of the businesses experience rapid growth and expand regionally, thereby demanding investment in different kinds of business solutions and seamless communication;
- Growing demand for broadb
and Triple-Play services. Alth
ent penetration level is estima
market has been doubling eve
by increasing disposable inco
desire for education, entertai
munication;
- On-going consolidation of al
tors where economies of scal
to capital create competitive a
larger country-wide players. A
smaller operators or their ass
ments the organic growth, clo
regional or functional capabili
- Convergence of telecommu
where new innovations allow
of different technologies to pr
value to customers. Similar p
between the telecom and med


47%
33%
20%
100% = 30.7 US$ billion
47%
MOBILE
33%
FIXED LINE
20%
OTHER
23%
17%
14%
9%
5%
3%
1%
2004
2005
2006
2007
2008
2009
2010

Russian
Telecom Spend
in 2006

Russian
Broadba
Penetrat
per hous
2004-20
(Estimat

Russian Fixed Line Spend in 2006, breakdown by region


62%
32%
6%

100% = 10.2 US $ billion

62%
REGIONS

32%
MOSCOW

6%
ST.-PETERSBURG

Russian Fixed Line Spend in 2006


54%
46%

100% = 10.2

54%
RESIDENTI

46%
CORPORAT

Russian Fixed Line Market, US$ billion


2.7
3.2
0.9
1.1
4.8
6.3
Moscow
North West Region
Other Regions
2006
2005

We expect the telecom market in Russia to continue to demonstrate the same growth rates, reaching $70 billion in nominal terms by 2010. The largest increase is expected from the fixed-line sector, driven mainly by the demand for broadband access and continuous corporate demand for high quality sophisticated communication solutions. Convergent technologies are still in the very early stages of development, but potentially new products and services could stimulate additional demand.

Innovation is the key for success in such a dynamic environment. Being first to enter new rapidly growing market segments helps us to sustain high growth rates and grow profitably.

Major Projects



Our new strategy is to make Golden Telecom the leading communication operator in Russia and the CIS

During 2006, along with continuous regional expansion, Golden Telecom continued to work on several projects ensuring entry into new market segments.



Our Federal Transit Network allows the Company to serve customers without having direct access to their homes and offices. The rollout of the WiFi network in Moscow and the pending acquisition of Corbina Telecom will further reduce our last mile deficit. Three other projects - the construction of FTTB networks in major cities of Russia, entry into the digital TV broadcasting market using DVB-T technology and the launch of FMC services in Ukraine – are truly innovative and once accomplished will position Golden Telecom as the industry leader in the region.

FEDERAL TRANSIT NETWORK

In May 2005, Golden Telecom obtained a license to provide domestic and international long distance services. Part of the requirement was to construct our own Federal Transit Network which consists of 4 international long distance ("ILD") switches, 7 domestic long distance ("DLD") switches and 88 points of interconnection – one in each of the regions of Russia. Golden Telecom deployed and certified key elements of the network within the first half of 2006. The Company also signed interconnection agreements with the incumbent operators and agreed on tariffs for interconnection. In December 2006, the Company received the necessary access codes ('51' for domestic long distance calls, '56' for international long-distance calls). Customers can use either the 'Carrier Select' service or 'Carrier Pre-Select' whereby all DLD/ILD calls will be automatically transferred to Golden Telecom's network.

Golden Telecom's FTN is a 'New Generation Network' built using IP technology to ensure flexibility and high quality of service. Such an approach helps to make the network 'future proof' and keeps the cost of maintenance and upgrade low. Golden Telecom continues to invest in its FTN as it is the foundation for future expansion into regional corporate and broadband markets.

Golden Telecom launched its DLD/ILD services in January 2007, targeting mainly wholesale customers. The next step in the marketing plan is to offer DLD/ILD services to corporate customers not directly connected to the Company's network. In the first half of 2007, Golden Telecom plans to start offering DLD/ILD services to residential customers throughout Russia. Using its wide coverage and local and zonal presence in key Russian regions, including Moscow, Golden Telecom will offer competitive rates, high quality customer support and an innovative sales approach to rapidly increase the customer base, at the same time promoting a high degree of loyalty.

Golden Telecom plans to capture 20% of the long distance market by 2010 up from the current 10-11%.

WIFI IN MOSCOW

Golden Telecom provides broa
to residential customers in the
Moscow broadband market usi
WiFi technology. The new netw
of WiFi nodes interconnected u
less backbone frequency, with
connected to Golden Telecom's
optic cable network in Moscow
obtained the necessary license
cies for an outdoor WiFi netwo
more than 6,700 WiFi nodes. T
went live in October 2006, with
testing launched in November
people tried wireless broadban
Golden Telecom between Nove
March 2007. The GoldenWiFi n
commercially launched effecti
2007 (visit www.GoldenWiFi.ru
in English).

In the future, the wireless broa
cess will be bundled with other
services such as broadband ac
and VoIP, expanding the offerin
Plus.' The large metropolitan V
covering the center of Moscow
value proposition for corporate
need mobility and high speed d


MOSCO
Golden Telecom's W
Golden WiFi coverag
Urban area

Complete set of telecom and media products delivered through a combination of cable and wireless technologies

35 m[illegible]n

people live with
the coverage ar

The technology also allows encryption of certain channels thus enabling pay-TV services. Applications for frequencies in another 20 major cities of Russia have been submitted.

A team of professionals joined Golden Telecom and are already working on the deployment of transmitters, interconnection with Golden Telecom's backbone network and sourcing of content. The Company plans to launch services enabling air broadcasting in the third quarter of 2007.

Currently, approximately 35 million people live within the coverage area. Again, the first move advantage should help Golden Telecom to capture large market share and then use its marketing and distribution power to sell a complete set of telecom and media products delivered through a combination of cable and wireless technologies.

FIXED-TO-MOBILE CONVERGENCE IN UKRAINE

As part of our strategy we have started to develop a convergent offering. The construction of the first convergent network began in Ukraine, where we can combine the advantages of our own fixed and mobile networks. In April 2006, we applied and received GSM-1800 licenses in 22 regions in addition to to our existing licenses in Kiev and Odessa. A roaming agreement with Ukrainian Radio Systems, a subsidiary of Vimpelcom, significantly increases our reach to major Ukrainian cities outside of our coverage area in Kiev and Odessa.

The convergent product offering will combine high speed broadband access and data transmission of fixed networks with the mobility of wireless solutions. We plan to offer our customers handheld terminals which can work using WiFi/GPRS/GSM technologies and support the Unlicensed Mobile Access ("UMA") standard. In the fourth quarter of 2006, specialists from Alcatel installed the intellectual software which is the core element of the FMC platform. The solution being developed by Golden Telecom in Ukraine is similar to innovative products offered recently by the leading British operator.

The new convergent products are d
for corporate customers, mainly in
and medium segment. During 2007
pany plans to launch its convergent
in 6 major regions of Ukraine. Once
successful, similar products will be
Russia where we most likely will en
partnership agreement with one of
mobile operators.

Board of Directors

Petr Aven



ALFA BANK, PRESIDENT

Golden Telecom, Inc.
Chairman of the Board,
Nominating and Corporate
Governance Committee
Member

Jean-Pierre Vandromme



Golden Telecom, Inc.
Chief Executive Officer,
Member of the Board,
Executive Committee
Member

Kjell Johnsen



TELENOR CENTRAL & EASTERN
EUROPE, SENIOR VICE PRESIDENT

Golden Telecom, Inc.
Member of the Board,
Chairman of the Executive
Committee,
Compensation Committee Member,
Nominating and Corporate
Governance Committee
Member

Ronny Naevdal



TELENOR NORDIC,
DIRECTOR OF STRATEGY
AND BUSINESS
DEVELOPMENT

Golden Telecom, Inc.
Member of the Board

Oleg Malis



ALTIMO,
SENIOR VICE PRESIDENT

Golden Telecom, Inc.
Member of the Board,
Executive Committee
Member

Alexey Khudyakov



ALTIMO,
VICE PRESIDENT

Golden Telecom, Inc.
Member of the Board,
Compensation
Committee Member

David Herman



Golden Telecom, Inc.
Member of the Board,
Audit Committee Member,
Chairman of the Compensation
Committee,
Chairman of the Nominating
and Corporate Governance
Committee

Patrick Gallagher



FLAG TELECOM GROUP,
NON-EXECUTIVE
VICE CHAIRMAN

Golden Telecom, Inc.
Member of the Board,
Executive Committee
Member,
Audit Committee
Member

Vladimir Bulgak



Golden Telecom, Inc.
Member of the Board

David Smyth



THE DIAGNOSTIC CLINIC,
CHIEF EXECUTIVE OFFICER
AND CHIEF FINANCIAL OFFICER

Golden Telecom, Inc.
Member of the Board,
Chairman of the Audit
Committee, Compensation
Committee Member,
Executive Committee
Member

Management Team







Ilya Smirnov
Vice President, Acting General Counsel and Corporate Secretary

Aleksey Goryachkin
Vice President, Chief Technical Officer

Kevin Cuffe
Vice President, Head of the BCS & Customer Care Business Units

Jean-Pierre Vandromme
Chief Executive Officer (CEO)



Andrey Patoka
Vice President,
Managing Director
of the International
and Regional
Business Unit

Alexander Shinkarev
Vice President,
Head of Business
Development
and Strategic
Planning Division

Olga Novikova
Vice President,
Head of Human
Resources and
Administrative
Divisions

Dmitry Bragin
Vice President,
Head of Consumer
Market Solutions
Business Unit

Mikhail Afonin
Vice President,
Mergers and
Acquisitions

Boris Svetlichny
Senior Vice President,
Chief Financial
Officer (CFO)
and Treasurer



Financial Review

Selected Financial Data

	AT DECEMBER 31,			
in thousands	2002	2003	2004	2005
BALANCE SHEET DATA				
Cash and cash equivalents	$ 59,625	$ 65,180	$ 53,699	$ 67,176
Property and equipment, net	166,121	283,110	347,891	407,907
Investments in and advances to ventures	721	251	742	10,889
Goodwill and intangible assets, net	127,669	248,843	247,570	243,129
Total assets	435,810	729,226	805,768	882,211
Long-term debt, including long-term capital lease obligations	29,732	3,963	1,738	2,367
Minority interest	2,187	2,722	11,738	19,693
Shareholders' equity	311,506	584,279	626,381	675,103

The following selected historical consolidated financial data at December 31, 2002, 2003, 2004, 2005 and 2006, and for all of the years presented are derived from consolidated financial statements of Golden Telecom, Inc. (the "Company") which have been audited by Ernst & Young (CIS) Limited and Ernst & Young LLC, independent registered public accounting firms.

The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included in this document.

Refer to Note 5 to the Consolidated Financial Statements for descriptions of recent acquisitions that impact the comparability of financial information. Other less recent business combinations and information not disclosed in the footnotes were as follows:

In August 2002, the Company acquired approximately 31% of Golden Telecom (Ukraine) ("GTU") for cash consideration of approximately $5.2 million, including $3.7 million recorded as a liability, net of $0.3 million discount, determined at the rate of 6.11%. The acquisition was accounted for as a purchase business combination under US GAAP. The Company recorded approximately $1.8 million of contract-based customer relationship intangible assets that will be amortized over a period of approximately 5 years. There was no goodwill recorded as a result of this transaction.

In September 2002, subsidiaries of the Company completed the acquisition of 50% of EDN Sovintel LLC ("Sovintel") that the Company did not own from OAO Rostelecom ("Rostelecom"), pursuant to an Ownership Interest Purchase Agreement, dated March 13, 2002, by and among subsidiaries of the Company and Rostelecom, bringing the Company's ownership in Sovintel to 100%. The total purchase

price of approximately $113.1
of approximately $50.7 million
ny's common stock, represent
shares, $10.0 million in cash
$46.0 million in promissory n
and direct transaction costs o
$7.1 million, including an inve
fee of approximately $3.3 milli
filiate of Alfa Group Consortiu
of the Company. Sovintel provi
communications services, pri
hotels, business offices and m
cation companies through its
tions network in Russia. The C
consolidating the results of op
of Sovintel on September 17, 2

In August 2003, the Compa
acquisition of 100% of OOO Si
("Sibchallenge"), a telecommu
provider in Krasnoyarsk, Russ
purchase price of approximate

in thousands, except per share data	2002	2003	2004	2005
	FOR THE YEARS ENDED DECEMBER 31,			
STATEMENT OF OPERATIONS DATA				
Revenues	$198,727	$360,534	$583,978	$667,379
Cost of revenues (excluding depreciation and amortization)	91,189	181,085	300,588	347,532
Gross margin	107,538	179,449	283,390	319,847
Selling, general and administrative (excluding depreciation and amortization)	46,147	64,384	112,855	119,890
Depreciation and amortization	29,961	45,334	74,999	84,015
Income (loss) from operations	31,430	69,731	95,536	115,942
Equity in earnings of ventures	4,375	4,687	278	460
Interest income (expense), net	(667)	(872)	559	1,677
Foreign currency gain (loss)	(1,174)	(232)	660	(1,212)
Minority interest	527	480	1,506	2,978
Provision for income taxes	4,627	17,399	30,744	37,816
Net income before cumulative effect of change in accounting principle	28,810	55,435	64,783	76,073
Cumulative effect of change in accounting principle	974	—	—	—
Net income	29,784	55,435	64,783	76,073
Net income per share before cumulative effect of change in accounting principle — basic	1.20	1.95	1.79	2.09
Cumulative effect of change in accounting principle	0.04	—	—	—
Net income per share — basic	1.24	1.95	1.79	2.09
Weighted average shares — basic	24,102	28,468	36,226	36,378
Net income per share before cumulative effect of change in accounting principle — diluted	1.17	1.90	1.77	2.08
Cumulative effect of change in accounting principle	0.04	—	—	—
Net income per share — diluted	1.21	1.90	1.77	2.08
Weighted average shares — diluted	24,517	29,107	36,553	36,605
Cash dividends per common share	—	—	0.80	0.80

in thousands	FOR THE YEARS EN 2005
Income from operations (without costs of SARs)[1,2]	$115,942
Net income (without costs of SARs) [1,2]	76,073

1 The Golden Telecom, Inc. 2005 Stock Appreciation Rights Plan was approved by the Company's Board of Directors in September 2005. Seventy-five percent of the SARs granted shall be subject to time vesting, twenty-five percent of the SARs granted were subject to performance vesting upon the Company's common stock achieving a closing trading price of at least $50.00 per share for thirty consecutive days, which took effect in February, 2007. The fair value of each SAR award is estimated at the end of each reporting period using the Monte Carlo simulation-based valuation model. The Company adopted SFAS No. 123R "Accounting for Stock-based Compensation – Revised" as of January 1, 2006 using the modified prospective method in its accounting for SARs and stock options. In accordance with this method, the consolidated financial statements for prior periods have not been restated. The total cost of SARs expense was $17.5 million net of tax, for year ended December 31, 2006. Of this amount, $12.7 million was incurred during the fourth quarter of 2006, when the stock price increased from $30.25 to $46.84 per share. In 2005 there were no SARs related expenses. Presently, Golden Telecom is reviewing its SARs program and investigating other forms of equity based compensation for its employees to decrease volatility of related expenses. A reconciliation of all non-GAAP items to the most directly comparable GAAP financial measures is presented below.

2 This Annual Report presents measures not derived in accordance with generally accepted accounting principles, including Income from operations (without costs of SARs) and Net income (without costs of SARs). Such measures should not be considered substitutes for any measures derived in accordance with generally accepted accounting principles, and may also be inconsistent with similar measures presented by other companies. Reconciliation of these non-GAAP measures to the most nearly comparable GAAP measures is presented below.

lion consisted of cash consideration of approximately $15.0 million and approximately $0.4 million in direct transaction costs, including an investment banking fee of $0.3 million paid to Belongers Limited, an affiliate of Alfa, a shareholder of the Company. The acquisition of Sibchallenge established GTI's presence in the Krasnoyarsk region. In addition, Sibchallenge had numbering capacity and interconnect agreements. The Company's financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed and, as such, the Company has assigned approximately $11.2 million to telecommunications service contracts intangible assets. These identified intangible assets will be amortized over a period of 10 years. There was no goodwill recorded as a result of this transaction. The results of operations of Sibchallenge have been included in the Company's consolidated operations since August 31, 2003.
In December 2003, the Company completed the acquisition of 100% of the shares in OAO Comincom ("Comincom") from Nye Telenor East Invest, pursuant to a Share Exchange Agreement. The total purchase price of approximately $195.3 million consisted of approximately $193.5 millio mon stock, representing 7,007 and direct transaction costs o $1.8 million.

The purchase consideration termined using the closing da action as December 1, 2003. A GTI shares issued in considera based on the average closing Company's common stock for secutive trading days between 2003 and December 2, 2003, w per share.

In June 2001, the Financial Standards Board issued Stater cial Accounting Standard ("SF "Business Combinations" and will and Other Intangible Asset fiscal years beginning after De In accordance with SFAS No. 1 142, the Company ceased amo as of January 1, 2002.

NON-GAAP MEASURES

In addition to the results repor dance with accounting principl accepted in the United States (cluded in this Annual Report, t

FOR THE YEARS ENDED DE

in thousands	2005
Operating income (without cost of SARs)	$115,942
Cost of SARs	-
OPERATING INCOME	115,942
Other income (expense):	
Equity in earnings (losses) of ventures	460
Foreign currency gain (loss)	(1,212)
Interest income (expense), net	1,677
TOTAL OTHER INCOME	925
Income before income taxes and minority interest	116,867
Income taxes	37,816
Minority interest	2,978
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	76,073
Cumulative effect of a change in accounting principle, net of tax	—
NET INCOME	$76,073

FOR THE YEARS ENDED DE

in thousands	2005
Net Income (without cost of SARs)	$76,073
Cost of SARs, net of tax	-
NET INCOME	$76,073

Comparison Of 5 Year Cumulative Total Return[1]

Among Golden Telecom, Inc., the NASDAQ composite index and the NASDAQ Telecommunications index.


$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
GOLDEN TELECOM, INC.
NASDAQ COMPOSITE
NASDAQ TELECOMMUNICATIONS
12.01
4.02
8.02
12.02
4.03
8.03
12.03
4.04
8.04
12.04
4.05
8.05
12.05
4.06

has provided information regarding Income from operations (without costs of SARs) and Net income (without costs of SARs), which are non-GAAP financial measures.

Management believes that the non-GAAP financial measures used in this Annual Report are useful to both management and investors in their analysis of the company's financial position and results of operations.

Non-GAAP measures should not be considered a substitute for the reported results prepared in accordance with GAAP and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. These non-GAAP measures should not be considered as a substitute for reported results prepared in accordance with GAAP. These non-GAAP financial measures, as determined and presented by the Company, may not be comparable to related or similarly titled measures reported by other companies.

Set forth on page 45 are attachments that reconcile these non-GAAP financial measures, if applicable, to the most directly comparable financial measures calculated and presented in accordance with GAAP.

[1] $100 *invested on 12/31/01 in stock or index-including* reinvestment of dividends. Fiscal year ending December 31.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

The graph on page 46 compares the five-year cumulative total return attained by shareholders on Golden Telecom's common stock since 12/31/2001, relative to the cumulative total returns of the NASDAQ Composite index and the NASDAQ Telecommunications index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes 12/31/2001. The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Management's Discussion and Analysis of Financia Condition and Results of Operations

The following discussion and analysis relates to our financial condition and results of operations for each of the years ended December 31, 2004, 2005, and 2006. This discussion should be read in conjunction with the "Selected Financial Data" and our Consolidated Financial Statements and the notes related thereto appearing elsewhere in this Report.

OVERVIEW

We are a leading facilities-based provider of integrated telecommunication and Internet services in major population centers throughout Russia and other countries of the Commonwealth of Independent States ("CIS"). We offer voice, data and Internet services to corporations, operators and consumers using our metropolitan overlay network in major cities throughout Russia, Ukraine, Kazakhstan, and Uzbekistan, and via leased channels and inter-city fiber optic and satellite-based networks, including approximately 289 access points in Russia and other countries of the CIS as of December 31, 2006, a 12% increase from 259 access points as of December 31, 2005. In addition, we offer mobile services in the Ukrainian cities of Kiev and Odessa.

We organize our operations into fou segments, as follows:

- **Business and Corporate Services** Using our fiber optic and satellite-b networks in and between major me areas of Russia, Ukraine and other of the CIS, we provide business and services including voice and data se to corporate clients across all geog markets and all industry segments telecommunications operators;
- **Carrier and Operator Services.** U fiber optic and satellite-based netw between major metropolitan areas Ukraine and other countries of the provide a range of carrier and oper services including voice and data se to foreign and Russian telecommur and mobile operators;
- **Consumer Internet Services.** Usi fiber optic and satellite-based netw provide Internet access to the cons and web content offered through a Internet portals throughout Russia Kazakhstan, and Uzbekistan; and
- **Mobile Services.** Using our mobil in Kiev and Odessa, Ukraine, we pr mobile services with value-added f such as voicemail, roaming and me services on a subscription and prep

We intend, wherever possible, to of our integrated telecommunicatio under the Golden Telecom brand, a some services still carry local bran of recent acquisitions. Our dial-up services are distributed under the in Russia, Kazakhstan and Uzbekistan and under the Svit-On-Line brand in Ukraine. Most of our revenue is derived from high-volume business customers and carriers. Our business customers include large multinational companies, local enterprises, financial institutions, hotels and government agencies. We also believe that carriers derive a portion of their business from high-volume business customers. Thus, we believe that the majority of our ultimate end-users are businesses that require access to highly reliable and advanced telecommunications facilities to sustain their operations.

Traditionally, we have competed for customers on the basis of network quality, customer service and range of services offered. During the past several years, other telecommunications operators have also introduced high-quality services to the segments of the business market in which we operate. Competition with these operators is intense, and frequently results in declining prices for some of our services, which adversely affect our revenues.

In 2006, we continued to experience growth in our main lines of business and benefited from strong macro-economic growth in the markets where we operate. Despite being faced with challenges of continued changes in the regulatory and telecommunications environment in Russia and Ukraine, we remained focused on developing our business through organic growth, acquisitions, and the expansion of our services.

RECENT ACQUISITIONS

We continue to pursue consolidation opportunities through selective acquisitions that will allow us to expand our geographical reach, add to our service offerings, and improve our market share while maintaining operational control. Described below are our acquisitions occurring in 2005 and 2006. Refer to Note 5 in the financial statements included in Item 8 of this report for more details about acquisitions occurring in 2004, 2005, and 2006.

In March 2005, we completed the acquisition of a 75% ownership interest in Dicom LLC ("Dicom"), an early-stage wireless broadband enterprise, for approximately $0.5 million in cash. In conjunction with this acquisition, we entered into a participants' agreement which provided the seller with a put option that, if exercised, would require us to purchase the seller's 25% interest at fair market value. The participants' agreement provided us with a call option that, if exercised, would require the seller to sell after February 1, 2008, its 25% interest in Dicom at any time beginning after February 1, 2008, if Dicom's valuation exceeds targeted levels by February 1, 2008.

In September 2005, we completed the acquisition of 60% of Joint Venture Sakhalin Telecom Limited LLC ("Sakhalin Telecom"), a fixed line alternative operator in the Far East region of Russia for approximately $5.0 million in cash. As a result of this acquisition and combined with our previous ownership interest, we now own 83% of Sakhalin Telecom.

In October 2005, we completed the acquisition of 100% of Antel Rascom Ltd., a British

Virgin Islands company that o
interest in ZAO Rascom ("Ras
approximately $10.0 million in
vember 2005, Antel Rascom L
owned subsidiary, acquired an
Rascom for approximately $1.
raising our total ownership in
though we now have a majorit
we account for Rascom using
od due to certain participating
rity shareholders. Rascom ha
and facilities in the Moscow a
regions and elsewhere in nort

In October 2005, we comple
tion of 100% of ZAO Sochitelec
com"), a fixed line alternative c
Krasnodar region of Russia fo
$2.1 million in cash.

In March 2006, we complete
of 70% ownership interest in Z
lectual Communications ("Tati
Internet service provider ("ISP
Republic of Tatarstan, for appr
million in cash.

In April 2006, we completed
of 100% ownership interest in
a fixed line alternative operato
Frankovsk region of Ukraine, f
$3.8 million consisting of cash
of $3.4 million and $0.4 millio
liability, to be settled in cash u
tory achievement of certain co

In June 2006, we completed
of 74% ownership interest in K
("Kubtelecom"), a fixed line alte
in the Krasnodar region of Rus

mately $10.1 million of cash consideration plus the assumption of $3.9 million of debt and other liabilities. We are currently engaged in litigation with a minority shareholder of Kubtelecom in regard to the shareholder's claim that the shareholder's pre-emptive right to acquire 74% ownership in Kubtelecom was breached. We do not consider an unfavorable outcome probable for this claim. However, in case of an unfavorable outcome of this litigation, we may be forced to unwind the Kubtelecom acquisition.

In August 2006, we completed the acquisition of 100% ownership interest in Telcom LLC ("Telcom"), a fixed line alternative operator in Nizhny Novgorod, Russia, for approximately $1.7 million in cash.

In October 2006, we completed the acquisition of 75% ownership interest in S-Line LLC ("S-Line"), an early-stage wireless broadband enterprise in Kiev, Ukraine, for approximately $7.5 million in cash. In conjunction with this transaction, we also entered into agreement whereby we agreed to provide a secured loan of $2.5 million to the seller. The loan is secured by a pledge of the remaining 25% interest in SLine and matures in November 2010. We are currently engaged in regulatory dispute with the National Commission for Communication's Regulation in Ukraine ("NCCR") over the license for wireless broadband radio frequencies. We consider the reissuance of this license probable.

In October 2006, we completed the acquisition of 100% ownership interest in ZAO Corus ISP ("Corus"), an ISP in Ekaterinburg, Russia, for approximately $1.2 million in cash.

In February 2007, we completed the acquisition of 65% ownership interest in Fortland Limited ("Fortland"), which owns Kolangon-Optim LLC ("Kolangon"), an early-stage digital video broadcast enterprise in Russia, for approximately $49.7 million consisting of cash consideration of $38.6 million and $11.1 million to be settled in cash upon satisfactory achievement of certain conditions plus the assumption of up to $1.6 million debt.

In conjunction with this transaction, we also entered into agreement whereby we agreed to provide a secured loan of $12.1 million to the seller. The loan is secured by a pledge of the 15% interest in Fortland and matures in April 2011. In conjunction with this transaction, we also entered into a put option agreement that, if exercised, would require us to purchase the seller's remaining 35% interest in Fortland at fair market value.

In conjunction with this transaction, we also entered into a call option agreement that, if exercised, would require the seller to sell the seller's remaining 35% interest in Fortland at fair market value. The put and call options are exercisable on and after September 30, 2010.

On February 22, 2007, we entered into a stock purchase agreement to acquire a 51% ownership interest in ZAO Cortec and its subsidiaries (together "Corbina"), an integrated provider of telecommunication and Internet services in Russia, for 8% of our common stock outstanding immediately following the closing, $10.0 million in cash plus the assumption of up to $9.0 million of debt.

Additionally, we shall refinance $45.
of debt that the seller owes to JSC \
bank. The refinancing will be effecte
an intercompany loan to Corbina. Th
of this acquisition is subject to the F
Federal Anti-Monopoly Service appr

These acquisitions have enabled
ize new opportunities in Russia and
increasing our customer base, incre
access to critical infrastructure incl
mile infrastructure and digital video
cast technology, and furthering our
markets strategy.

REGULATORY DEVELOPMENTS

On January 1, 2004, a new Law on C
cations (the "Telecommunications L
into effect in Russia. While some of
porting regulations to implement th
munications Law have not been ena
Russian government approved in M
new rules for interconnection (the "
nection Rules") that became effecti
January 1, 2006. These Interconnec
contemplate a new three-layer inte
system consisting of domestic long
international long distance ("DLD/IL
and local operators. Under this new
end-users will have the right to cho
distance operator, and DLD/ILD ope
be required to have interconnection
each of the 88 constituent territorie
Russian Federation. In addition, the
munications Law created a universa
fund ("USF") charge, which became
on May 3, 2005, calculated as 1.2%

from services provided to customers, excluding interconnection and other operators' traffic routing revenue. We have incurred approximately $4.7 million in USF charges for year ended December 31, 2006, which is recorded as part of cost of revenue. However, on February 28, 2006, the Constitutional Court of the Russian Federation ruled that the provisions of the Telecommunications Law relating to the USF charge do not comply with the Constitution of the Russian Federation and shall become null and void as of January 1, 2007, unless the Telecommunications Law is amended prior to that date. The Constitutional Court established that essential criteria for the charge, including the maximum rate and basis of calculation, must be established by legislative action and not by the administration. On December 29, 2006, the Russian President approved amendments to the Telecommunications Law setting forth essential criteria of the USF charge. These amendments became effective on January 1, 2007.

On May 31, 2005, we received a DLD/ILD license in Russia which is valid until May 31, 2012. We are required under the license to begin providing services and fulfill the network requirements specified in the Interconnection Rules not later than May 31, 2007. On January 16, 2006, we announced that the construction of our Federal Transit Network ("FTN") was complete in compliance with the Telecommunications Law and our DLD/ILD license. The FTN consists of four international communications transit nodes, seven intercity communications transit nodes deployed in each federal district of Russia, and 88 connection points or FTN access nodes located in each constituent territory of Russia. We have obtained the required governmental permissions for operation of all the international and intercity communications transit nodes that are part of the FTN. On April 28, 2006, all of the 88 connection points were formally commissioned by Rossvyaznadzor, a governmental body that reports to the Ministry of Information Technologies and Communications of the Russian Federation (the "Russian Ministry of Telecommunications") that is responsible for the control and the supervision of information technology and communications as well as for commissioning the long distance networks. On June 29, 2006, we announced that we have entered into interconnection agreements with all Russian zonal incumbent fixed line telecommunications operators. On December 15, 2006, the Russian Ministry of Telecommunications granted us access codes to operate our FTN. On January 29, 2007, we launched DLD/ILD services using our FTN. We believe that provision of DLD/ILD services will allow us to gain additional revenues from our international and domestic long distance operations.

We believe that our DLD/ILD license will enable us to protect our relationship with our corporate clients and, in the long term, expand our business into the residential long distance market. Under the previous regulation, the local operators collected full tariffs for DLD/ILD calls and passed only a portion of the revenue to the DLD/ILD operator. However, in the near term, we do not expect significant growth

in our DLD/ILD gross margins
incur additional costs payable
OAO Svyazinvest ("Svyazinvest
in the form of compensatory fe
surcharges. DLD/ILD carriers
pay this compensatory fee unti
are raised to an economically
increase in local tariffs is expe
pleted by the end of 2007.

Under the new system, the
may also act as agents for DL
ers, billing clients for long dist
collecting payments on behalf
operators. We incur additional
to the local operators acting a
in the form of commission fee
anticipate that our new license
increase of DLD/ILD revenues
gin to earn long distance reven
end-users. However, the impa
ILD revenues is dependent on
arrangements with the end-us
local operators established th
for our DLD/ILD services withi
set for local operators. Howev
we may change this tariff setti
end-user tariffs. We are still a
future DLD/ILD revenues to de
impact on our business and h
classified for segment reportin

At present we continue to re
revenues from local operators
to these operators for intercon
agency fees, since the econom
our settlements with local ope
changed following the introduc

Interconnection Rules, and other conditions that might otherwise require us to present those same revenues and costs on a gross basis have not yet been fulfilled.

On March 6, 2007, Rossvyaznadzor warned EDN Sovintel LLC ("Sovintel"), our wholly owned Russian subsidiary, that it should remedy certain alleged violations in traffic routing. The allegation follows an inspection by Rossvyaznadzor of an independent operator, OAO Arctel ("Arctel"). Rossvyaznadzor believes that Sovintel inappropriately converted telephone traffic of Arctel into IP-telephone traffic and then incorrectly routed this traffic abroad. During the inspection of Arctel, representatives of Rossvyaznadzor made thirty-nine test calls, all of which allegedly went through Sovintel's network. Sovintel then tested and carried out a full analysis of the routing of these calls. Following Sovintel's review, we determined that nineteen calls were not made through our network and that the twenty remaining calls were routed in accordance with existing regulations and Sovintel's licenses. We have notified Rossvyaznadzor of the above findings and believe that we have not violated our licenses.

In a letter dated December 20, 2006, several deputies of the State Duma, wrote to the Russian General Prosecutor alleging that Sovintel was illegally providing domestic and international services prior to receipt of access codes. The letter states that because Sovintel had not yet received access codes to offer such services in the first, second and third quarter of 2006, then Sovintel was operating illegally in this respect. Further, the letter requests that the Prosecutor General's office conduct an investigation of Sovintel's activities and, if appropriate, charge those Sovintel officials responsible for the activities. Sovintel received the access codes in December 2006 and prior to construction of its FTN was operating under its previous licenses. We believe that we were acting in accordance with Russian regulations and legislation and it licenses.

On October 19, 2005, the Russian government enacted the Rules on Price Establishment for Interconnection and Traffic Routing. These rules list interconnection services and traffic routing services provided by the incumbent operators that are subject to pricing regulation by the government. The effective utilization and implementation of the Russian long distance license is subject to the establishment of tariffs for interconnection and traffic routing services to be provided by incumbent Svyazinvest state-owned companies and other incumbent operators. The tariffs are paid by long distance operators to the incumbent local and zonal operators for each minute of long distance traffic that is carried such that all long distance operators are cross-subsidizing the local and zonal network of the incumbent operators. Such cross-subsidy will continue until January 1, 2008. By that date, the new pricing setting mechanisms and tariff re-balancing should be fully implemented. During the first half of 2006, in the absence of the regulated tariffs most of the incumbent operators, including all of Svyazinvest companies, imposed their own independently established tariffs on alternative long distance, zonal and local operators. However, 19, 2006, Rossvyaznadzor establish imum limits for such tariffs. As a re incumbent operators are permitted tariffs on alternative long distance, local operators within these establi Thus, effective July 1, 2006, tariffs f nection with the incumbent zonal o decreased. To minimize the impact ments to the incumbent operators, received licenses to provide zonal s in all the regions of the Russian Fe During 2006, we started constructio networks in 12 regions of the Russi tion. To date, we have completed co of zonal networks in Moscow, St. Pe Kaliningrad, Pskov, Samara and Sa regions of Russia. In total, we are p to construct zonal networks in 28 to regions by the end of 2008. Howeve regions where we have not complet struction of zonal networks, we will quired to act as an agent for zonal o billing clients for intra-zonal calls a ing payments on behalf of the zonal We are still analyzing these change ments with zonal operators to dete the impact on our business.

In the third quarter of 2006, incu Svyazinvest operators started introd settlement rules for local traffic. Pr 1, 2006, we paid fixed monthly fees connection lines with these operato the new rules, the settlements will on the actual volume of traffic. The to the new rules was not completed

As a result of these changes, we expect an increase in cost of revenue which could be partially offset by additional revenue for the traffic termination to our network.

In February 2005, we received notice from OAO Vimpel Communications ("Vimpelcom"), our largest customer, that it was diverting a volume of traffic away from our network due to their preliminary interpretation of traffic routing regulations issued by the Russian Ministry of Telecommunications. However, in the third quarter of 2005, Vimpelcom traffic volumes were restored to their previous 2004 levels as a result of our discussions with Vimpelcom and clarification from the regulatory agencies. In April 2006, Vimpelcom received a DLD/ILD license. Vimpelcom is required under the license to begin providing services and fulfill the network requirements specified in the Interconnection Rules not later than December 12, 2007. However, until Vimpelcom completes all technical requirements and obtains formal commissioning by Rossvyaznadzor, we do not expect this carrier to reduce its traffic volumes with us.

On March 4, 2006, the Russian President approved amendments to the Telecommunications Law that introduced calling party pays rules ("CPP Rules"). Effective July 1, 2006, under the CPP Rules, generally all incoming calls, on fixed and mobile lines, in Russia are free of charge, and only the fixed line or mobile operators originating the call may charge the customer for the call. Subscribers of fixed line telephones did not pay for incoming calls and, therefore, the CPP Rules will not have an impact on fixed-to-fixed line calls, but the CPP Rules impact the fixed-to-mobile calls as mobile companies traditionally charged for incoming calls in Russia. For the year ended December 31, 2006, we have recorded approximately $31.5 million in additional revenue. However, this increase in revenue was partially offset by approximately $21.2 million in additional cost of revenue due to the introduction of termination charges to mobile networks.

In March 2006, the Ukrainian government submitted to the Ukrainian Parliament ("Verkhovna Rada") a draft law introducing a USF charge in Ukraine, calculated as 2% of revenue. In September 2006, this draft law was amended to make a USF charge in Ukraine effective January 1, 2008.

In April 2006, the NCCR issued a license for GSM-1800 radio frequency to Golden Telecom (Ukraine) ("GTU"), our subsidiary in Ukraine. Currently, GTU provides services in Kiev and Odessa. The new license will enable GTU to offer mobile services in 22 out of the remaining 25 regions of Ukraine that GTU does not currently cover. Payment of the $5.5 million license fee was made on May 10, 2006.

In May 2006, we began using the frequencies and submitted registration documents to UkrChastotNadzor, a Ukrainian governmental body that is responsible for the control and the supervision of the radio frequencies. To date, we have complied with the license requirements related to the use of allocated radio frequencies by launching operations in 4 out of 22 regions. Effective July 15, 2006, the NCCR introduced new tariffs for provision of voice services to

fixed line subscribers. As a res
rebalancing policy, the tariffs f
and monthly fees increased ar
DLD/ILD calls decreased. Effe
1, 2006, the NCCR continued t
ancing process by increasing t
local calls and monthly fees a
the tariffs for fixed-to-mobile
28, 2006, the Verkhovna Rada
amendments to the Ukrainian
communications which chang
telecommunication service ta
the public regulation. Under n
tariffs for DLD/ILD calls were
the public regulation. The ame
exclude fixed-to-mobile calls
tariff regulation. As a result of
we expect increased competit
incumbent operators in DLD/I
market.

Effective January 1, 2007, t
duced new interconnection se
During 2006, we paid fixed mo
interconnection lines with oth
However, under the new rules
will be based on the actual vol
As a result of these changes,
increase in cost of revenue wh
be partially offset by additiona
the traffic termination to our

OTHER DEVELOPMENTS

Historically, our tariffs have been linked to the United States dollar ("USD"). Since early 2000 the Russian ruble ("RUR") exchange rate against the USD has become relatively stable and has appreciated in 2005 and during 2006. In the second and the third quarters of 2006, Sovintel introduced semi-fixed USD — RUR exchange rate for settlements with the majority of its customers. This rate is effective only if the official USD exchange rate set by the Central Bank of Russia ("CBR") is below the fixed level. If the RUR depreciates against USD so that the CBR exchange rate exceeds the fixed level, Sovintel will resume applying the CBR exchange rate, or floating rate, for settlements with its customers. However, most of our direct competitors continue to link their prices to the USD payable at the CBR exchange rate, so when the RUR appreciates, their prices effectively become lower in the RUR terms in relation with our prices. As a result, if the RUR appreciates against USD so that the CBR exchange rate significantly differs from the fixed level, Sovintel may lower the fixed level in order to respond to the pricing pressure from its competitors. Following the introduction of the semi-fixed USD — RUR exchange rate for settlements with its customers, Sovintel introduced the same exchange rate mechanism for settlements with its employees related to salaries, bonuses and unused vacation accrual effective August 1, 2006.

In September 2005, we granted stock appreciation rights ("SARs") to our Chief Executive Officer ("CEO") with respect to 200,000 shares of our common stock, at a share price which was the closing price of our common stock on the NASDAQ Global Select Market on July 19, 2005 ("CEO Granting Share Price"), which was $29.83, one-third of which shall be and become vested and nonforfeitable on each of the first three anniversary dates from September 1, 2005, provided the CEO remains continuously employed by us until each such relevant date. The SARs shall be fully vested if there is a change in control. If, prior to February 28, 2009 and during the CEO's period of employment with us, the average closing stock price of one share of our common stock on the NASDAQ Global Select Market, exceeded $50.00 during any thirty day consecutive period, the CEO would be granted SARs for an additional 200,000 shares of our common stock at the CEO Granting Share Price, which SARs should be fully vested upon issuance. On February 8, 2007, our common stock achieved the $50.00 threshold and CEO was granted additional fully vested SARs in respect of 200,000 shares of our common stock. The SARs granted do not have a contractual term. However, all SARs shall be cancelled, and we shall make a payment to the CEO upon the termination of employment for any reason with respect of the SARs vested. The SARs provide for a cash only settlement and the related obligation is recorded as a liability in the consolidated financial statements.

In December 2005, we granted SARs with respect to 851,800 shares of our common stock to senior management and other employees, of which 104,800 were forfeited by employees who left us during 20
SARs were granted pursuant to the
Telecom, Inc. 2005 Stock Appreciat
Plan ("2005 SAR Plan") and the ED
Stock Appreciation Rights Bonus P
vintel SAR Plan") at a share price w
lower of: (i) the average between th
low sales price per share of comm
the grant date, or in case no such s
place on the grant date, the last da
a sale occurred or (ii) the average c
price per share of our common sto
fourteen trading days immediately
such date, which was $26.808 ("Gra
Price"). Seventy-five percent of the
shall be subject to time vesting, on
which shall be and become vested
feitable on each of the first three a
dates from December 12, 2005, pro
the employee remains continuousl
by us until each such relevant date
ing Share Price shall increase by fi
on each anniversary date after Dec
2005, in association with the SARs
be and become vested and nonforf
on each such anniversary date. Tw
percent of the SARs granted were s
performance vesting upon our com
achieving a closing trading price of
$50.00 per share for thirty consecu
as determined in our sole discretio

On February 22, 2007, our comm
achieved the $50.00 threshold and
mance vesting SARs became fully v
SARs have a contractual term of 5
aggregate number of shares of con

which may be issued pursuant to the 2005 SAR Plan at the discretion of the grantees shall be 200,000 shares. The SARs issued pursuant to the Sovintel SAR Plan provide for a cash only settlement. The related obligation is recorded as a liability in the consolidated financial statements.

In 2006, we granted SARs with respect to 177,000 shares of our common stock to senior management, of which 10,000 were forfeited by a senior manager who left us during 2006. The SARs were granted pursuant to the 2005 SAR Plan at the weighted-average exercise price of $27.94.

We are currently reviewing our SARs program and investigating other forms of equity based compensation for our employees to decrease volatility of related expenses.

During the fourth quarter of 2006, we revised our estimate of allowance for doubtful accounts to reflect changes in the business, recent historical collections experience and other currently available evidence. The change in accounting estimate increased net income for the year ended December 31, 2006 by approximately $2.4 million, net of tax (equivalent to $0.07 per common share — basic and $0.07 per common share — diluted).

In the fourth quarter of 2006, we reversed a $2.6 million liability with a former shareholder because of the expiration of the statute of limitations.

HIGHLIGHTS AND OUTLOOK

Since early 2000 we have witnessed a recovery in the Russian market, but downward pricing pressures persist from increased competition and the global trend toward lower telecommunications tariffs. In 2005 and during 2006, our traffic volume increases exceeded the reduction in tariffs on certain types of voice traffic. This is a contributing factor to the increases in our revenue in 2005 and during 2006. We expect that this trend of year over year increases in traffic volume will continue as long as the Russian economy continues to develop at its current pace. Although our revenue growth is strong, our overall margins continue to be impacted by price increases for services received from monopolistic incumbent operators and competition from other carriers.

In order to handle additional traffic volumes, we have expanded and will continue to expand our fiber optic capacity along our heavy traffic and high cost routes to mitigate declines in traffic margins, reduce our unit transmission costs and ensure sufficient capacity to meet the growing demand for data and Internet services. We expect to continue to add additional transmission capacity, which due to its fixed cost nature can initially depress margins, but will over time allow us to improve or maintain our margins.

We continue to follow our strategy of regional expansion. The project for the construction of the Russian inter-city fiber optic link that we launched in the middle of 2004 has continued throughout 2005 and into 2006.

To date, we have completed co
inter-city fiber optic cable line
to Ufa through Nizhny Novgoro
under a commercial agreemen
com. In addition, we have com
tion of the Oktyabrsky to Sama
optic link. This Oktyabrsky to S
is part of a larger fiber optic ca
run from Ufa to Saratov. We st
tion of the Samara to Saratov l
this part of the inter-city fiber
to be operational in the second
We have completed constructi
optic link between Kamensk-S
in the southern part of Russia
in the eastern part of Ukraine.
invested approximately $28.0 m
projects. In September 2006, w
agreement with Vimpelcom wh
to use the fiber optic cable line
to Krasnodar through Voronez
Don constructed by Vimpelcom
in 2007 we have started constr
fiber optic link from Ufa to Per
mara to Uralsk in the northern
stan. We intend to connect our
in the European part of Russia
network and plan to invest a to
mately $55.0 million in this and
bone projects by the end of 200

In Ukraine, we have started
of a national fiber optic networ
regional centers with cross bor
to Hungary and Poland. In Feb
completed construction of the
between Uzhgorod and Lvov wi

to the Hungarian border. In June 2006, we completed construction of the fiber optic link from Lvov to Kiev through Lutsk, Rovno and Zhitomir. In October 2006, we completed construction of the link between Kiev and Kharkov through Chernigov and Sumy. We are currently installing equipment on the Kiev to Kharkov link. We expect that this STM-16 link will be operational in the second quarter of 2007.

The fiber optic communication lines consist of new generation networks that will enable us to provide high quality Internet access, data and voice services. Development of our fiber optic network is part of our broadband access rollout strategy. In addition, it allows us to enter the long distance communication market and take advantage of our DLD/ILD license. By launching our own fiber optic communication lines, we will be able to optimize and significantly reduce our expenditures associated with the lease of trunk channels from other operators, offer competitive rates on Internet and voice services to the end users in the regions, while maintaining traditionally high quality of the services offered.

The rapid growth of the telecommunications market in Russia, Ukraine, and the CIS is fueled by macroeconomic growth and the inflow of direct foreign investment. We anticipate that the economic growth in these markets will create additional demand for telecommunications services. Additionally, in line with worldwide trends, we are starting to observe new customer demands for more sophisticated telecommunications and Internet services as well as for other new technologies. We are responding to these customer demands by testing and implementing new technologies such as WiFi, voice over Internet protocol ("VoIP"), wireless local loop and high-speed consumer Internet. Such new technologies will remove some of the barriers to access that some of our customers currently face. For example, with wireless local loop, we can connect remote customers to our network by bypassing the incumbents' wire network in order to provide higher quality access.

We continue to seek growth opportunities organically, through selective acquisitions, and through the development of new product lines. While our research indicates the telecommunications services sector in business segments in the Moscow and St. Petersburg markets of fixed telecommunications services will continue to grow, we believe that the bulk of our growth will come from key regional cities. Currently, we have a commercial presence in more than 80 cities including 17 out of the 20 largest Russian cities, representing approximately 40% of the total fixed-line telecom market in Russia. In 11 of these cities we have a market share of 10% or higher.

In October 2006, we launched a re-branding campaign with the new logo, color scheme and slogan "Achieve more!" The new brand is primarily targeted at retail customers and maintains various products under one "master" brand driving up general brand recognition and opportunities for cross-selling. Total costs for the campaign for the year ended December 31, 2006, were approximately $2.5 million. We will continue to align the strategy of each of our business segments with market forces in the countries where we operate. In
strategy is to defend and grow our r
share through attractive service offe
supported by excellent customer ca
focused on expanding into the regio
as the fast growing small and medi
businesses ("SMB") and the small c
office ("SOHO") markets. In those ca
the potential SMB and SOHO custor
not on our network, our ability to ful
from growth in these market segme
depends on the regulatory situation
ability to get access to the copper a
frastructure of the incumbent opera
reasonable terms and conditions.

Our recently constructed FTN ar
of access codes will also present n
tunities for growth. Our FTN provid
a potential customer base across a
graphic zones in the Russian Fede
to 2.2 million businesses, 143 milli
of which there are 32 million reside
tomers, in the 88 Russian regions.
increase from our previous breadth
age which only allowed us to reach
in Russia with up to 0.3 million bus
and a population of 77.1 million pe
the FTN, we will be able to offer ou
range of telecommunications servi
ing DLD/ILD telecommunications s
to every person and all businesses
Russia's eleven time zones. We est
based on the existing client base, a
marketing campaign and a highly s
experienced direct and indirect sal
will be able to capture at least 20%

share of the total DLD/ILD market in Russia by the end of 2010.

In Carrier and Operator Services, our strategy focuses on partnering with more operators in the regions to enhance our traffic termination capabilities. We have also launched additional value-added products for our carrier partners that strengthen our leading position in the Russian and CIS markets. These new products are designed to offer "best quality" voice and data transport to ensure greater customer loyalty while protecting margins.

In Consumer Internet Services, we recognize that new technologies are making their way into Russia, Ukraine, and the CIS. We expect that broadband competition and substitution will increase in the future, and that dial-up margins will continue to decline over time as the average revenue per subscriber continues to decline and as a result of the introduction of origination fees payable. In response to a continuing decline in our dial-up subscriber base in Moscow, we are currently exploring opportunities to enter the broadband market in Moscow and elsewhere in Russia, Ukraine, and the CIS. However, our expansion in this area is currently limited by restrictions on our access to unbundled local loop. So far, we have access to unbundled local loop in Kazan and Tashkent. Therefore, we are currently looking at alternatives to deliver quality broadband Internet services at competitive pricing in our major markets. We plan to provide broadband services through our broadband networks based on such approaches as WiFi/WiMAX, Digital Subscriber Line ("DSL"), fiber-to-the-building ("FTTB"), and by selective acquisitions of local loop. The broadband development will enable us to offer high quality services such as broadband Internet access, voice over broadband packaged with our Aport Internet search engine to offer location-based search services. The broadband services will be competitively priced and will offer higher speed services than many other Internet access services currently available in Moscow.

As part of our broadband access strategy, we deployed one of the largest WiFi metropolitan networks in the world. Our WiFi network covers approximately 800,000 households in Moscow and consists of 6,700 WiFi access nodes. In the fourth quarter of 2006, we commenced the final stage of the network testing. More than 90,000 users have registered for the testing since the network became available in trial mode. On March 1, 2007, we launched commercial operations of our WiFi network in Moscow. To date, we have approximately 6,000 customers who use our paid WiFi services in Moscow. We plan to offer indoor and outdoor access to approximately one-third of the 3.9 million households in Moscow and to migrate our dial-up customers in Moscow onto a new WiFi platform. We estimate that with our wireless broadband access offering we will be able to capture 20% market share in Moscow or 300,000 to 400,000 subscribers by 2010. Following the acquisition of S-Line in October 2006, we intend to roll out wireless broadband network in Kiev and other regions of Ukraine. In addition, we plan to provide wireless broadband coverage in the biggest cities and areas

such as St. Petersburg, Nizhny
Ekaterinburg, Krasnoyarsk, So
Krasnodar, and Tashkent. We p
the deployment of broadband a
selected regions. To date, we h
DSL nodes installed with a com
ity of approximately 60,000 port
customers using DSL services
in the CIS. We intend to expand
strategy to be able to provide b
net access, VoIP, digital televis
over broadband services to a w
market. In April 2006, we bega
broadband services based on F
ogy in Kiev with the coverage o
24,000 households. We are in t
rolling out a FTTB based netwo
Novgorod which will cover appr
250,000 households.

Our Mobile Services line of b
us to provide additional service
nian wireline customers. In the
expect to follow a marketing st
at attracting high revenue cust
maintaining our corporate mar
Kiev and Odessa. Our recently
1800 radio frequency license fo
22 regions of Ukraine will also
opportunities. This license pro
potential customer base of 38.
or approximately 81% of the Uk
tion, compared with our previo
5.1 million people. On July 13,
into an agreement with ZAO Uk
Systems ("URS"), a subsidiary
for the provision of roaming se

agreement enables our mobile customers to use the national roaming services of URS nationwide network. In addition, we plan to provide mobile over broadband services in Ukraine. On October 5, 2006, we announced the commencement of construction of our fixed-mobile convergent ("FMC") network in Ukraine. The FMC network combines the advantages of fixed-line and mobile communications and will be the first converging communications network in Ukraine. To date, we have deployed the FMC network in Kiev and Odessa based on our existing GSM-1800 networks and wireless segments of the FMC network in Donetsk, Zaporozhye, and Ivano-Frankovsk. In the second quarter of 2007, we plan to complete network testing and launch commercial operations. In 2007, we plan to deploy the FMC network in an additional 19 regions of Ukraine. However, we do not expect significant growth in mobile revenue from the roaming agreement with URS until our FMC network is fully deployed. We believe that with the launch of the FMC services we will be able to capture 5% of the Ukrainian mobile market by the end of 2010.

The acquisition of Fortlanc enhances our broadband expansion strategy and will enable us to expand into the media market. Kolangon holds licenses to provide digital television services in Moscow and St. Petersburg. We also plan to apply for the licenses in other major cities of Russia. These licenses will be used to broadcast digital television channels with a higher quality of picture and to provide pay-per-view services using the Digital Video Broadcast — Terrestrial ("DVB-T") standard in MPEG-4 coding. The combination of access to DVB-T technology with our wide geographical presence across Russia will provide us with a potential market of up to 11 million households in 22 major Russian cities with a population of 35 million people. The Fortland acquisition will enable us to deliver a Triple Play service package, including high speed Internet access, digital television with about 50 channels, and VoIP. We plan to begin deployment of DVB-T transmitters in the first half of 2007 in order to start broadcasting in the fourth quarter of 2007.

The acquisition of Corbina, if consummated, will strengthen our position in the Moscow mass market and SMB/SOHO telecommunications market. To date, Corbina's FTTB network covers approximately 2.6 million households in Moscow, St. Petersburg, Yaroslavl, Tula, and Kaluga. Corbina has approximately 170,000 broadband Internet customers. By the end of 2008, Corbina plans to achieve a subscriber base of more than 600,000 broadband subscribers. In addition, Corbina primarily targets SMB customers in the BCS segment, whereas we historically focused on the high-volume business customers. Corbina also provides mobile services in Moscow using its D-AMPS network. To date, Corbina has approximately 35,000 active high-usage customers. The Corbina acquisition will enable us to offer quadric-play products to the mass market as we bundle broadband Internet access, VoIP, internet protocol television ("IPTV"), and mobile virtual network ("MVN") based services.

CRITICAL ACCOUNTING POLICIES

The fundamental objective of financ
ing is to provide useful information
a reader to comprehend our busine
ties. To assist that understanding, n
ment has identified our "critical acc
policies". These policies have the p
to have a significant impact on our
statements, either because of the s
of the financial statement item to w
relate, or because they require judg
estimation due to the uncertainty in
measuring, at a specific point in tim
which are continuous in nature.

Revenue recognition policies; we r
operating revenues as services are
or as products are delivered to cust
installed. Under multiple-delivery c
involving a combination of product
installation and maintenance, conn
and service fees, revenues are reco
based on the relative fair value of th
tive amounts. Elements are groupe
are inseparable or objective eviden
value does not exist. Certain revenu
connection and installation fees, ar
We also defer direct incremental co
to connection fees, not exceeding th
deferred. Deferred revenues are su
recognized over the estimated aver
tomer lives, which are periodically
by us, and such reassessment may
our future operating results. In det
ing the recording of revenue, estim
assumptions are required in assess
expected conversion of the revenue

cash collected. DLD/ILD and zonal revenues are recorded gross or net depending on the contractual arrangements with the end-users. We recognize DLD/ILD and zonal revenues from local operators net of payments to these operators for interconnection and agency fees when local operators establish end-user tariffs and assume credit risk.

Allowance for doubtful accounts policies; the allowance estimation process requires management to make assumptions based on historical results, future expectations, the economic and competitive environment, changes in the creditworthiness of our customers, and other relevant factors. Changes in the underlying assumptions may have a significant impact on the results of our operations. In particular, we have certain amounts due to and from subsidiaries of a European telecommunications operator who is currently subject to bankruptcy proceedings. The ultimate resolution of this matter will be affected by a number of factors including the determination of legal obligations of each party, the course of the bankruptcy proceedings, and the enforceability of any determinations. We have recognized provisions based on our preliminary estimate of net exposure on the resolution of these receivables and payables.
If our assessment proves to be incorrect we may have to recognize an additional provision of up to $1.9 million, net of tax, although management believes that the possibility of such an adverse outcome is remote.

Long-lived asset recovery policies; this policy is in relation to long-lived assets, consisting primarily of property and equipment and intangibles, which comprise a significant portion of our total assets. Changes in technology or changes in our intended use of these assets may cause the estimated period of use or the value of these assets to change. We perform periodic internal studies to confirm the appropriateness of estimated economic useful lives for each category of current property and equipment. Additionally, long-lived assets, including intangibles, are reviewed for impairment whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. Estimates and assumptions used in both setting useful lives and testing for recoverability of our long-lived assets require the exercise of management's judgment and estimation based on certain assumptions concerning the expected life of any asset and expected future cash flows from the use of an asset.

Goodwill and assessment of impairment; commencing from the adoption of Statement on Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets", on January 1, 2002, we perform goodwill impairment testing annually as of October 1 or whenever impairment indicators exist. This test requires a significant degree of judgment about the future events and it includes determination of the reporting units, allocation of goodwill to the reporting units and comparison of the fair value with the carrying amount of each reporting unit. Based on the discounted cash flow valuations performed in 2006, we concluded that for all reporting units the fair value is in excess of the re
ing amounts.

Valuation allowance for defer
we record valuation allowance
effects of deductible temporar
and loss carry forwards when,
of management, it is more like
the respective tax assets will r
Changes in our assessment o
realization of deferred tax ass
our effective income tax rate.

Business segment informatio
segments within the telecomn
dustry: Business and Corpora
rier and Operator Services, Co
Services and Mobile Services.
portion of our cost structure, i
investment in infrastructure, b
segments. As a result, we per
of certain costs in order to rep
segment information for mana
financial reporting purposes. A
allocation techniques and para
impact the reported results of
ness segments.

Functional currency; prior to t
ter of 2006, the functional curr
our foreign subsidiaries was th
second and the third quarters
introduced a semi-fixed USD –
rate for settlements with a ma
customers. This rate is applica
USD exchange rate set by the
fixed level. If the RUR deprecia
USD so that the CBR exchange
the fixed level, Sovintel will res

the CBR exchange rate, or floating rate, for settlements with its customers. As a result of these changes, we re-evaluated the functional currency criteria under SFAS No. 52, "Foreign Currency Translation", and determined that, beginning July 1, 2006, the functional currency of our subsidiaries domiciled in Russia is the RUR. The change was adopted prospectively beginning July 1, 2006 in accordance with SFAS No. 52. No restatement of comparative amounts was made for the change in functional currency. Therefore, the financial statements of our subsidiaries domiciled in Russia on December 31, 2006, were translated into USD using the current rate method. Assets and liabilities were translated at the rate of exchange prevailing at the balance sheet date. Stockholders' equity was translated at the applicable historical rate. Revenue and expenses were translated at the monthly average rates of exchange. Translation gains and losses were included as part of accumulated other comprehensive income.

The change in functional currency resulted in a translated value for the opening (i) property and equipment, net, (ii) goodwill and (iii) intangible assets, net, that is approximately $35.6 million, $19.5 million, and $9.4 million higher, respectively, than the amounts reported on June 30, 2006, when the USD was the subsidiaries' functional currency. This change in the carrying amount of property and equipment, goodwill and intangible assets has been reflected directly in shareholders' equity as part of other comprehensive income. In addition, we recorded an opening deferred tax liability of $2.2 million and an opening minority interest of $1.3 million in association with the change in functional currency. The impact of the change in functional currency resulted in a $3.7 million increase in depreciation and amortization, a $1.3 million decrease in foreign currency gain, and a $1.8 million decrease in income taxes for the year ended December 31, 2006.

Stock-based compensation; effective January 1, 2006, we adopted SFAS No. 123R to account for Share Based Payments. Under SFAS No. 123R, we are required to calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted or, if the number of shares to be issued or the exercise price is unknown, re-measured at each reporting date and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. The fair value of a SAR is estimated using the Monte Carlo simulation-based valuation model that incorporates the assumptions of the stock volatility, risk-free interest rates, dividend yield, employee exercise patterns and forfeiture rates.

CRITICAL ACCOUNTING ESTIMATE

Accounting estimates are an integra
financial statements prepared by ma
and are based upon management's
judgments. Certain accounting estin
particularly sensitive because of the
cance to the financial statements ar
of the possibility that future events a
them may differ markedly from man
current judgment. We believe the fol
items represent such particularly se
accounting estimates:

Allowance for doubtful accounts; a
in the underlying assumptions of rec
of accounts receivable by respective
or certain specific accounts that are
from the specific and general allowa
have a material effect on our curren
results of operations. We believe tha
ance for doubtful accounts is adequ
estimated losses in our accounts re
balances under current conditions.

Tax provisions; in the course of pre
financial statements in accordance
GAAP, we record potential tax loss p
under the guidelines of SFAS No. 5,
ing for Contingencies". In general S
5 requires loss contingencies to be r
when they are both probable and rea
estimable. In addition, we record oth
tax provisions under the guidelines
109, "Accounting for Income Taxes".
judgment is required to determine v
provisions should be recorded, and
and circumstances change, when su
sions should be released.

Useful lives of property and equipment and certain intangible assets; our network assets and amortizable intangible assets are depreciated and amortized over periods generally ranging from five to ten years. Any reduction or increase in the estimated useful lives for a particular category of fixed assets or intangible assets could have a material effect on our future results of operations.
Business combinations; SFAS No. 141, "Business Combinations", requires us to recognize the share in the assets of businesses acquired and respective liabilities assumed based on their fair values. Our estimates of the fair value of the identified intangible assets of businesses acquired are based on our expectations of future results of operations of such businesses.

RECENT ACCOUNTING PRONOUNCEMENTS

Until January 1, 2006, we followed the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", for our Equity Participation Plan and SARs Plans. SFAS No. 123 generally allowed companies to either account for stock-based compensation under the fair value method of SFAS No. 123 or under the intrinsic value method of Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees". The fair value method required compensation cost to be measured at the grant date based on the value of the award and to be recognized over the service period. We had elected to account for our stock-based compensation in accordance with the provisions of APB No. 25 and present pro forma disclosures of results of operations as if the fair value method had been adopted.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R (revised 2004), "Share Based Payment", which is a revision of SFAS No. 123. SFAS No. 123R supersedes APB No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows". Under SFAS No. 123R, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted or, if the number of shares to be issued or the exercise price is unknown, remeasured at each reporting date and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. In April 2005, the Securities and Exchange Commission delayed the effective date of SFAS No. 123R until January 1, 2006 for calendar year companies.

We adopted SFAS No. 123R as of January 1, 2006 using the modified prospective method which requires the application of the SFAS No. 123R in our accounting for SARs and stock options. Prior to the adoption of SFAS No. 123R, we accounted for SARs by remeasuring the intrinsic value of the SARs at each reporting period and adjusted compensation expense and the related liability for the change in the intrinsic value. From January
account for SARs at fair value
with the modified prospective
solidated financial statements
have not been restated to refle
include, the impact of SFAS N

The impact of the adoption
was an increase in cost of reve
mately $0.2 million, an increa
general and administrative ex
mately $1.9 million, including
payroll taxes, and a deferred t
approximately $0.3 million for
December 31, 2006. In additio
a cumulative effect of a chang
principle of $0.7 million, net o
ing the difference between the
the intrinsic value of SARs at
The total impact of the adoptio
123R was a reduction in net in
proximately $2.5 million, net o
ended December 31, 2006, eq
per common share — basic ar
common share — diluted, rep
pensation expense in connecti
Compensation expense recor
with outstanding SARs was $1
related tax benefit of $2.7 mil
ended December 31, 2006. Co
pense recorded in connection
stock options was negligible f
December 31, 2006, because t
were primarily vested at Dece

The weighted-average fair
outstanding as of December 3
$21.50 per SAR. As of Decem

there was $8.3 million of total unrecognized compensation cost related to non-vested SARs awards. That cost is expected to be recognized over a weighted-average requisite service period of 0.7 years.

The impact of the adoption of SFAS No. 123R depends on, among other things, the price of our stock, as well as the assumptions used to value SARs granted, such as the volatility of our stock, risk-free interest rates, employee exercise patterns and forfeiture rates. The impact of additional SARs grant, if any, cannot be estimated at this time.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN No. 48"), "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" which is effective for fiscal years beginning after December 15, 2006. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We will adopt FIN No. 48 as of January 1, 2007. We are currently evaluating the impact of adopting FIN No. 48 on our financial condition, results of operations and cash flows.

RESULTS OF OPERATIONS

The results of our four business segments from the operations of our consolidated entities combined with the non-consolidated entities where we are actively involved in the day-to-day management, are shown in Note 14 "Segment Information — Line of Business Data" to our consolidated financial statements. In addition, revenue and costs from related parties are shown in Note 13 "Related Party Transactions".

According to Russian government estimates, inflation in Russia was 12% in 2004, 11% in 2005 and 9% in 2006. The Russian government expects inflation to be approximately 7% to 8% in 2007. Although the rate of inflation has been declining, any return to heavy and sustained inflation could lead to market instability, new financial crises, reduction in consumer buying power and erosion of consumer confidence.

The discussion of our results of operations is organized as follows:

- **Consolidated Results.** Consolidated Results of Operations for the Year Ended December 31, 2006, compared to the Consolidated Results of Operations for the Year Ended December 31, 2005
- **Consolidated Financial Position.** Consolidated Financial Position at December 31, 2006, compared to Consolidated Financial Position at December 31, 2005
- **Consolidated Results.** Consolidated Results of Operations for the Year Ended December 31, 2005, compared to the Consolidated Results of Operations for the Year Ended December 31, 2004
- **Consolidated Financial Position.** Consolidated Financial Position at December 31, 2005, compared to Consolidated Financial Position at December 31, 2004.

Consolidated Results

Consolidated Results – Consolidated Results of Operations for the Year Ended December 31, 2006, Compared to the Consolidated Results of Operations for the Year Ended December 31, 2005

CONSOLIDATED REVENUE FOR THE YEAR ENDED DECEMBER 31,

in millions	2005	2006
REVENUE		
Business and Corporate Services	$ 387.4	$ 487.2
Carrier and Operator Services	221.4	309.1
Consumer Internet Services	44.5	48.7
Mobile Services	14.1	9.6
TOTAL REVENUE	$ 667.4	$ 854.6

CONSOLIDATED REVENUE FOR THE YEAR ENDED DECEMBER 31,

in millions	2005	2006
REVENUE		
Moscow	$ 436.6	$ 535.6
Northwest region of Russia	59.9	79.6
Other regions of Russia and CIS	122.9	185.9
Ukraine	73.8	82.3
Eliminations	(25.8)	(28.8)
TOTAL REVENUE	$ 667.4	$ 854.6

REVENUE

Our revenue increased by 28% t
lion for the year ended Decemb
$667.4 million for the year ende
2005. The breakdown of revenu
group and geographic regions a
tables on the left.

Business and Corporate Servic
from Business and Corporate S
by 26% to $487.2 million for the
December 31, 2006 from $387.4
year ended December 31, 2005.
growth in Russia, Ukraine, and
continuing demand for our tele
solutions have continued to hel
enue in this line of business. Ou
contracts in this line of business
184,206 on December 31, 2005,
December 31, 2006, an increase

Revenue from the BCS divisio
increased by 24% to $395.8 mi
ended December 31, 2006, fro
for the year ended December
BCS revenue increased by app
million in 2006 due to the intr
semi-fixed USD-RUR exchang
ments with the majority of its
In 2006, Sovintel recorded app
million of additional revenue r
introduction of CPP. BCS reve

in whole numbers. BCS Moscow customer statistics on December 31:	2005	2006
Total clients	23,013	23,456
Business centers	791	920
Trade centers	68	94
Hotels	48	53
Direct inward dialing lines	127,000	138,000
Ethernet / Metropolitan Ethernet Network connections	1,708	2,652
High speed Internet active contracts	485	976

our largest market, increased by $46.4 million, or 19%, to $292.5 million in 2006 from $246.1 million in 2005. However, as a percentage of total Sovintel BCS revenue, Moscow decreased from approximately 77% in 2005 to approximately 74% of Sovintel's total BCS revenue in 2006. This decrease is the result of the expansion of Sovintel's BCS business in the Russian regions. Our BCS Moscow voice revenue continues to grow as we expand our client base and comprises over half of our total BCS revenue in that market. Additionally, we experienced a decrease in the competitive pressures affecting rates. In 2006, BCS Moscow revenue from data and Internet services grew significantly not only due to an increase in our customer base, but also due to increased business from existing customers. We expect our revenue from BCS Moscow to continue to grow as we continue to experience significant investment in the Moscow commercial real-estate market. Our ongoing relationships with Moscow real-estate developers should enable us to continue to grow the number of trade and business centers where we provide services to end users. Furthermore, we have implemented a key account program in Moscow to protect our relationships with our largest clients and to foster cross selling. Additionally, we expect demand for call center and data center services to continue to demonstrate strong growth in Moscow. Our revenue from call centers and data centers increased by approximately $3.4 million, or 180%, in between 2005 and 2006. These services now account for approximately $7.7 million in revenue in BCS Sovintel. Refer to the table below for key operating statistics for BCS Moscow (is shown in the table above). Sovintel regional BCS revenue increased by 44% to $103.3 million in 2006 from $71.9 million in 2005. As a percentage of total Sovintel BCS revenue, regional BCS revenue increased from approximately 23% in 2005 to approximately 26% of Sovintel's total BCS revenue in 2006. Sovintel regional BCS business continues to grow as we assist our customers in developing their businesses in Russ outside of Moscow.

Revenue from the BCS division o increased by 24% to $49.8 million fo ended December 31, 2006, from $4(for the year ended December 31, 20 increase in revenue was due to a 21 in the minutes of use resulting from increase in the number of serviced Partly offsetting these increasing fa a 1% decrease in the average rate p of use per line per month due to mo dential, SMBs, and regional custom client base, and traffic migration to networks. In 2005, GTU began provi services to residential customers a approximately 9,370 residential cus as of December 31, 2006, and 4,648 December 31, 2005. GTU expects re from residential customers to incre future as it expands its network to r residential buildings in Ukraine. Ad ally, data and Internet revenue incre approximately $4.5 million due to increase in the number of ports in service. Our acquisition strategy also contributed to the overall BCS growth in 2006. Our revenue increased by approximately $5.3 million due to the acquisitions of Sakhalin Telecom and Sochitelecom in 2005 and by $4.5 million due to the acquisitions of Tatintelcom, TTK, Kubtelecom and Telcom in 2006. Our regional acquisition strategy has enabled us to increase our access to last mile infrastructure, thus enabling us to expand our corporate client base.

Carrier and Operator Services. Revenue from Carrier and Operator Services increased by 40% to $309.1 million for the year ended December 31, 2006, from $221.4 million for the year ended December 31, 2005. Our total number of contracts in this line of business grew by 31% to 2,388 as of December 31, 2006, from 1,827 as of December 31, 2005.

Carrier and Operator Services revenue from Sovintel increased by 39% to $279.5 million for the year ended December 31, 2006, from $200.8 million for the year ended December 31, 2005. In Sovintel, we have expanded our operations with existing partners and added a number of new carriers in the regions with increased volumes of traffic. Additionally, our revenue from international traffic increased as we carried larger volumes of lower-margin traffic destined to CIS countries. We also observed significant increase in Internet traffic. During 2006 Sovintel recorded approximately $14.8 million of additional revenue related to the introduction of CPP. Sovintel carrier's carrier revenue increased by approximately $0.7 million in 2006 due to the introduction of the semi-fixed USD-RUR exchange rate for settlements with its customers. We expect that our revenues in this line of business will continue to increase in future periods as we expand our termination capabilities and continue to develop our network. Following the introduction of the new Interconnection Rules, we observed less competitive pressure on revenues.

Revenue for the Carrier and Operator Services division of GTU increased by 9% to $21.5 million for the year ended December 31, 2006, from $19.7 million for the year ended December 31, 2005. Carrier's carrier revenue increased due to a 62% increase in transit traffic from local operators following a decrease of rates to mobile networks and additional revenue from increased traffic volume from URS. This increase was partially offset by a decrease in the incoming international minutes of use due to increase in termination rates as a result of changes in VAT regulations.

Carrier and Operator Services revenue increased by approximately $0.3 million due to the acquisitions of Sakhalin Telecom and Sochitelecom in 2005, and by $3.8 million due to the acquisitions of Tatintelcom and Kubtelecom in 2006.

Consumer Internet Services. Revenue from Consumer Internet Services increased by 9% to $48.7 million for the year ended December 31, 2006, from $44.5 million for the year ended December 31, 2005. Consumer Internet Services revenue increase
mately $2.5 million due to the
Sakhalin Telecom and Sochite
and by $0.5 million due to the
Kubtelecom and Corus in 200
from consumer dial-up Intern
by approximately $1.3 million
and 2006. The average revenu
Internet subscriber decrease
month for the year ended Dec
to approximately $6.68 per m
ended December 31, 2006, th
dial-up Internet subscribers
422,480 at December 31, 2005
December 31, 2006. The dem
dial-up subscriber base conti
we add regional subscribers
scribers in Moscow. The cons
market in Moscow has becom
tive due to the increasing avai
Internet access technologies.
decrease in dial-up revenue w
increase in other consumer In
such as consumer broadband
customers outside of Moscow
that our revenue from consum
will increase as we embark o
access rollout. Our current a
dial-up Internet subscribers i
throughout Russia will allow
target subscribers that curre
previously used our Internet s

Mobile Services. Revenue fro
vices decreased by 32% to $9.
year ended December 31, 200

CONSOLIDATED EXPENSES FOR THE YEAR ENDED D

in millions	2005
COST OF REVENUE	
Business and Corporate Services	$ 165.7
Carrier and Operator Services	145.7
Consumer Internet Services	29.9
Mobile Services	6.2
TOTAL COST OF REVENUE	347.5
Selling, general and administrative	119.9
Depreciation and amortization	84.0
Equity in earnings of ventures	(0.4)
Interest income	(2.3)
Interest expense	0.6
Foreign currency (gain)/ loss	1.2
Minority interest	3.0
Provision for income taxes	37.8
Cumulative effect of a change in accounting principle, net of tax	$ —

million for the year ended December 31, 2005. The decline in revenue was primarily due to increased competition in the Ukrainian mobile market, lack of network coverage and the restrictions on national roaming services, which has led to significant churn of high usage contract subscribers. Active subscribers increased from 47,502 at December 31, 2005, to 48,448 at December 31, 2006, due to a decrease in churn of prepaid services subscribers following the introduction of the customer loyalty program. However, the average revenue per active subscriber decreased by 25% from approximately $22.73 per month to approximately $17.13 per month primarily due to a decrease in the average subscription fee and traffic revenue due to higher share of prepaid subscribers with lower usage compared to contract subscribers.

EXPENSES

The table above shows our principal expenses for years ended December 31, 2006 and December 31, 2005

Cost of Revenue. Our cost of revenue increased by 37% to $474.4 million for the year ended December 31, 2006 from $347.5 million for the year ended December 31, 2005.

Business and Corporate Services. revenue from BCS increased by 29% million, or 44% of revenue, for the y December 31, 2006 from $165.7 mil 43% of revenue, for the year ended 31, 2005. We continue to maintain r margins in this line of business due continued demand for high-volume margin services from our customer

Cost of revenue for the BCS divis vintel increased by 30% to $173.9 m or 44% of revenue, for the year end cember 31, 2006, from $133.6 milli of revenue, for the year ended Dece

2005. The increase in cost of revenue as a percentage of revenue is primarily due to an increased volume of lower margin products and continuing pressure on our margins in this line of business from our existing customers. In 2006, Sovintel recorded approximately $6.5 million of additional costs related to the introduction of CPP, $0.8 million related to our SARs plans, and $0.7 million related to the introduction of fixed USD-RUR exchange rate for payroll related costs.

Cost of revenue for the BCS division of GTU increased by 5% to $21.4 million, or 43% of revenue, for the year ended December 31, 2006, from $20.3 million, or 51% of revenue, for the year ended December 31, 2005. Cost of revenue decreased as a percentage of revenue primarily due to a decrease in the settlement rates for traffic termination to mobile networks according to the agreements with Ukrainian Mobile Communications ("UMC") and Kyivstar GSM effective from the first quarter of 2006. Additionally, in October 2005, we started routing Internet traffic via our STM-4 channel to Frankfurt bypassing local incumbent operators and reducing Internet transmission costs.

BCS cost of revenue increased by approximately $2.6 million due to the acquisitions of Sakhalin Telecom and Sochitelecom in 2005, and by $2.5 million due to the acquisitions of Tatintelcom, TTK, Kubtelecom and Telcom in 2006.

Carrier and Operator Services. Cost of revenue from Carrier and Operator Services increased by 50% to $218.4 million, or 71% of revenue, for the year ended December 31, 2006, from $145.7 million, or 66% of revenue, for the year ended December 31, 2005. We continue to observe pressure on our operating margins in this line of business, attributable to competition and to a change in our traffic mix.

Cost of revenue for the Carrier and Operator Services division of Sovintel increased by 50% to $207.8 million, or 74% of revenue, for the year ended December 31, 2006, from $138.7 million, or 69% of revenue, for the year ended December 31, 2005. The increase in cost of revenue as a percentage of revenue is primarily due to an increased volume of lower margin products and continuing pressure on our margins in this line of business from our existing customers. In 2006, Sovintel recorded approximately $13.7 million of additional costs related to the introduction of CPP, $0.6 million related to our SARs plans, and $0.4 million related to the introduction of fixed USD-RUR exchange rate for payroll related costs.

Cost of revenue for the Carrier and Operator Services division of GTU decreased to $14.8 million, or 69% of revenue for the year ended December 31, 2006, from $15.5 million, or 79% of revenue for the year ended December 31, 2005. Cost of revenue decreased as a percentage of revenue primarily due to lower margin incoming international traffic accounting for a smaller portion of our total wholesale traffic in 2006. In addition, our transmission optimization program enabled us to reduce costs associated with the lease of trunk channels from other operators.

Carrier and Operator Services
increased by approximately $0
to the acquisitions of Sakhalin
Sochitelecom in 2005, and by
to the acquisitions of Tatintelc
com in 2006.

Consumer Internet Services.
from Consumer Internet Serv
by 25% to $37.4 million, or 77
for the year ended December
$29.9 million, or 67% of reven
ended December 31, 2005. Th
of revenue as a percentage of
mainly the result of the new s
for interconnection with other
incurred approximately $2.6 m
tion fees for calls terminated
Internet services network. In a
costs not decreasing in line w
declines from dial-up Interne
subscribers account for a larg
total subscriber base, margin
of business have decreased d
network costs incurred to pro
to regional customers. Furthe
the impact of a decline in sub
in Moscow has not resulted in
decline of network costs, whic
fixed in nature.

Consumer Internet Service
increased by approximately $1
to the acquisitions of Dicom, S
and Sochitelecom in 2005, and
lion due to the acquisitions of
Corus in 2006.

Mobile Services. Cost of revenue from Mobile Services decreased by 16% to $5.2 million, or 54% of revenue for the year ended December 31, 2006, from $6.2 million, or 44% of revenue for the year ended December 31, 2005. The increase in cost of revenue as a percentage of revenue is mainly due to additional payments for the frequencies received under the new GSM-1800 license and network costs related to the FMC network development.

SELLING, GENERAL AND ADMINISTRATIVE

Our selling, general and administrative expenses increased by 27% to $152.8 million, or 18% of revenue, for the year ended December 31, 2006, from $119.9 million, or 18% of revenue, for the year ended December 31, 2005. Ongoing employee related costs such as salaries, bonuses, insurance and other benefits increased by approximately $28.7 million, or 54%, primarily due to a $18.0 million charge recorded in 2006 related to our SARs plans, a $2.0 million additional charge recorded in 2006 related to introduction of fixed USD-RUR exchange rate for payroll related costs, and a 16% increase in consolidated headcount, increased executive officer costs, and ongoing salary increases. In the fourth quarter of 2006, we reversed a $2.6 million liability with a former shareholder because of the expiration of the statute of limitations. Additionally, in 2005, we reversed a $1.4 million accrued liability related to estimated payroll taxes recorded upon the acquisition of one of our Russian subsidiaries. Furthermore, in 2005, we recorded a $1.1 million charge for the revision of our estimate for unused vacation. Bad debt expense decreased by approximately $3.8 million compared to the year ended December 31, 2005, mainly due to the revision of our estimate for allowance for doubtful accounts. Taxes, other than income taxes, increased by $3.1 million between years due to an increase in property taxes and non-recoverable VAT. Our advertising costs increased by $5.3 million due to intensified marketing campaign of our new products and re-branding. The remaining $1.9 million net increase is the result of other selling, general and administrative expenses increasing in line with the growth in our business.

DEPRECIATION AND AMORTIZATION

Our depreciation and amortization expenses increased by 19% to $100.2 million for the year ended December 31, 2006, from $84.0 million for the year ended December 31, 2005. Depreciation expense increased by $13.9 million, or 21%, primarily due to depreciation on capital expenditures to further develop our network. Depreciation expense increased by $3.2 million due to the change in functional currency effective July 1, 2006. Amortization expense also increased by $2.3 million, or 12%, primarily due to amortization on intangible assets arising from acquisitions consummated in 2005 and 2006. Amortization expense increased by $0.5 million due to the change in functional currency effective July 1, 2006.

EQUITY IN EARNINGS OF VENTURES

The earnings after interest and tax charges from our investments in non-consolidated ventures increased to $1.9 million f
ended December 31, 2006 from $0.
for the year ended December 31, 20
increase is mainly due to the acquis
54% of Rascom in the fourth quarte
We account for our investments in F
under the equity method because th
the minority shareholder represent
participating rights, and as result, s
overcome the presumption that we
Rascom.

INTEREST INCOME

Our interest income for the year en
December 31, 2006, decreased to $
from $2.3 million for the year ended
31, 2005. The decrease in interest ir
due to decreased cash balances hel
est bearing accounts.

INTEREST EXPENSE

Our interest expense was $0.6 milli
year ended December 31, 2006, unc
from the year ended December 31,

FOREIGN CURRENCY GAIN (LOSS)

Our foreign currency gain was $1.7
the year ended December 31, 2006,
with a loss of $1.2 million for the ye
December 31, 2005. The increase in
currency gain is due to the combina
movements in exchange rates and c
in functional currency effective July
The impact of the change in functior
cy resulted in a $1.3 million decreas
currency gain.

MINORITY INTEREST

Our minority interest was $4.8 million for the year ended December 31, 2006, compared to $3.0 million for the year ended December 31, 2005. Minority interest in our earnings increased due to an increase in earnings and consolidation of recently acquired entities where our ownership interest is less than 100%. In 2006, we acquired less than 100% of Tatintelcom and Kubtelecom.

PROVISION FOR INCOME TAXES

Our charge for income taxes was $40.4 million for the year ended December 31, 2006, compared to $37.8 million for the year ended December 31, 2005. Our effective tax rate was 31% for the year ended December 31, 2006, down from 32% for the year ended December 31, 2005. Tax expense decreased by $1.8 million due to the change in functional currency effective July 1, 2006. We recognized approximately $2.2 million in additional tax expense in 2005 since we changed our valuation allowance for United States ("US") deferred tax assets due to our reassessment of sources of future taxable income in the US. Refer to Note 11 in the financial statements included in Item 8 of this form 10-K for a reconciliation of our statutory tax rate to the effective tax rate.

NET INCOME AND NET INCOME PER SHARE

Our net income for the year ended December 31, 2006 was $85.5 million, compared to a net income of $76.1 million for the year ended-December 31, 2005.

Our net income per share of common stock increased to $2.34 for the year ended December 31, 2006, compared to a net income per share of $2.09 for the year ended December 31, 2005. The increase in net income per share of common stock was due to the increase in net income partly offset by the cumulative effect of a change in accounting principle related to accounting for share-based payments of $0.02 per share of common stock, and an increase in the number of weighted average shares to 36,591,097 in the year ended December 31, 2006, compared to 36,378,175 in the year ended December 31, 2005. The increase in outstanding shares was a direct result of the employee stock option exercises and the issuance of restricted stock to certain members of management.

Our net income per share of common stock on a fully diluted basis increased to $2.33 for the year ended December 31, 2006, compared to a net income per common share of $2.08 for the year ended December 31, 2005. The increase in net income per share of common stock on a fully diluted basis was due to the increase in net income partly offset by the cumulative effect of a change in accounting principle related to accounting for share-based payments of $0.02 per share of common stock, and an increase in the number of weighted average shares assuming dilution to 36,716,600 the year ended December 31, to 36,605,075 the year ended 2005.

Consolidated Financial Position — Sig in Consolidated Financial Position at D compared to Consolidated Financial P at December 31, 2005

ACCOUNTS RECEIVABLE

Accounts receivable increase lion from $91.7 million at Dec to $147.7 December 31, 2006, increased revenue when com of December 2006 with the m 2005, and due to the changes ments with local operators fo duction of the new Interconne

INTANGIBLE ASSETS

Our intangible assets increas lion from $93.9 million at Dec to $116.5 million at Decembe to a $10.5 million impact of th functional currency effective and as a result of additional i recorded upon the acquisition com, TTK, Kubtelecom and S- purchase of additional numbe offset by amortization on cont assets of the consolidated su

OTHER NON-CURRENT LIAB

Our other non-current liabilit by $2.3 million from negligibl cember 31, 2005, to $2.3 milli

CONSOLIDATED EXPENSES FOR THE YEAR ENDED

in millions	2004
REVENUE	
Business and Corporate Services	$ 324.8
Carrier and Operator Services	198.9
Consumer Internet Services	45.5
Mobile Services	15.8
Eliminations	(1.0)
TOTAL REVENUE	$ 584.0

31, 2006, as a result of the adoption of SFAS No. 123R related to accounting for share-based payments.

MINORITY INTEREST

Our minority interest increased by $11.6 million from $19.7 million at December 31, 2005, to $31.3 million at December 31, 2005, due to a $1.8 million impact of the change in functional currency effective July 1, 2006, $4.8 million minority interest in earnings for the year ended December 31, 2006, and consolidation of recently acquired Tatintelcom, Kubtelecom and S-Line where our ownership interest is less than 100%.

STOCKHOLDERS' EQUITY

Shareholders' equity increased by $142.1 million from $675.1 million at December 31, 2005, to $817.2 million at December 31, 2006, as a result of our net income of $85.5 million offset by declaring and paying $22.0 million in dividends in the year ended December 31, 2006, and a$75.1 million impact of the change in functional currency effective July 1, 2006, recorded as accumulated other comprehensive income. Also, shareholders' equity increased by $3.2 million due to stock option exercises and by $0.3 million due to vesting of restricted shares.

Consolidated Results — Consolidated Results of Operations for the Year Ended December 31, 2005, Compared to the Consolidated Results of Operations for the Year Ended December 31, 2004

REVENUE

Our revenue increased by 14% to $667.4 million for the year ended December 31, 2005 from $584.0 million for the year ended December 31, 2004. The breakdown of revenue by business group is shown above.

Business and Corporate Services. Revenue from Business and Corporate Services increased by 19% to $387.4 million for the year ended December 31, 2005 from $3
for the year ended December 31, 2
economic growth in Russia, Ukrain
CIS and continuing demand for our
munications solutions have contin
us increase revenue in this line of
Our total number of contracts in th
business increased from 162,728 o
31, 2004, to 184,206 on December
an increase of 13%.

Revenue from the BCS division
increased by 16% to $318.0 million
year ended December 31, 2005, fro
million[1] for the year ended Decem
BCS revenue in Moscow, our large
increased by $23.2 million, or 10%,
million in 2005 from $222.9 million

[1] For comparability, the amounts shown for Sovintel in 2004 include adjustments to combine Sovintel and Comincom for the fu year of 2004 since Comincom was merged into Sovintel in December 2004.

in whole numbers. BCS Moscow customer statistics on Dec 31:	2004	2005
Total clients	22,657	23,013
Business centers	686	791
Trade centers	50	68
Hotels	45	48
Direct inward dialing lines	116,668	127,000
Ethernet / Metropolitan Ethernet Network connections	1,138	1,708
High speed Internet active contracts	251	485

However, as a percentage of total Sovintel BCS revenue, Moscow decreased from approximately 82% in 2004 to approximately 77% of Sovintel's total BCS revenue in 2005. This decrease is the result of the expansion of Sovintel's BCS business in the Russian regions. Our BCS Moscow voice revenue continues to grow as we expand our client base and comprises over half of our total BCS revenue in that market. In 2005, Moscow BCS revenue from data and Internet services grew significantly not only due to an increase in our customer base, but also due to in creased business from existing customers. In 2005, we experienced significant growth in our data and Internet service offerings. Data and Internet services comprised approximately 38% of our total billings in 2005, up from 34% in 2004. We expect our revenue from BCS Moscow to continue to grow as we continue to experience significant investment in the Moscow commercial real-estate market. Our ongoing relationships with Moscow real-estate developers should enable us to continue to grow the number of trade and business centers where we provide services to end users. Furthermore, we have implemented a key account program in Moscow to protect our relationships with our largest clients and to foster cross selling. Additionally, we expect demand for call center and data center services to continue to demonstrate strong growth in Moscow. Our revenue from call centers and data centers increased by approximately $1.2 million, or 34%, in between 2004 and 2005. These services now account for approximately $4.7 million in revenue in BCS Sovintel. Refer to the table above for key operating statistics for BCS Moscow.

Between 2004 and 2005, Sovintel regional BCS revenue increased in both absolute terms and as a percentage of Sovintel BCS revenue. Sovintel's regional BCS business continues to grow as we assist our customers in developing their businesses in Russian regions outside of Moscow.

Revenue from the BCS divisior
creased by 39% to $40.1 millio
ended December 31, 2005, fror
for the year ended December 3
increase in revenue was due to
in the number of serviced voice
resulting from growth in reside
ers and a 10% increase in the a
minute of use resulting from a
fic mix in favor of higher-rated
networks. Additionally, data an
enue increased by approximate
due to an increase in the numb
in service. Partly offsetting the
ing factors was a 21% decreas
minutes of use per line per mo
residential, SMBs, and regiona
in the client base. In 2005, GTU
ing voice and Internet services
customers and had approxima
dential customers as of Decem
GTU expects revenue from resi
ers to increase in the future as

network to reach more residential buildings in Ukraine.

Our acquisition strategy also contributed to the overall BCS growth in 2005. Our revenue increased by approximately $3.8 million due to the acquisitions of ST-HOLDING, Balticom, and Buzton in 2004 and by $1.7 million due to the acquisitions of Sakhalin Telecom and Sochitelecom in 2005. Our regional acquisition strategy has enabled us to increase our access to last mile infrastructure, thus enabling us to expand our corporate client base.

Carrier and Operator Services. Revenue from Carrier and Operator Services increased by 11% to $221.4 million for the year ended December 31, 2005, from $198.9 million for the year ended December 31, 2004. Our total number of contracts in this line of business grew by 13% to 1,827 as of December 31, 2005, from 1,618 as of December 31, 2004.

Carrier and Operator Services revenue from Sovintel increased by 12% to $200.8 million for the year ended December 31, 2005, from $179.8 million[1] for the year ended December 31, 2004. In Sovintel, we have expanded our operations with existing partners and added a number of new carriers in the regions with increased volumes of traffic. Additionally, our revenue from international traffic increased as we carried larger volumes of lower-margin traffic destined to CIS countries. We expect that our revenues in this line of business will continue to increase in future periods as we expand our termination capabilities as we continue to develop our network.

However, we continue to observe competitive pressure on revenues in the major cities and in the regions from established and new local competitors.

Revenue for the Carrier and Operator Services division of GTU decreased by 1% to $19.7 million for the year ended December 31, 2005, from $19.8 million for the year ended December 31, 2004. $2.5 million of this decrease was the result of a decrease in incoming international revenue. Incoming international minutes of use decreased by 24% during the year due to a sharp decrease in incoming international minutes from UMC along with a decrease in transit traffic from various international operators. As mentioned previously, UMC received an international carrier license in the third quarter of 2004, allowing it to operate independently on the international markets without using the GTU network for transit purposes. The decrease in incoming international revenue was offset by a $1.3 million increase in carrier's carrier revenue due to a 15% increase in carrier's carrier minutes of use resulting from a rise in low margin transit traffic on mobile networks. Additionally, data revenues increased by $0.9 million due to an increase in ports in service as we added capacity between Kiev and Frankfurt via two VC3 channels. In the future, we expect a further decline in GTU voice wholesale revenues as major operators in the Ukrainian market establish direct interconnection between their networks.

Our acquisition strategy in Russia also contributed to the overall Carrier and Operator Services growth in 2005. Our
increased by approximately $1.1 mi
to the acquisitions of ST-HOLDING,
and Buzton in 2004 and by $0.3 mil
to the acquisitions of Sakhalin Tele
Sochitelecom in 2005.

Consumer Internet Services. Reve
Consumer Internet Services decrea
2% to $44.5 million for the year en
cember 31, 2005, from $45.5 millio
year ended December 31, 2004. Thi
was primarily the result of our reve
consumer dial-up Internet decreas
proximately $7.8 million between th
Although the average revenue per
Internet subscriber decreased from
month for the year ended Decembe
to approximately $6.85 per month f
ended December 31, 2005, the num
dial-up Internet subscribers increa
413,351 at December 31, 2004, to 4
at December 31, 2005. The demogr
of our dial-up subscriber base con
change as we add regional subscri
lose subscribers in Moscow. The co
Internet market in Moscow has bec
competitive due to the increasing a
of other Internet access technologi
ting the decrease in dial-up revenu
$6.8 million increase in other cons

[1] For comparability, the amounts shown
for Sovintel in 2004 include adjustments to co
Sovintel and Comincom for the full year
of 2004 since Comincom was merged into Sov
in December 2004

CONSOLIDATED EXPENSES FOR THE YEAR E

in millions	2004
COST OF REVENUE	
Business and Corporate Services	$ 141.2
Carrier and Operator Services	127.5
Consumer Internet Services	26.9
Mobile Services	6.0
Eliminations	(1.0)
TOTAL COST OF REVENUE	300.6
Selling, general and administrative	112.9
Depreciation and amortization	75.0
Equity in earnings of ventures	(0.3)
Interest income	(1.1)
Interest expense	0.6
Foreign currency (gain)/ loss	(0.7)
Provision for income taxes	$ 30.7

net products, such as consumer broadband, primarily from customers outside of Moscow. We anticipate that our revenue from consumer broadband will increase as we embark with our broadband access rollout. Our current and past base of dial-up Internet subscribers in Moscow and throughout Russia will allow us to specifically target subscribers that currently use or have previously used our Internet services.

Mobile Services. Revenue from Mobile Services decreased by 11% to $14.1 million for the year ended December 31, 2005, from $15.8 million for the year ended December 31, 2004. Active subscribers decreased from 57,490 at December 31, 2004, to 47,502 at December 31, 2005, due to increased competition in the Ukrainian mobile market. The average revenue per active subscriber has decreased by 17% from approximately $27.23 per month to approximately $22.73 per month primarily due to a 20% decrease in the number of contract subscribers with average monthly revenue per subscriber of approximately $36.92. Furthermore, promotions and pricing concessions are increasingly necessary due to increased competition in the Ukrainian mobile market.

EXPENSES

The table above shows our pri for the years ended December December 31, 2006.

COST OF REVENUE

Our cost of revenue increased $347.5 million for the year enc 31, 2005 from $300.6 million fo ended December 31, 2004.

Business and Corporate Services. Cost of revenue from BCS increased by 17% to $165.7 million for the year ended December 31, 2005 from $141.2 million for the year ended December 31, 2004.

Cost of revenue as a percentage of revenue remained unchanged at 43% between the periods. We continue to maintain strong gross margins in this line of business due to the continued demand for high-volume and high margin services from our customers.

Cost of revenue for the BCS division of Sovintel increased by 13% to $133.6 million, or 42% of revenue, for the year ended December 31, 2005, from $118.0 million[1], or 43% of revenue, for the year ended December 31, 2004. Cost of revenue as a percentage revenue remained relatively unchanged between the years.

Cost of revenue for the BCS division of GTU increased by 39% to $20.3 million, or 51% of revenue, for the year ended December 31, 2005, from $14.6 million, or 5´% of revenue, for the year ended December 31, 2004. Cost of revenue as a percentage of revenue remained unchanged between the years.

BCS cost of revenue increased by approximately $1.1 million due to the acquisitions of ST-HOLDING, Balticom, and Buzton in 2004 and by $1.1 million due to the acquisitions of Sakhalin Telecom and Sochitelecom in 2005.

Carrier and Operator Services. Cost of revenue from Carrier and Operator Services increased by 14% to $145.7 million, or 66% of revenue, for the year ended December 31, 2005, from $127.5 million, or 64% of revenue, for the year ended December 31, 2004.

We continue to observe pressure on our operating margins in this line of business, attributable to competition and to a change in our traffic mix.

Cost of revenue for the Carrier and Operator Services division of Sovintel increased by 13% to $138.7 million, or 69% of revenue, for the year ended December 31, 2005, from $123.0 million3, or 68% of revenue, for the year ended December 31, 2004. The increase in cost of revenue as a percentage of revenue is primarily due to a change in our traffic mix to favor traffic terminated in CIS countries, which have higher settlement rates, and due to an increase in traffic terminated to mobile networks, which typically have higher settlement rates than fixed networks.

Cost of revenue for the Carrier and Operator Services division of GTU decreased to $15.5 million, or 79% of revenue for the year ended December 31, 2005, from $16.0 million, or 81% of revenue for the year ended December 31, 2004. Cost of revenue decreased as a percentage of revenue primarily due to lower margin incoming international traffic accounting for a smaller portion of our total wholesale traffic in 2005.

Career and Operator Services cost of revenue increased by approximately $0.9 million due to the acquisitions of ST-HOLDING, Balticom, and Buzton in 2004 and by $0.2 million due to the acquisitions of Sakhalin Telecom and Sochitelecom in 2005.

Consumer Internet Services. Cost
from Consumer Internet Services in
by 11% to $29.9 million, or 67% of r
for the year ended December 31, 20
$26.9 million, or 59% of revenue, fo
ended December 31, 2005. The incr
cost of revenue as a percentage of r
was mainly the result of network co
decreasing in line with revenue decl
from dial-up Internet. As regional s
ers account for a larger portion of o
sub-scriber base, margins in this li
business have decreased due to inc
network costs incurred to provide a
regional customers. Furthermore, t
of a decline in subscribers in Mosco
resulted in an immediate decline of
costs, which are more fixed in natur

Mobile Services. Cost of revenue fr
Services increased by 3% to $6.2 m
44% of revenue for the year ended D
31, 2005, from $6.0 million, or 38%
for the year ended December 31, 20
increase in cost of revenue as a per
revenue is mainly due to an increas
based settlement rates due to a dev
of the USD in April 2005 and to an i
traffic to other mobile networks wit
settlement rates.

[1] For comparability, amounts shown for Sovintel in 2004 include adjustments to combine Sovintel and Comincom for the full year of 2004 since Comincom was merged into Sovintel in December 2004.

SELLING, GENERAL AND ADMINISTRATIVE

Our selling, general and administrative expenses increased by 6% to $119.9 million, or 18% of revenue, for the year ended December 31, 2005, from $112.9 million, or 19% of revenue, for the year ended December 31, 2004. During the year ended December 31, 2004, we incurred $3.6 million in consulting fees in association with the transfer of 20% of our ownership interest in GTU to a Ukrainian partner in exchange for services provided by the partner. Bad debt expense decreased by approximately $2.0 million compared to the year ended December 31, 2004, due to improved collections resulting from integrating Comincom into Sovintel's operations late in 2004. Additionally, the reversal of a $1.4 million tax contingency accrual decreased payroll and other taxes in the first quarter of 2005. These decreasing factors were partly offset by expensing $1.8 million of capitalized acquisition costs in the year ended December 31, 2005, related to acquisition opportunities that we decided not to pursue. Furthermore, severance costs increased by approximately $0.8 million since we recorded approximately $2.2 million of charges in the second half of 2005 related to separation payments paid to our former Chief Operating Office, Chief Financial Officer, and other senior employees. Ongoing employee related costs such as salaries, bonuses, insurance and other benefits increased by approximately $8.2 million, or 14%, primarily due to a 7% increase in consolidated headcount, increased executive officer costs, and ongoing salary increases. Included in the increase in employee related costs is a $1.1 million charge recorded in the second quarter of 2005 for the revision of our estimate for unused vacation. The remaining $3.2 million net increase is the result of other office expenses increasing in line with the growth in our business.

DEPRECIATION AND AMORTIZATION

Our depreciation and amortization expenses increased by 12% to $84.0 million for the year ended December 31, 2005, from $75.0 million for the year ended December 31, 2004. Depreciation expense increased by $8.5 million, or 15%, primarily due to depreciation on capital expenditures to further develop our network. Amortization expense also increased by $0.5 million due to amortization on intangible assets arising from acquisitions consummated in 2004 and 2005 offset by certain intangible assets related to interconnection contracts in Ukraine becoming fully amortized.

EQUITY IN EARNINGS OF VENTURES

The earnings after interest and tax charges from our investments in non-consolidated ventures increased to $0.4 million for the year ended December 31, 2005 from $0.3 million for the year ended December 31, 2004. We recognized earnings at Sakhalin Telecom of $0.6 million, primarily due to Sakhalin Telecom's gain on the sale of its ownership interest in ZAO Sakhalin Telecom Mobile which occurred in September 2005, prior to our purchase of an additional 60% ownership interest in Sakhalin Telecom. In addition, we recognized losses of $0.2 million from our other Russian ventures.

INTEREST INCOME

Our interest income for the ye
cember 31, 2005, increased to
from $1.1 million for the year
31, 2004. The increase in inter
due to increased cash balance
bearing accounts and an incre
rates applicable to these acco

INTEREST EXPENSE

Our interest expense was $0.6
year ended December 31, 200
from the year ended Decembe

FOREIGN CURRENCY GAIN (L

Our foreign currency loss was
the year ended December 31,
with a gain of $0.7 million fror
December 31, 2004. The incre
currency loss is due to the cor
movements in exchange rates
in the amount of net monetary
have denominated in foreign c

MINORITY INTEREST

Our minority interest was $3.0
year ended December 31, 200
$1.5 million for the year ended
2004. Minority interest increas
to $3.8 million in cash contrib
our minority partner in Ukrain
minority interest in our earnin
to the consolidation of recentl
ties where our ownership inte
100%. In the first half of 2004
than 100% ownership in ZAO S

ZAO WestBalt Telecom, and Buzton. Minority interests in the earnings of GTU also arose in 2004 due to the sale of a non-controlling interest to our local partners in Ukraine. In 2005, we acquired less than 100% ownership in Dicom and Sakhalin Telecom.

PROVISION FOR INCOME TAXES

Our charge for income taxes was $37.8 million for the year ended December 31, 2005, compared to $30.7 million for the year ended December 31, 2004. Our effective tax rate was 32% for the year ended December 31, 2005, unchanged from the year ended December 31, 2004. We recognized approximately $2.2 million in additional tax expense in 2005 since we changed our valuation allowance for United States ("US") deferred tax assets due to our reassessment of sources of future taxable income in the US. Our effective tax rate for the year ended December 31, 2004, was impacted by $3.6 million of non-deductible consulting expenses incurred in association with the transfer of 20% of our ownership interest in GTU to a Ukrainian partner in exchange for services provided by that partner. Refer to Note 11 in the financial statements included in Item 8 of this form 10-K for a reconciliation of our statutory tax rate to the effective tax rate.

NET INCOME AND NET INCOME PER SHARE

Our net income for the year ended December 31, 2005 was $76.1 million, compared to a net income of $64.8 million for the year ended December 31, 2004.

Our net income per share of common stock increased to $2.09 for the year ended December 31, 2005, compared to a net income per share of $1.79 for the year ended December 31, 2004. The increase in net income per share of common stock was due to the increase in net income partly offset by an increase in the number of weighted average shares to 36,378,175 in the year ended December 31, 2005, compared to 36,255,531 in the year ended December 31, 2004. The increase in outstanding shares was a direct result of the employee stock option exercises and the issuance of restricted stock to certain members of management.

Our net income per share of common stock on a fully diluted basis increased to $2.08 for the year ended December 31, 2005, compared to a net income per common share of $1.77 for the year ended December 31, 2004. The increase in net income per share of common stock on a fully diluted basis was due to the increase in net income partly offset by an increase in the number of weighted average shares assuming dilution to 36,605,075 the year ended December 31, 2005, compared to 36,552,547 for the year ended December 31, 2004.

Consolidated Financial Position — Significant Changes in Consolidated Financial Position at December 31, 2005, compared to Consolidated Financial Position at December 31, 2004

ACCOUNTS RECEIVABLE

Accounts receivable increased from 31, 2004, to December 31, 2005, as increased revenue when comparing of December 2005 with the month o ber 2004.

INTANGIBLE ASSETS

Our intangible assets decreased at 31, 2005, as compared to Decembe as a result of amortization on conti intangible assets of the consolidate iaries exceeding intangible asset ac Also contributing to the decrease w reversal of an income tax continger related to an acquisition as describ detail in the Other Non-current liab cussion below.

Offsetting these decreasing facto additional intangible assets recorde acquisitions of Dicom, Sakhalin Tel Sochitelecom and the purchase of a numbering capacity.

OTHER NON-CURRENT LIABILITIE

Our other non-current liabilities de at December 31, 2005, as compare cember 31, 2004, as a result of the a $2.0 million accrued liability relat contingency. This accrued liability v ed upon the acquisition of one of ou subsidiaries. Management has con the probability of this accrued liabil ing in the future is remote due to th Russian regulatory statutes of limit

CONSOLIDATED CASH FLOWS FOR THE YEAR

in millions	2005
CASH FLOWS	
Provided by operating activities	$ 174.3
Used in investing activities	(133.1)
Used in financing activities	(27.3)
Effect of exchange rate changes	(0.4)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 13.5

any potential tax claims from the Russian tax inspectorate.

MINORITY INTEREST

Our minority interest increased at December 31, 2005, as compared to December 31, 2004, due to the consolidation of recently acquired entities where our ownership interest is less than 100%. In the first half of 2004 we acquired less than 100% ownership in ZAO Samara Telecom, ZAO WestBalt Telecom, and Buzton. Minority interests in the earnings of GTU also arose in 2004 due to the sale of a noncontrolling interest to our local partners in Ukraine. In 2005, we began to consolidate Dicom and Sakhalin Telecom. Both of these entities have minority ownership interests. Additionally, minority interest increased due to $3.8 million in cash contributed to GTU by our minority partner in Ukraine.

STOCKHOLDERS' EQUITY

Shareholders' equity increased from December 31, 2004, to December 31, 2005, as a result of our net income of $76.1 million offset by declaring and paying $29.1 million in dividends in the year ended December 31, 2005. Also, shareholders' equity increased by $1.8 million due to stock option exercises and the issuance of restricted shares to certain members of management.

INCOME TAXES

Our effective rate of income tax differs from the US statutory rate due to the impact of the following factors: (1) different income tax rates and regulations apply in the countries where we operate; (2) expenses that are non-deductible on the income tax return; (3) write-offs of certain assets that are not deductible for tax purposes; and (4) changes in the valuation allowance for deferred tax assets. We currently have deferred tax assets arising from deductible temporary differences in our non-US subsidiaries. Due to the continued profitability of these subsidiaries, we antic deferred tax assets will be rea deduction against future taxab also have deferred tax assets operating loss carry-forwards temporary differences for US tax purposes. We have record allowance against these defer due to our assessment of sou taxable income in the United also recorded a deferred tax a net operating loss carry-forw tax purposes. However, we ha valuation allowance since we recognizing taxable income in entity in the foreseeable futur

LIQUIDITY AND CAPITAL RES

The table above shows our ca years ended December 31, 20 ber 31, 2005.

Our cash and cash equivale million and $67.2 million as of 2006, and December 31, 2005,

Our total restricted cash was $0.2 million and $0.6 million as of December 31, 2006, and December 31, 2005, respectively. The restricted cash is maintained in connection with certain of our equity investee's debt obligations as described below.

Net cash provided by our operating activities decreased by $13.6 million to $160.7 million for the year ended December 31, 2006, from $174.3 million for the year ended December 31, 2005. This decrease in net cash inflows from operating activities at December 31, 2006, is mainly due to the effects of changes in the settlements with local operators following the introduction of the new Interconnection Rules and to the changes in Russian legislation related to VAT partially offset by increase in net income. As a result of the changes in the settlements with local operators, accounts receivable balances increased from December 31, 2005 to December 31, 2006, partially offset by increases in related accounts payable balances. Under the change, effective January 1, 2006, VAT is accounted for on an accrual basis rather than on a cash basis such that we must pay VAT prior to such time as we receive corresponding VAT payments from our customers. As a result of this change, VAT payable balances decreased from December 31, 2005 to December 31, 2006.

During the year ended December 31, 2006, we received approximately $802.1 million in cash from our customers for services and we paid approximately $598.5 million to suppliers and employees. During the year ended December 31, 2005, we received approximately $662.9 million in cash from our customers for services and we paid approximately $449.0 million to suppliers and employees.

We used cash of $201.1 million and $133.1 million for investing activities for the year ended December 31, 2006, and 2005, respectively, which were principally attributable to building our telecommunications networks and acquisitions. Network investing activities totaled $175.6 million for the year ended December 31, 2006, of which $8.6 million was related to purchases in 2005, and included cash paid for capital expenditures principally attributable to building out our telecommunications network. The majority of network investing activities related to the construction of last mile access, the inter-city fiber optic network and network upgrades as a result of increased customer connections. Network investing activities totaled $118.2 million for the year ended December 31, 2005.

We used cash of $26.8 million, net of cash acquired, for the year ended December 31, 2006, for the acquisition of Tatintelcom, TTK, Kubtelecom, Telcom, S-Line and Corus. We used cash of $18.1 million for the year ended December 31, 2005, for the acquisition of Dicom, Sakhalin Telecom, Sochitelecom, Rascom and payment of a holdback amount related to the 2004 SP Buzton acquisition.

For the year ended December 31, 2006, we received $3.2 million net proceeds from the exercise of employee stock options and for the year ended December 31, 2005, we received $1.4 million net proceeds from the exercise of employee stock options.

We paid dividends of $22.0 million a
million during the year ended Dece
2006 and 2005, respectively.

We had working capital of $42.8
of December 31, 2006 and $79.1 mi
December 31, 2005. Our working ca
(current assets divided by current li
was 1.23 as of December 31, 2006,
as of December 31, 2005.

As part of our drive to increase o
capacity, reduce costs and improve
of our service, we have leased fiber
satellite-based network capacity; th
these leases are generally five year
and can involve significant advance
As demand for our telecommunicat
increases we expect to enter into ac
capacity agreements and may mak
cant financial commitments, in add
existing commitments.

Approximately half of the capital
tures, or approximately 10-12% of o
enues, is necessary to sustain grow
with the market growth rates and m
upgrade and develop existing infras
To gain additional market share we
invest additional 9-10% of our rever
projects. We estimate that between
2010 we will invest approximately 2
revenues in business development
struction of broadband networks. W
capital expenditures to decline as p
of revenues once the deployment of
networks is completed. In February
entered into a lease agreement with
LLC for STM-1 fiber optic capacity f

Krasnoyarsk. The lease has a term of five years and total payments of $9.8 million. In conjunction with this transaction, we also entered into agreement whereby we agreed to provide a loan of $9.8 million to the lessor. The loan matures in 2012.

Some of our operating companies have received debt financing through direct loans from affiliated companies. In addition, certain operating companies have borrowed funds under a back-to-back, seven-year credit facility for up to $22.7 million from ZAO Citibank ("Citibank"), a Russian subsidiary of Citibank. Under this facility, we provide full cash collateral, held in London, and recorded on our balance sheet as restricted cash, for onshore loans made by the bank to our Russian registered joint ventures. In a second, similar facility, we provide full cash collateral for a short term back-to-back, revolving, credit facility for up to $10.0 million from the same bank for Sovintel. The funding level as of December 31, 2006, for all these facilities, totaled $0.2 million was funded to our non-consolidated entities. The loan facilities carry interest at a rate equal to the three-month London Inter-Bank Offering Rate ("LIBOR") plus 1.0 percent per annum (equivalent to approximately 6.9%, on average for loans outstanding, at December 31, 2006) and mature in July 2007.

In July 2006, GTU entered into one-year revolving credit facility for up to $3.5 million plus a cash coverage facility of up to $2.0 million with Calyon Bank Ukraine ("Calyon"). As of December 31, 2006, GTU had borrowed $3.9 under this credit facility. The credit facility carries interest at a rate equal to the between LIBOR plus 2% to 8.5%. The credit facility requires GTU to maintain accounts with Calyon in the currencies of the loan and ensure that the aggregate amount of incoming payments credited to GTU's accounts with Calyon in any calendar month is equal to, or greater than 30% of the aggregate amount of the loans outstanding as of the last day of such month.

In September 2006, Sovintel entered into a 90 day short-term revolving credit facility for up to $15.0 million with Citibank. As of December 31, 2006, Sovintel had borrowed $6.6 million under this credit facility. The credit facility carries interest at a rate equal to the LIBOR plus 1.0% per annum. The credit facility requires Sovintel to maintain accounts with Citibank in the currencies of the loan and ensure that the aggregate amount of incoming payments credited to Sovintel's accounts with Citibank in any calendar month is equal to, or greater than 30% of the aggregate amount of the loans outstanding as of the last day of such month.

In October 2006, Sovintel entered into short term, revolving, credit facility for up to 518,000,000 RUR, equivalent to $19.7 million, with ZAO International Moscow Bank ("IMB"), a related party. As of December 31, 2006, Sovintel had not borrowed funds under this facility. The credit facility carries interest at a rate equal to the Moscow Prime Offered Rate plus 3%. The credit facility requires Sovintel to maintain accounts with IMB in the currencies of the loan and ensure that the aggregate amount of deposits credited to Sovintel's accounts with IMB [...] 150,000,000 RUR, equivalent t[...] for each interest period during [...] of the credit facility.

In January 2007, we entere[...] term Facility Agreement (the "[...] ment") with banks, financial in[...] other institutional lenders, Cit[...] don Branch and ING Bank N.V[...] lead arrangers, and Citibank I[...] as agent. The Facility Agreeme[...] an unsecured credit facility un[...] GTS Finance, Inc., our wholly-[...] iary, and Sovintel may borrow [...] gate of $275.0 million. Funds [...] be used for general corporate [...] cluding acquisitions, the paym[...] and capital expenditures. The [...] ment places various restrictio[...] to incurrence of debt, asset di[...] and acquisitions, and negative [...] Facility Agreement also requir[...] various financial and non-fina[...] including several restrictions [...] cial condition.

In the future, we may execu[...] numerous acquisitions, which [...] external financing, most likely [...] through secured or unsecured [...] However, we may also raise th[...] ing through a dilutive equity is[...] the divestment of non-core as[...] nations of the above. In case l[...] ous acquisitions do not materi[...] our current sources of funding [...] capital requirements. The act[...]

AS OF DECEMBER 31

credit rating agency	Rating
Standard & Poor's	BB
Moody's	Ba3

timing of our future capital requirements may differ materially from our current estimates because of changes or fluctuations in our anticipated acquisitions, investments, revenue, operating costs, technology and network expansion plans and access to alternative sources of financing on favorable terms. Further, in order for us to compete successfully, we may require substantial capital to continue to develop our networks and meet the funding requirements of our operations. We will also require capital for other acquisition and business development initiatives. We expect to fund these requirements through cash on hand, cash flow from operations, proceeds from additional equity and debt offerings, and debt financing facilities. As of December 31, 2006, our credit rating were as in table above.

The cost of our borrowings is affected by our credit ratings. If our credit ratings were downgraded, we could be required to pay higher interest rates on secured or unsecured borrowings and could be subject to more restrictive financial covenants. We may not be able to obtain additional financing on favorable terms. As a result, we may become subject to additional or more restrictive financial covenants, our interest obligations may increase significantly and our shareholders may be adversely diluted. Our failure to generate sufficient funds in the future, whether from operations or by raising additional debt or equity capital, may require us to delay or abandon some or all of our anticipated expenditures, to sell assets, or both, which could have a material adverse effect on our operations.

In 2007 and subsequent years, we may incur significant cash outlays to settle SARs granted in 2005 and first quarter of 2006 to our CEO, senior management, and other employees. The terms of these SARs are described in detail in the "Other developments" section in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

			PAYMENTS DUE BY PERIOD[3]	
in thousands	Total	Less than 1 year	1–3 years	4–5 years
Long-term debt	$ 29	$ —	$ 29	$ —
Capital lease obligations	2,583	876	1,707	—
Non-cancelable lease obligations	28,645	9,876	14,550	4,044
Purchase obligations[1]	75,485	27,985	31,163	10,976
Other long-term liabilities[2]	2,321	—	2,321	—
TOTAL	$109,063	$ 38,737	$49,770	$15,020

CONTRACTUAL OBLIGATIONS

As of December 31, 2006, we had the following contractual obligations, including long-term debt arrangements, capital leases, commitments for future payments under non-cancelable lease arrangements and purchase obligations (see it in table above).

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other parts of this document, including, without limitation, those concerning (i) future acquisitions and capital expenditures including our strategy of regional expansion; (ii) projected traffic volumes and other growth indicators; (iii) anticipated revenues and expenses; (iv) our competitive environment; (v) the future performance of consolidated and equity method investments; (vi) our intention to offer our services under the Golden Telecom brand; (vii) our business and growth strategy, including our strategy to develop into residential markets; (viii) our intentions to expand our fiber optic capacity, broadband capacity, including rollout of our FTTB network, and add transmission capacity; (ix) our intention to offer VoIP services; (x) our plans to migrate our products and services to a new generation network; (xi) our plans to expand into the media market; (xii) our intention to continue to use the assets of recently acquired companies in the manner such assets were previously used; (xiii) our plans to deploy the FMC network and launch FMC services; (xiv) the deployment of our FTN and the effect of such deployment including expected increases in revenues from our DLD/ILD license, (xv) the impact of critical accounting policies, (xvi) application of the CBR exchange rate by Sovintel; and (xvii) the political, regulatory and financial situation in the markets in which we operate, including macroeconomic growth, the inflow of direct foreign investment and the effect of the Telecommunications Law and its supporting regulations, are forward-looking and concern the Company's projected oper nomic performance and finan These forward-looking statem pursuant to the safe harbor pr Securities Litigation Reform A important to note that such st risks and uncertainties and th may differ materially from tho or implied by such forward loo Among the key factors that ha ing on the Company's results economic performance and fir tion are the commercial and e associated with implementing business plan, including our a additional provisions, our abili

[1] Purchase obligations primarily include legal obligations for the future purchas interconnect, and satellite transponder

[2] Other long-term liabilities primarily inc obligations related to the SARs we have

[3] Amounts include interest.

deploy our FTN, our ability to develop our fiber optic, broadband and DSL strategies, including developing FTTB and VoIP services, our ability to deploy and integrate the technology necessary to migrate to a new generation network, our ability to offer services under our DLD/ILD and compete with others offering the same services, our ability to move into the media market and offer new services in that area, our ability to develop a FMC network in Ukraine and expand our mobile service offerings, our ability to integrate recently acquired companies into our operations, and the political, economic and legal environment in the markets in which the Company operates, including the impact of the new Telecommunications Law and its supporting regulations, increasing competitiveness in the telecommunications and Internet-related businesses that may limit growth opportunities, and increased and intense downward price pressures on some of the services that we offer. These and other factors are discussed herein under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Report.

Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements are contained in the company's Form 10-K.

In addition, any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Report and investors, therefore, should not place undue reliance on any such forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors may emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our treasury function has managed our funding, liquidity and exposure to interest rate and foreign currency exchange rate risks. Our investment treasury operations are conducted within guidelines that have been es and authorized by our audit commi cordance with our policy, we do not any treasury management transact speculative nature.

We are exposed to market risk fr ges in foreign currency exchange ra do not currently use derivative finan ments, such as foreign exchange fo tracts or foreign currency options, our foreign exchange risk because for these types of financial instrum sia is not well developed and the co instruments is relatively high. We d or issue derivatives or other financi ments for trading purposes.

Prior to 2006, our principal sour venues were denominated primaril Because our expenses were also p denominated in USD, the impact o of RUR depreciation was insignifica

We shifted a substantial majorit expenditures from USD to RUR. Ne we can give no assurance that we a equately protected from the impact fluctuations. Moreover, given that o currency is the USD, rubles held in other ruble-denominated assets ar could fluctuate in line with any cha value of the RUR. Prior to July 2006 in the value of our RUR denominat assets and liabilities resulted in for rency gains or losses in our income However, effective July 1, 2006 we c that the functional currency of our ies domiciled in Russia is the RUR.

the financial statements of these subsidiaries are translated into USD using the current rate method and translation gains and losses are no longer included in net income, but are instead included as part of other comprehensive income.

We can, however, provide no assurance that these measures will adequately protect us from the impact of currency fluctuations. A substantial decline in the value of the RUR against the USD could materially adversely affect our results of operations.

Our cash and cash equivalents are held largely in interest bearing accounts, in USD, however we do have bank accounts denominated in RUR and Ukrainian hryvna. The book values of such accounts at December 31, 2006 and 2005 approximate their fair value.

We are exposed to market risk from changes in interest rates on our obligations and we also face exposure to adverse movements in foreign currency exchange rates. We have developed risk management policies that establish guidelines for managing foreign currency exchange rate risk and we also periodically evaluate the materiality of foreign currency exchange exposures and the financial instruments available to mitigate this exposure.

The following table provides information about our cash equivalents and debt obligations that are sensitive to changes in interest rates.

The following table provides information about our financial instruments by local currency and where applicable, presents such information in USD equivalents (in thousands). The table summarizes information on instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations.

Our interest income and expense are most sensitive to changes in the general level of US interest rates. In this regard, changes in US interest rates affect the interest earned on our cash equivalents and short-term investments as well as interest paid on debt.

in thousands, except share data	2005	2008	2009	2010	2011	thereafter	TOTAL 2006
Cash equivalents	$18,413	$—	$—	$—	$—	$—	$18,413
Note receivable	$ 2,879	$—	$—	$2,500	$—	$—	$ 2,879
Average fixed rate	9.8%	—	—	10.0%	—	—	9.8%
Long-term debt, including current portion							
Variable rate	$12,305						$12,305
Average interest rate	10.5%	—	—	—	—	—	10.5%

	2005	2008	2009	2010	2011	thereafter	TOTAL 2006
ASSETS							
Current assets Russian rubles	$122,664	$—	$—	$—	$—	$—	$122,664
Closing foreign currency exchange rate	26.33	—	—	—	—	—	—
Ukrainian Hryvna	$ 11,068	$—	$—	$—	$	— $	11,068
Closing foreign currency exchange rate	5.05	—	—	—	—	—	—
Kazakhstan Tenge	$ 1,652	$—	$—	$—	$—	$—	$ 1,652
Closing foreign currency exchange rate	127	—	—	—	—	—	—
Uzbekistan Soom	$ 1,948	$—	$—	$—	$—	$—	$ 1,948
Closing foreign currency exchange rate	1,240	—	—	—	—	—	—
LIABILITIES							
Current liabilities Russian rubles	$ 27,961	$—	$—	$—	$—	$—	$ 27,961
Closing foreign currency exchange rate	26.33	—	—	—	—	—	—
Ukrainian Hryvna	$ 15,192	$—	$—	$—	$—	$—	$ 15,192
Closing foreign currency exchange rate	5.05	—	—	—	—	—	—
Kazakhstan Tenge	$ 35	$—	$—	$—	$—	$—	$ 35
Closing foreign currency exchange rate	127	—	—	—	—	—	—
Uzbekistan Soom	$ 184	$—	$—	$—	$—	$—	$ 184
Closing foreign currency exchange rate	1,240	—	—	—	—	—	—

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Golden Telecom, Inc.

We have audited the accompanying consolidated balance sheets of Golden Telecom, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of operations, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Telecom, Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2006 Golden Telecom, Inc. adopted the provisions of the Financial Accounting Standards Board's Statement No. 123R, Share-Based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Golden Telecom, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLC

ERNST & YOUNG LLC
Moscow, Russia
March 15, 2007

Consolidated Balance Sheets
(In Thousands, Except Share Data)

	DECEMBER 31,
in thousands, except share data	2005
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 67,176
Accounts receivable, net of allowance for doubtful accounts of $27,327 and $25,224 at December 31, 2005 and 2006, respectively	91,709
VAT receivable	21,986
Prepaid expenses	8,083
Deferred tax asset	8,994
Other current assets	13,009
TOTAL CURRENT ASSETS	210,957
Property and equipment:	
Telecommunications equipment	494,097
Telecommunications network held under capital leases	32,538
Furniture, fixtures and equipment	41,524
Other property	16,374
Construction in progress	70,470
	655,003
Accumulated depreciation	(247,096)
Net property and equipment	407,907
Goodwill and intangible assets:	
Goodwill	149,249
Telecommunications service contracts, net of accumulated amortization of $32,009 as of December 31, 2005 and $49,450 as of December 31, 2006	67,357
Contract-based customer relationships, net of accumulated amortization of $18,241 as of December 31, 2005 and $28,578 as of December 31, 2006	18,608
Licenses, net of accumulated amortization of $3,182 as of December 31, 2005 and $4,295 as of December 31, 2006	3,994
Other intangible assets, net of accumulated amortization of $7,216 as of December 31, 2005 and $7,991 as of December 31, 2006	3,921
Net goodwill and intangible assets	243,129
Restricted cash	566
Other non-current assets	19,652
TOTAL ASSETS	$ 882,211

The accompanying notes are integral part of these consolidated financial statements

Consolidated Balance Sheets

in thousands, except share data	DECEM 2005
LIABILITIES AND SHAREHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 89,404
VAT Payable	17,190
Current capital lease obligations	1,941
Debt maturing within one year	65
Deferred revenue	16,799
Due to related parties	2,470
Other current liabilities	4,014
TOTAL CURRENT LIABILITIES	131,883
Long-term debt, less current portion	27
Long-term deferred tax liability	22,287
Long-term deferred revenue	30,878
Long-term capital lease obligations	2,340
Other non-current liabilities	—
TOTAL LIABILITIES	187,415
Minority interest	19,693
SHAREHOLDERS' EQUITY	
Preferred stock, $0.01 par value (10,000,000 shares authorized; none issued and outstanding at December 31, 2005 and 2006)	—
Common stock, $0.01 par value (100,000,000 shares authorized; 36,458,490 and 36,673,015 shares issued and outstanding at December 31, 2005 and 2006, respectively)	365
Additional paid-in capital	671,998
Deferred equity compensation	(455)
Retained earnings	3,195
Accumulated other comprehensive income	—
TOTAL SHAREHOLDERS' EQUITY	675,103
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 882,211

The accompanying notes are integral part of these consolidated financial statements

Consolidated Statements of Operations

in thousands, except per share data	YEAR ENDED DECEMBER 31, 2004	2005
REVENUE		
Telecommunication services	$ 581,521	$ 662,742
Revenue from related parties	2,457	4,637
TOTAL REVENUE	583,978	667,379
OPERATING COSTS AND EXPENSES		
Access and network services (excluding depreciation and amortization)	300,588	347,532
Selling, general and administrative (excluding depreciation and amortization)	112,855	119,890
Depreciation and amortization	74,999	84,015
TOTAL OPERATING EXPENSES	488,442	551,437
INCOME FROM OPERATIONS	95,536	115,942
OTHER INCOME (EXPENSE)		
Equity in earnings of ventures	278	460
Interest income	1,131	2,295
Interest expense	(572)	(618)
Foreign currency gain (loss)	660	(1,212)
TOTAL OTHER INCOME	1,497	925
Income before minority interest and income taxes	97,033	116,867
Minority interest	1,506	2,978
Income taxes	30,744	37,816
Income before cumulative effect of a change in accounting principle	64,783	76,073
Cumulative effect of a change in accounting principle, net of tax of $52	—	—
NET INCOME	$ 64,783	$ 76,073
Basic earnings per share of common stock:		
Income before cumulative effect of a change in accounting principle	$ 1.79	$ 2.09
Cumulative effect of a change in accounting principle	—	—
Net income per share – basic	$ 1.79	$ 2.09
Weighted average common shares outstanding – basic	36,226	36,378
Diluted earnings per share of common stock:		
Income before cumulative effect of a change in accounting principle	$ 1.77	$ 2.08
Cumulative effect of a change in accounting principle	—	—
Net income per share – diluted	$ 1.77	$ 2.08
Weighted average common shares outstanding – diluted	36,553	36,605
Cash dividends per share	$ 0.80	$ 0.80

The accompanying notes are integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

in thousands	YEAR ENDED DECEMBER 3 2004	2005
OPERATING ACTIVITIES		
Net income	$ 64,783	$ 76,073
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	56,818	65,329
Amortization	18,181	18,686
Equity in earnings of ventures	(278)	(460)
Minority interest	1,506	2,978
Foreign currency (gain) loss	(660)	1,212
Deferred tax benefit	(4,606)	(3,815)
Bad debt expense	10,065	7,967
Stock appreciation rights compensation expense	—	—
Cumulative effect of a change in accounting principle, net of tax of $52	—	—
Other	(41)	1,223
Changes in assets and liabilities:		
Accounts receivable	(22,964)	(10,316)
Accounts payable and accrued expenses	26,288	4,295
VAT, net	66	(88)
Other assets and liabilities	(3,974)	11,222
NET CASH PROVIDED BY OPERATING ACTIVITIES	145,184	174,306
INVESTING ACTIVITIES		
Purchases of property and equipment and intangible assets	(114,649)	(118,170)
Acquisitions, net of cash acquired	(15,522)	(18,085)
Restricted cash	(7)	446
Other investing	1,705	2,743
NET CASH USED IN INVESTING ACTIVITIES	(128,473)	(133,066)
FINANCING ACTIVITIES		
Repayments of debt	(950)	(253)
Proceeds from debt	—	—
Contribution from minority partner	—	3,840
Net proceeds from exercise of employee stock options	4,895	1,435
Cash dividends paid	(28,998)	(29,119)
Other financing	(3,385)	(3,210)
NET CASH USED IN FINANCING ACTIVITES	(28,438)	(27,307)
Effect of exchange rate changes on cash and cash equivalents	246	(456)
Net increase (decrease) in cash and cash equivalents	(11,481)	13,477
Cash and cash equivalents at beginning of year	65,180	53,699
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 53,699	$ 67,176

The accompanying notes are integral part of these consolidated financial statements

Consolidated Statements of Shareholders' Equity

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005, AND 2006

in thousands	Common Stock		Additional Paid-In Capital	Deferred Equity Compensation	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income
	Shares	Amount				
Balance at December 31, 2003	35,948	$ 359	$663,464	$ —	$ (79,544)	$ —
Exercise of employee stock options	374	4	4,775	—	—	—
Sale of 20% of Golden Telecom (Ukraine) (see Note 17)	—	—	1,538	—	—	—
Cash dividends paid	—	—	—	—	(28,998)	—
Net income	—	—	—	—	64,783	—
Balance at December 31, 2004	36,322	$ 363	$669,777	$ —	$ (43,759)	$ —
Issuance of restricted shares	27	1	771	(772)	—	—
Compensation expense	—	—	—	317	—	—
Exercise of employee stock options	109	1	1,450	—	—	—
Cash dividends paid	—	—	—	—	(29,119)	—
Net income	—	—	—	—	76,073	—
Balance at December 31, 2005	36,458	$ 365	$671,998	$ (455)	$ 3,195	$ —
Adoption of SFAS 123R - adjustment to remove unearned compensation	—	—	(455)	455	—	—
Cancellation of restricted shares	(8)	—	—	—	—	—
Issuance of restricted shares	8	—	—	—	—	—
Compensation expense	—	—	298	—	—	—
Exercise of employee stock options	215	2	3,152	—	—	—
Cash dividends paid	—	—	—	—	(21,951)	—
Comprehensive income:						
Foreign currency translation adjustment, net of tax of $2,181	—	—	—	—	—	75,072
Net income	—	—	—	—	85,500	—
Comprehensive income	—	—	—	—	—	—
BALANCE AT DECEMBER 31, 2006	36,673	$ 367	$674,993	$ —	$ 66,744	$ 75,072

The accompanying notes are integral part of these consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 1: NATURE OF BUSINESS OPERATIONS

Golden Telecom, Inc. ("GTI" or the "Company") is a leading facilities-based provider of integrated telecommunication and Internet services in major population centers throughout Russia and other countries of the Commonwealth of Independent States ("CIS"). The Company offers voice, data and Internet services to corporations, operators and consumers using its metropolitan overlay network in major cities throughout Russia, Ukraine, Kazakhstan, and Uzbekistan, and via intercity fiber optic and satellite-based networks, including approximately 289 combined access points in Russia and other countries of the CIS. The Company offers mobile services in Kiev and Odessa in Ukraine. GTI was incorporated in Delaware on June 10, 1999 for the purpose of acting as a holding company for Global TeleSystems, Inc.'s ("GTS") operating entities within the CIS and supporting non-CIS holding companies (the "CIS Entities"). On September 29, 1999, GTS transferred its ownership rights in the CIS Entities to the Company in anticipation of the Company's initial public offering which closed on October 5, 1999.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Principles of consolidation

Wholly owned subsidiaries and majority owned ventures where the Company has operating and financial control are consolidated. All significant inter-company accounts and transactions are eliminated upon consolidation. Results of subsidiaries acquired and accounted for by the purchase method have been included in operations from the relevant date of acquisition.

Those ventures where the Company exercises significant influence, but does not exercise operating and financial control are accounted for by the equity method. The Company will discontinue applying the equity method of accounting for the Company's equity method investments when its share of the investees losses reduces the investments in and advances to ventures to zero. Thereafter, the Company will not provide for additional losses unless the Company has guaranteed obligations of the investee or is otherwise committed to provide further support for the investee. If the investee subsequently reports net income, the Company will resume the equity method only after the Company's share of net income equals the share of net loss not recognized during the period the equity method was suspended.

Sale of subsidiary stock. The (
nizes gains in the consolidatec
operations for sales of subsidi
the value of the proceeds can l
determined and realization of
reasonably assured. The Comp
for sales of subsidiary stock w
the proceeds can not be object
or realization of the gain is not
sured as an equity transaction
ny's consolidated financial stat
the accounting treatment of th
on issuance of shares by a spe
been determined, the Compan
follows that treatment for all f
of shares by that particular su

Foreign currency translation.
quarter of 2006, the functional
all of the Company's foreign s
the United States dollar ("USD
and the third quarters of 2006,
LLC ("Sovintel"), the Company
Russian subsidiary, introduced
USD – Russian ruble ("RUR") e
for settlements with the major
tomers. This rate is applicable
USD exchange rate set by the
of Russia ("CBR") is below the
level. If the RUR depreciates a
so that the CBR exchange rate
semi-fixed level, Sovintel will r
the CBR exchange rate, or floa
settlements with its customers
these changes, the Company r
functional currency criteria un

in thousands	2004	2005
	YEAR ENDED DECEMBER 31,	
Net income, as reported	$ 64,783	$ 76,073
Foreign currency translation adjustment, net of tax of $2,181	—	—
COMPREHENSIVE INCOME	$ 64,783	$ 76,073

of Financial Accounting Standard ("SFAS") SFAS No. 52, "Foreign Currency Translation", and determined that, beginning July 1, 2006, the functional currency of the Company's subsidiaries domiciled in Russia is the RUR. The change was adopted prospectively beginning July 1, 2006 in accordance with SFAS No. 52. No restatement of comparative amounts was made for the change in functional currency. Therefore, the financial statements of the Company's subsidiaries domiciled in Russia on December 31, 2006, were translated into USD using the current rate method. Assets and liabilities were translated at the rate of exchange prevailing at the balance sheet date. Stockholders' equity was translated at the applicable historical rate. Revenue and expenses were translated at the monthly average rates of exchange. Translation gains and losses were included as part of accumulated other comprehensive income.

The change in functional currency resulted in a translated value for the July 1, 2006 (i) property and equipment, net, (ii) goodwill and (iii) intangible assets, net, that is approximately $35.6 million, $19.5 million, and $9.4 million higher, respectively, than the amounts reported on June 30, 2006, when the USD was the subsidiaries' functional currency. This change in the carrying amount of property and equipment, goodwill and intangible assets has been reflected directly in shareholders' equity as part of other comprehensive income. In addition, the Company recorded a related deferred tax liability of $2.2 million and a related minority interest of $1.3 million in association with the change in functional currency. The impact of the change in functional currency resulted in a $3.7 million increase in depreciation and amortization, a $1.3 million decrease in foreign currency gain, and a $1.8 million decrease in income taxes for the year ended December 31, 2006.

The functional currency of the Company's remaining foreign subsidiaries is the USD because a majority of their revenues, costs, property and equipment purchased, debt and trade liabilities is either priced, incurred, payable or otherwise measured in USD.

Comprehensive income. SFAS No. 130, "Reporting Comprehensive Income", requires the reporting of comprehensive income in addition to net income.

Accumulated other comprehensive includes foreign currency translati ments. For the year ended Decemb as a result of the change in functio rency total comprehensive income addition to net income, the effect o RUR denominated financial statem Company's subsidiaries domiciled into the Company's reporting curre cordance with SFAS No. 52.

Components of comprehensive i shown above.

Cash and cash equivalents and re cash. The Company classifies cash and deposits in banks, including co paper, money market accounts, an investments with an original matur months or less from the date of pu the Company may hold from time t cash and cash equivalents. Restric primarily related to cash held in es financial institution for the collater debt obligations that certain of the consolidated subsidiaries and equi have borrowed from such financial

Accounts receivable. Accounts receivable are shown at their net realizable value which approximates their fair value. The Company makes judgments as to the collectability of accounts receivable based on historical trends and future expectations. To determine the allowance for doubtful accounts, management reviews specific customer risks and the Company's accounts receivable aging. The allowance for doubtful accounts is estimated by applying estimated loss percentages against the aging of accounts receivable. Bad debt expense for the years ended December 31, 2004, 2005 and 2006 was $10.1 million, $8.0 million and $4.1 million, respectively.

Inventories. Inventories, which are classified as other current assets, are stated at the lower of cost or market. Cost is computed on either a specific identification basis or a weighted average basis.

Property and equipment. Property and equipment is stated at cost. Depreciation is calculated on a straight-line basis over the lesser of the estimated lives, ranging from five to ten years for telecommunications equipment, and three to five years for furniture, fixtures and equipment, and five to twenty years for other property, or their contractual term. Spare parts held for stand-by use are depreciated over the estimated useful life of the related equipment. Construction in process reflects amounts incurred for the configuration and build-out of telecommunications equipment not yet placed into service. Maintenance and repairs are charged to expense as incurred. The Company has included in property and equipment, capitalized leases in the amount of $32.5 million and $23.9 million at December 31, 2005 and 2006, respectively, with associated accumulated depreciation of $17.7 million and $10.4 million as of December 31, 2005 and 2006, respectively. Amortization of assets recorded under capital leases is included with depreciation expense for the years ended December 31, 2004, 2005, and 2006.

Goodwill and intangible assets. Goodwill represents the excess of acquisition costs over the fair value of the net assets of acquired businesses. Beginning January 1, 2002, goodwill has been identified as an indefinite lived asset in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", and accordingly amortization of goodwill ceased as of that date. Intangible assets, which are stated at cost, consist principally of telecommunications service contracts, contract based customer relationships, licenses, software and content and are amortized on a straight-line basis over the lesser of their estimated useful lives, generally five to ten years, or their contractual term. In accordance with Accounting Principles Board ("APB") Opinion No. 17, "Intangible Assets" and SFAS No. 142 "Goodwill and Other Intangible Assets", the Company continues to evaluate the amortization period to determine whether events or circumstances warrant revised amortization periods. Additionally, the Company considers whether the carrying value of such assets should be reduced based on the future benefits.

Goodwill impairment assessn is reviewed annually, as of the fourth quarter, for impairment is determined that impairmen The Company determines whe ment has occurred by assignir the reporting units identified i with SFAS No. 142, "Goodwill tangible Assets", and compari amount of the reporting unit t of the reporting unit. If a good has occurred, the Company re for the difference between the and the implied fair value of g losses were recognized in the ended December 31, 2004, 20

Long-lived assets impairmen assets to be held and used by are reviewed to determine wh or change in circumstances in the carrying amount of the as recoverable. For long-lived as and used, the Company bases on such impairment indicator of the assets, the future econ the assets, any historical or fu ity measurements, as well as market conditions or factors t present. If such impairment in present or other factors exist the carrying amount of the as recoverable, the Company det an impairment has occurred t of an undiscounted cash flows sets at the lowest level for whi cash flows exist. If impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using discounted cash flow analysis or other valuation techniques. No such losses were recognized in the three years ended December 31, 2004, 2005 and 2006.

Income taxes. The Company accounts for income taxes using the liability method required by SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and the basis as reported in the consolidated financial statements, as well as the expected tax benefits of net operating loss carryforwards which are expected to be realized. Additionally SFAS No. 109 requires that a valuation allowance must be established when it is more like than not that all or a portion of deferred tax assets will not be realized. The Company does not provide for deferred taxes on the undistributed earnings of its foreign subsidiaries, as such earnings are intended to be reinvested in those operations permanently. In the case of non-consolidated entities, where the Company's partner requests that a dividend be paid, the amounts are not expected to have a material impact on the Company's income tax liability. It is not practical to determine the amount of unrecognized deferred tax liability for such reinvested earnings.

Revenue Recognition. The Company records as revenue the amount of telecommunications and Internet services rendered, as measured primarily by the minutes of traffic processed and the time spent online using our Internet services. Revenue from service contracts is accounted for when the services are provided. Billings received in advance of service being performed are deferred and recognized as revenue as the service is performed. The Company also defers up front connection fees which are recognized over the estimated life of the customer. The Company recognizes revenue from equipment sales when title to the equipment passes to the customer. The Company defers the revenue on installed equipment until installation and testing are completed and accepted by the customer. Domestic Long Distance/International Long Distance ("DLD/ILD") and zonal revenues are recorded gross or net depending on the contractual arrangements with the end-users. The Company recognizes DLD/ILD and zonal revenues from local operators net of payments to these operators for interconnection and agency fees when local operators establish end-user tariffs and assume credit risk. Revenues are stated net of any value-added taxes charged to customers.

The Company has deferred connection fees and capitalized direct incremental costs related to connection fees, not exceeding the revenue deferred. The deferral of revenue and capitalization of cost of revenue related to connection fees will be recognized over the estimated life of the customer, which in the Business and Corporate Serv sion and Operator and Carrier Serv sion and eighteen months for the c the Mobile Services division. The to of deferred connection fees revenu million and $55.3 million as of Dec 2005 and 2006, respectively. The to of capitalized direct incremental co to connection fees was $11.5 millio million as of December 31, 2005 an respectively.

Advertising. The Company expense of advertising as incurred. Advertis es for the years ended December 3 2005 and 2006 were $4.7 million, $ and $9.7 million, respectively.

Government pension funds. The C contributes to the local state pensi and social funds, on behalf of all it employees. In Russia, all social co including contributions to the pens are made through a unified social t calculated by the application of a r sive rate from 26% to 2% to the an remuneration of each employee wh 35.6% to 2% before January 1, 200 the Company allocated UST to thre funds, including the pension fund, rate of contributions to the pensio from 28% to 2%, respectively, depe annual gross salary of each emplo from January 1, 2005, the Compan UST to the three social funds, inclu

	YEAR ENDED
in thousands, except per share data	2004
Net income, as reported	$ 64,783
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	1,922
PRO FORMA NET INCOME	$ 62,861
Net income per share:	
Basic – as reported	$ 1.79
Basic – pro forma	1.74
Diluted – as reported	1.77
Diluted – pro forma	1.72

pension fund, where the rate of contribution to the pension fund varies from 20% to 2%. The contributions are expensed as incurred.

Off balance sheet risk and concentration of credit risk. Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents, and accounts and notes receivable. Of the $18.4 million of cash and cash equivalents held at December 31, 2006, $4.7 million was held in the United States ("US") in US financial institutions. The remaining balance is being principally maintained in US-owned banks and local financial institutions within the CIS. The Company extends credit to various customers, principally in Russia and Ukraine, and establishes an allowance for doubtful accounts. The Company generally does not require collateral to extend credit to its customers.

Stock-based compensation. Until January 1, 2006, the Company followed the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", for its Equity Participation Plan and Stock Appreciation Rights ("SARs") Plans. SFAS No. 123 generally allowed companies to either account for stockbased compensation under the fair value method of SFAS No. 123 or under the intrinsic value method of APB No. 25, "Accounting for Stock Issued to Employees". The fair value method required compensation cost to be measured at the grant date based on the value of the award and to be recognized over the service period. The Company had elected to account for its stock-based compensation in accordance with the provisions of APB No. 25 a
forma disclosures of results o
if the fair value method had be
effect of applying SFAS No. 12
net income and net income pe
years ended December 31, 20
shown above.

In December 2004, the Fina
ing Standards Board ("FASB")
123R (revised 2004), "Share Ba
which is a revision of SFAS No
123R supersedes APB No. 25,
SFAS No. 95, "Statement of Ca
der SFAS No. 123R, companie
and record the cost of equity i
such as stock options or restri
awarded to employees for ser
the income statement; pro for
no longer permitted. The cost

struments is to be measured based on the fair value of the instruments on the date they are granted or, if the number of shares to be issued or the exercise price is unknown, remeasured at each reporting date and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. In April 2005, the Securities and Exchange Commission ("SEC") delayed the effective date of SFAS No. 123R until January 1, 2006 for calendar year companies.

The Company adopted SFAS No. 123R as of January 1, 2006 using the modified prospective method which requires the application of SFAS No. 123R in its accounting for SARs and stock options. Prior to the adoption of SFAS No. 123R, the Company accounted for SARs by remeasuring the intrinsic value of the SARs at each reporting period and adjusted compensation expense and the related liability for the change in the intrinsic value. From January 1, 2006, the Company accounts for SARs at fair value. In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123R.

The impact of the adoption of SFAS No. 123R was an increase in cost of revenue of approximately $0.2 million, an increase in selling, general and administrative expense of approximately $1.9 million, including the associated payroll taxes, and a deferred tax benefit of approximately $0.3 million for the year ended December 31, 2006. In addition, the Company recorded a cumulative effect of a change in accounting principle of $0.7 million, net of tax, representing the difference between the fair value and the intrinsic value of SARs at January 1, 2006. The total impact of the adoption of SFAS No. 123R was a reduction in net income of approximately $2.5 million, net of tax, for the year ended December 31, 2006, equivalent to $0.07 per common share – basic and $0.07 per common share – diluted, representing compensation expense in connection with SARs (see Note 10). Compensation expense recorded in connection with outstanding SARs was $19.5 million and a related tax benefit of $2.7 million for the year ended December 31, 2006. Compensation expense recorded in connection with outstanding stock options was negligible for the year ended December 31, 2006, because the stock options were primarily vested at December 31, 2005.

Consolidation of variable interest entities
In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). FIN No. 46 amended Accounting Research Bulletin No. 51, "Consolidated Financial Statements", and established standards for determining under what circumstances a variable interest entity ("VIE") should be consolidated with its primary beneficiary. FIN No.46 also requires disclosure about VIEs that are not required to be consolidated but in which the reporting entity has a significant variable interest. In December 2003, the FASB revised certain implementation provisions of FIN No. 46. The revised interpretation ("FIN No. 46R") subs
retained the requirements of imme
plication of FIN No. 46 to VIEs crea
January 31, 2003. With respect to o
the consolidation requirements und
46R apply not later than for the firs
year or interim period ending after
ber 15, 2003, if such VIE is a specia
entity ("SPE"), and no later than for
financial year or interim period end
March 15, 2004, if such a VIE is not
The Company did not identify any p
formed VIEs. Therefore the adoptio
No. 46R did not have an impact on
cial position or results of operation

Fair value of financial instruments
rying amounts for cash and cash eq
accounts receivable, notes receivab
counts payable, accrued liabilities,
and long-term debt approximate th
value. At December 31, 2005 and 20
Company held no debt at fixed rate

Exchanges of Nonmonetary Assets
cember 2004, the FASB issued SFA
"Exchanges of Nonmonetary Asset
No. 153 addresses the measureme
exchanges of nonmonetary assets.
153 amends APB No. 29 to eliminat
ception for nonmonetary exchange
productive assets and replaces it w
eral exception for exchanges of non
assets that do not have commercia
A nonmonetary exchange has comm
substance if the future cash flows o

are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date SFAS No. 153 was issued. The adoption of the provisions of SFAS No. 153 did not have a material impact on the Company's results of operations, financial position or cash flow.

Accounting changes and error corrections
In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which is a replacement of APB Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Changes in Interim Financial Statements". SFAS No. 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. In addition, SFAS No. 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. No such accounting changes are currently contemplated.

Changes in accounting estimates. Prior to the second quarter of 2005, the Company recorded estimates for unused vacation based on the average salary levels for the Company's employees and total days of unused vacation of employees. During the second quarter of 2005, the Company revised estimates for unused vacation based on the actual daily salary and unused vacation of each employee. Management determined that this methodology results in a more accurate estimate of the amount of the Company's obligations for unused vacation. The change in accounting estimate decreased net income for the years ended December 31, 2005 by approximately $1.3 million, net of tax, including the associated payroll taxes, (equivalent to $0.04 per common share – basic and $0.04 per common share – diluted).

During the fourth quarter of 2006, the Company revised its estimate of allowance for doubtful accounts to reflect changes in the business, recent historical collections experience and other currently available evidence. The change in accounting estimate increased net income for the year ended December 31, 2006 by approximately $2.4 million, net of tax (equivalent to $0.07 per common share – basic and $0.07 per common share – diluted).

Use of estimates in preparation of financial statements. The preparation of consolidated financial statements, in conformity with accounting principles generally accepted in the US, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the

disclosure of contingent liabili
date of the financial statemen
amounts of revenues and exp
reported period. Significant es
others, include the allowance
counts, the allocation of purch
fair value of net assets acquir
with business combinations, f
in goodwill impairment evalua
tions of liabilities established
business acquisitions, includi
term contractual obligations.
could differ from these estima

Comparative figures. Certain
amounts have been reclassifie
the presentation adopted in th
Such reclassifications did not
solidated statements of opera

RECENT ACCOUNTING PRONOUNCEMENTS

Accounting for uncertainty in income taxes In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN No. 48"), "**Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109**" which is effective for fiscal years beginning after December 15, 2006. FIN No. 48 clarifies the accounting for uncertainty in ncome taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax positior taken or expected to be taken in a tax return. The Company will adopt FIN No. 48 as of January 1, 2007. The Company is currently evaluating the impact of adopting FIN No. 48 on its financial condition and results of operations.

Fair value measurements. In September 2006, the FASB issued SFAS No. 157, "**Fair Value Measurements**". SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements of fair value measurements. SFAS No. 157 is applicable to other accounting pronouncements that require or permit fair value measurements, and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the provisions of SFAS No. 157 to determine the potential impact, if any, the adoption of SFAS No. 157 will have on the Company's financial position or results of operations.

Consideration of effects of prior year misstatements. In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 ("SAB 108"),"**Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements**". SAB 108 eliminates the diversity of practice surrounding how public companies quantify financial statement misstatements. It establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company's financial statements and the related financial statement disclosures. SAB 108 must be applied to annual financial statements for their first fiscal year ending after November 15, 2006. The adoption of SAB 108 did not have any impact on the Company's results of operations, financial position or cash flows.

Income statement presentation of taxes collected from customers and remitted to government authorities. In June 2006, the Emerging Issues Task Force reached a consensus on EITF Issue No. 06-03 ("EITF No. 06-03"), "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)". EITF No. 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in [illegible] and costs) or on a net basis (exclud[illegible] revenues) is an accounting policy d[illegible] should be disclosed. The provisions [illegible] 06-03 become effective for fiscal ye[illegible] ning after December 15, 2006. The [illegible] of EITF No. 06-03 is not expected t[illegible] material effect on the Company's c[illegible] financial position or results of oper[illegible]

NOTE 3: NET INCOME PER SHARE

Basic earnings per share at Decem[illegible] 2004, 2005 and 2006 is computed o[illegible] of the weighted average number of [illegible] shares outstanding. Diluted earnin[illegible] share at December 31, 2004, 2005 [illegible] computed on the basis of the weigh[illegible] age number of common shares out[illegible] plus the effect of outstanding empl[illegible] options using the "treasury stock" [illegible] The number of stock options exclu[illegible] the diluted earnings per share com[illegible]

in thousands, except per share data	YEAR ENDED DECEMBER 3 2004	2005
Net Income	$ 64,783	$ 76,073
Weighted average shares outstanding of:		
Common stock	36,226	36,378
Dilutive effect of:		
Employee stock options	327	227
COMMON STOCK AND COMMON STOCK EQUIVALENTS	36,553	36,605
Net Income per share:		
Basic	$ 1.79	$ 2.09
Diluted	$ 1.77	$ 2.08

in thousands	Weighted Average Amortization Lives	AS OF DECEMBER 31, 2005 Cost	Accumulated Amortization	AS OF DECEM Cost
Amortized intangible assets:				
Telecommunications service contracts	10 years	$ 99,366	$ (32,009)	$119,433
Contract-based customer relationships	5 years	36,849	(18,241)	42,104
Licenses	10 years	7,176	(3,182)	26,948
Other intangible assets	6 years	11,137	(7,216)	18,374
TOTAL		$ 154,528	$ (60,648)	$ 206,859

because their effect was antidilutive for the years ended December 31, 2004 and 2005 was 10,000 stock options and for the year ended December 31, 2006 was zero stock options. The components of basic and diluted earnings per share are shown above.

NOTE 4: GOODWILL AND INTANGIBLE ASSETS

Amortization expense for intangible assets for the years ended December 31, 2004, 2005 and 2006 was $18.2 million, $18.7 million and $21.0 million, respectively. Amortization expense for the succeeding five y to be as follows: 2007 — $20.3 $18.4 million, 2009 — $13.2 m $12.5 million and 2011 — $12. total gross carrying value and amortization of the Company's

in thousands	Business & Corporate Segment	Carrier & Operator Segment	Consumer Internet Segment
BALANCE AS OF DECEMBER 31, 2004	$ 86,824	$ 59,430	—
Goodwill related to acquisitions	1,563	302	1,130
BALANCE AS OF DECEMBER 31, 2005	$ 88,387	$ 59,732	$ 1,130
Goodwill related to acquisitions	6,215	420	1,456
Other	(133)	(35)	(717)
Foreign currency translation adjustment (see Note 2)	12,983	11,011	90
BALANCE AS OF DECEMBER 31, 2006	$ 107,452	$ 71,128	$ 1,959

sets by major intangible asset class are shown in the table on page 98.

The changes on the carrying amount of goodwill for the years ended December 31, 2005 and 2006, respectively, are shown above.

NOTE 5: BUSINESS COMBINATIONS

Acquisitions in 2004. In February 2004, the Company completed the acquisition of 100% ownership interest in ST-HOLDING s.r.o. ("ST-HOLDINGS"), a Czech company that owns 50% plus one share in ZAO Samara Telecom, a telecommunications service provider in Samara, Russia from ZAO SMARTS and individual owners. In April 2004, the Company completed the acquisition of 100% of the common stock in OAO Balticom Mobile ("Balticom") that owns 62% of ZAO WestBalt Telecom, an alternative telecommunications operator in Kaliningrad, Russia. In April 2004, the Company completed the acquisition of the remaining 49% ownership interest in OOO Uralrelcom that the Company did not already own. In May 2004, the Company completed the acquisition of a 54% ownership interest in SP Buzton ("Buzton"), an alternative telecommunications operator in Uzbekistan. These acquisitions were purchased for approximately $16.0 million in cash. The results of STHOLDINGS have been included in the Company's consolidated operations since February 1, 2004. The results of Balticom have been included in the Company's consolidated operations since April 30, 2004. The results of Buzton have been included in the Company's consolidated operations since May 31, 2004.

The Company's consolidated financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $7.4 million to telecommunications services contracts intangible assets are amortized over a weighted aver of approximately 10 years. The exce purchase price over the fair value o assets acquired of approximately $ lion has been assigned to goodwill deductible for tax purposes. Approx $1.9 million of this goodwill has be to Business and Corporate Services segment and approximately $0.3 m been assigned to Carrier and Opera vices reportable segment. In accor SFAS No. 141, "Business Combinat SFAS No. 142, "Goodwill and Other Assets", the Company does not am goodwill recorded in connection wit acquisitions. The goodwill is tested ment at least annually.

Acquisitions in 2005. In March 2005, ny completed the acquisition of 75%

interest in OOO Dicom ("Dicom"), an early-stage wireless broadband enterprise, for approximately $0.5 million in cash. In conjunction with the acquisition, the Company entered into a participants' agreement which provided the seller with a put option that, if exercised, would require the Company to purchase the seller's remaining 25% interest at fair market value. In addition, the participants' agreement provided the Company with a call option that, if exercised, would require the seller to sell after February 1, 2008 the seller's 25% interest in Dicom at any time beginning after February 1, 2008, if Dicom's valuation exceeds targeted levels by February 1, 2008. The results of Dicom have been included in the Company's consolidated operations since March 31, 2005. In September 2005, the Company completed the acquisition of 60% of OOO Joint Venture Sakhalin Telecom Limited ("Sakhalin Telecom"), a fixed line alternative operator in the Far East region of Russia for $5.0 million in cash. As a result of this acquisition and combined with the Company's previous ownership in Sakhalin Telecom, the Company now owns 83% of Sakhalin Telecom. In October 2005, the Company acquired 100% of Sochitelecom, a fixed line alternative operator in the Krasnodar region of Russia, for approximately $2.1 million in cash. The results of Sakhalin Telecom have been included in the Company's consolidated operations since September 30, 2005. The results of Sochitelecom have been included in the Company's consolidated operations since October 31, 2005.

The Company's consolidated financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $2.1 million to telecommunications services contracts intangible assets which will be amortized over a weighted average period of approximately 10 years. The excess of the purchase price over the fair value of the net assets acquired of approximately $2.1 million has been assigned to goodwill and is not deductible for tax purposes. Approximately $1.5 million of this goodwill has been assigned to Business and Corporate Services reportable segment, approximately $0.3 million has been assigned to Carrier and Operator Services reportable segment and approximately $0.3 million has been assigned to Consumer Internet Services reportable segment. In accordance with SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", the Company will not amortize the goodwill recorded in connection with the above acquisitions. The goodwill will be tested for impairment at least annually.

In October 2005, the Company acquired 100% of Antel Rascom, Ltd., a British Virgin Islands company that owns 49% of ZAO Rascom ("Rascom"), an infrastructure and facilities company in northwest region of Russia, for approximately $10.0 million in cash. In December 2005, the Company acquired an additional 5% of Rascom for approximately $1.1 million in cash. The Company has concluded that its 54% investment in Rascom does not qualify for accounting under the consolidation method of accounting because the rights of the minority shareholder repr
tive participating rights, and a
rights overcome the presump
Company controls Rascom. T
Company accounts for this in
the equity method.

In March 2005, the Compar
approximately $1.0 million in
financial and consulting fees
acquisition opportunity the Co
not to pursue, including advis
proximately $0.1 million paid
party. In September 2005, the
pensed approximately $0.8 mi
legal, financial and consulting
to another acquisition, which
decided not to pursue.

Acquisitions in 2006. In March
pany completed the acquisitio
ship interest in ZAO Tatar Inte
nications ("Tatintelcom"), an I
provider ("ISP") in the Russian
Tatarstan, for approximately $
cash consideration. The Comp
dated the financial position of
of March 31, 2006 and the res
of Tatintelcom from April 1, 20

The Company's consolidate
ments reflect the allocation of
price based on a fair value ass
assets acquired and liabilities
as such, the Company has ass
mately $4.8 million to right of
assets which will be amortize
average period of approximate

In April 2006, the Company completed the acquisition of 100% ownership interest in TTK LLC ("TTK"), a fixed line alternative operator in the Ivano-Frankovsk region of Ukraine, for approximately $3.8 million consisting of cash consideration of $3.4 million and $0.4 recorded as a liability. The Company has consolidated the financial position of TTK from April 30, 2006 and the results of operations of TTK from May 1, 2006.

The Company's consolidated financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $0.4 million to telecommunications services contracts intangible assets which will be amortized over a weighted average period of approximately 10 years. The excess of the purchase price over the fair value of the net assets acquired of approximately $2.0 million has been assigned to goodwill and is not deductible for tax purposes. This goodwill has been assigned to Business and Corporate Services reportable segment. In accordance with SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", the Company will not amortize the goodwill recorded in connection with the above acquisitions. The goodwill will be tested for impairment at least annually.

In June 2006, the Company completed the acquisition of 74% ownership interest in Kubtelecom LLC ("Kubtelecom"), a fixed line alternative operator in the Krasnodar region of Russia, for approximately $10.1 million of cash consideration, plus the assumption of $3.9 million of debt and other liabilities. The Company has consolidated the financial position of Kubtelecom from June 30, 2006. However, given the proximity of the acquisition to the Company's quarter end, consolidation of Kubtelecom's results of operations commenced from July 1, 2006. See Note 12 concerning litigation in association with the acquisition of Kubtelecom.

The Company's consolidated financial statements reflect the preliminary allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $0.5 million to contract based customer relationship intangible assets which will be amortized over a weighted average period of approximately 10 years and $0.6 million to other intangible assets which will be amortized over a weighted average period of approximately 10 years. The excess of the purchase price over the fair value of the net assets acquired of approximately $3.7 million has been assigned to goodwill and is not deductible for tax purposes. The purchase price allocation will be finalized upon completion of the valuation of the acquired fixed and intangible assets. Approximately $3.0 million of this goodwill has been assigned to Business and Corporate Services reportable segment, approximately $0.4 million has been assigned to Carrier and Operator Services reportable segment, and approximately $0.3 million has been assigned to Consumer Internet Services reportable segment. In accordance with SFAS No. 141, "Business Combinat
SFAS No. 142, "Goodwill and Other
Assets", the Company will not amo
goodwill recorded in connection wit
acquisitions. The goodwill will be te
impairment at least annually.

In August 2006, the Company co
the acquisition of 100% ownership i
Telcom LLC ("Telcom"), a fixed line
operator in Nizhny Novgorod, Russi
proximately $1.7 million of cash co
The Company has consolidated the
operations and financial position of
from August 1, 2006.

The Company's consolidated fina
ments reflect the allocation of the p
price based on a fair value assessm
assets acquired and liabilities assu
as such, the Company has assigned
mately $0.1 million to telecommuni
services contracts intangible assets
be amortized over a weighted avera
of approximately 10 years. The exce
purchase price over the fair value o
assets acquired of approximately $
lion has been assigned to goodwill
deductible for tax purposes. This go
been assigned to Business and Cor
Services reportable segment. In acc
with SFAS No. 141, "Business Comb
and SFAS No. 142, "Goodwill and O
gible Assets", the Company will not
the goodwill recorded in connection
above acquisitions. The goodwill wi
for impairment at least annually.

	DECEM
in thousands	2005
Equity in net assets acquired	$ 11,565
Goodwill as part of investment	1,313
Difference between fair value and historical value of assets acquired	(1,095)
Cash advances and other	(894)
TOTAL INVESTMENTS IN AND ADVANCES TO VENTURES	$ 10,889

In July 2006, the Company paid $7.5 million in cash for the acquisition of 75% ownership interest in S-Line LLC ("S-Line"), an early-stage wireless broadband enterprise in Kiev, Ukraine, which closed in October 2006. The acquisition of S-Line was accounted for as an asset purchase of telecommunication licenses through a VIE. In conjunction with this transaction, the Company also entered into an agreement whereby the Company provided a secured loan of $2.5 million to the seller with interest at 10% per annum. The loan is secured by the pledge of the remaining 25% interest in S-Line and matures in November 2010 and is recorded in other non-current assets. See Note 12 concerning a regulatory dispute in association with the acquisition of S-Line.

In October 2006, the Company completed the acquisition of 100% ownership interest in ZAO Corus ISP ("Corus"), an ISP in Ekaterinburg, Russia, for approximately $1.2 million of cash consideration.

The Company's financial statements reflect the allocation of the purchase price, and as such, the Company has assigned approximately $1.2 million to goodwill which is not deductible for the tax purpose. This goodwill has been assigned to Consumer Internet Services reportable segment. In accordance with SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", the Company will not amortize the goodwill recorded in connection with the above acquisition. The goodwill will be tested for impairment at least annually.

Pro-forma operating results assuming all of the above business combinations had occurred as of the beginning of 2004 would not be materially different from the results of operations as presented in the accompanying consolidated financial statements.

NOTE 6: INVESTMENTS IN AND ADVANCES TO VENTURES

The Company has various investments in ventures that are accounted for by the equity method. The Company's ownership percentages in its equity method investments range from approximately 50% to 54%. Refer to Note 5 for further discussion on the the Company's 54% investmer

The components of the Con ments in and advances to vent in table above.

The Company has financed ing and investing cash flow re several of the Company's vent of cash advances. The Compa of the receivable and payable ventures in the Company's inv cash advances to the ventures

The Company's approximat Corp. ("MCT") no longer qualif ing under the equity method b jority ownership of MCT is con a small group of shareholders MCT without regard to the vie pany and because the Compa to obtain more financial inforn currently available to MCT's ot ers and is unable to obtain su

NOTE 7: SUPPLEMENTAL BALANCE SHEET INFORMATION

	DECEMBER 31,
in thousands	2005
Other current assets consist of:	
Inventory	$ 5,310
Notes receivable	1,494
Interest receivable	4
Due from related parties	703
Taxes receivable	549
Other current assets	4,949
TOTAL OTHER CURRENT ASSETS	$ 13,009
Other non-current assets consist of:	
Notes receivable	$ —
Investments in and advances to ventures	10,889
Deferred tax asset	2
Other non-current assets	8,761
TOTAL OTHER NON-CURRENT ASSETS	$ 19,652
Accounts payable and accrued expenses consists of	
Accounts payable	$ 60,043
Accrued compensation	11,322
Accrued other taxes	3,132
Accrued access and network services	12,196
Other accrued expenses	2,711
TOTAL ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 89,404

NOTE 8: DEBT OBLIGATIONS AND CAPITAL LEASES

The Company paid interest of $0.6 million, $0.6 million and $0.5 million in 2004, 2005 and 2006, respectively.

Some of the Company's operating companies have received debt financing through direct loans from affiliated companies. In addition, certain operating companies have borrowed funds under a $22.7 million back-to-back, seven-year credit facility from a ZAO Citibank ("Citibank"). Under this facility, the Company provides full cash collateral, held in London and recorded on our balance sheet as restricted cash, for onshore loans made by the bank to the Company's Russian registered ventures. In a second, similar facility, the Company provides full cash collateral for a $10.0 million short term back-to-back, revolving, credit facility from the same bank for the Company's larger Russian operating companies. The funding level as of December 31, 2006 for all these facilities totaled $0.2 million, of which none was funded to the Company's consolidated subsidiaries and $0.2 million was funded to the Company's affiliates. The loan facilities carry interest at a rate equal to the three-month London Inter-Bank Offering Rate ("LIBOR") plus 1.0 percent per annum (equivalent to approximately 6.9%, on average for loans outstanding, at December 31, 2006) and mature in July 2007.

In September 2006, Sovintel entered into a 90 day short term revolving credit facility for up to $15.0 million with Citibank. As of December 31, 2006, Sovintel has borrowed $6.6 million under this credit facility. The credit facility carries interest at a rate equal to the LIBOR plus 1.0% per annum (equivalent to approximately 6.4% at December 31, 2006). The credit facility requires Sovintel to maintain accounts with Citibank in the currencies of the loan and ensure that the aggregate amount of incoming payments credited to Sovintel's accounts with Citibank in any calendar month is equal to, or greater than 30% of the aggregate amount of the loans outstanding as of the last day of such month.

In October 2006, Sovintel entered into short-term revolving credit facility for up to 518,000,000 RUR, equivalent to $19.7 million, with ZAO International Moscow Bank ("IMB"), a related party. As of December 31, 2006, Sovintel has not borrowed funds under this facility. The credit facility carries interest at a rate equal to the Moscow Prime Offered Rate plus 3% (equivalent to approximately 8.8% at December 31, 2006). The credit facility requires Sovintel to maintain accounts with IMB in the currencies of the loan and ensure that the aggregate amount of deposits credited to Sovintel's accounts with IMB is at least 150,000,000 RUR, equivalent to $5.7 million, for each interest period during the term of the credit facility.

In July 2006, Golden Telecom (Ukraine) ("GTU"), the Company's subsidiary in Ukraine entered into one-year revolving, credit facility for up to $3.5 million plus a cash coverage facility of up to $2.0 million with Calyon Bank Ukraine ("Calyon"). As of December 31, 2006, GTU had borrowed $3.9 million under this credit facility. The credit facility carries interest at a rate equal to LIBOR plus
denominated in USD and at pr
offered rate plus a margin of 2
denominated in Ukrainian hry
to approximately 15.6%, on av
outstanding, at December 31,
facility requires GTU to mainta
Calyon in the currency of the l
that the aggregate amount of
ments credited to GTU's accou
in any calendar month is equa
than 50% of the aggregate am
sales at least within the terms
agreement.

In August 2005, the Compa
a lease for fiber optic capacity
ties and maintenance, on maj
Ukraine. The lease has a term
with total payments of $4.1 mi
term of the lease. The lease is
a capital lease in the balance

The table shown on the righ
mum lease payments under c

NOTE 9: SHAREHOLDERS' EQ
COMMON STOCK

In August 2005, the Company
restricted shares of the Comp
stock, par value $0.01 per sha
management of the Company.
shares gradually vest over thr

At December 31, 2006, ther
unvested restricted shares of t
common stock. Unvested restr
of 1,907 relate to restricted sha
senior management of the Co

in thousands	Leas
2007	
2008	
2009	
2010	
Less: amount representing interest	
TOTAL PRINCIPAL PAYMENTS	

2005. The remaining 8,379 unvested restricted shares relate to restricted shares issued to certain members of the Board of Directors of the Company in May 2006 and vest after one year.

The Company's outstanding shares of common stock increased by 109,000 shares and 215,097 shares in the years ended December 31, 2005 and 2006, respectively, issued in connection with the exercise of employee stock options. The Company has reserved 1,008,019 shares of common stock for issuance to certain employees and directors in connection with the 1999 Equity Participation Plan.

Preferred stock. On May 17, 2000, the Company's shareholders authorized 10 million shares of preferred stock, none of which have been issued.

Deferred equity compensation. As required in accordance with the adoption of SFAS No. 123R, during 2006 the Company reversed $0.5 million of unearned compensation.

Dividends. During 2005, the Company paid four quarterly dividends of $0.20 per common share, for a total of $0.80 per common share for the year. The total amount paid by the Company was $29.1 million.

During 2006, the Company paid three quarterly dividends of $0.20 per common share, for a total of $0.60 per common share for the year. The total amount paid by the Company was $22.0 million.

NOTE 10: STOCK OPTION AND STOCK APPRECIATION RIGHTS PLANS

The Company has established the 1999 Equity Participation Plan of Golden Telecom, Inc. (the "Option Plan"). The Company has granted and intends to offer stock options to key employees and members of the Board of Directors of the Company. Under the Option Plan not more than 4,320,000 shares of common stock (subject to anti-dilution and other adjustment

provisions) are authorized for issua
exercise of options or upon vesting
ed or deferred stock awards. Optio
to key employees of the Company u
Option Plan vest over a three-year
the date of grant with one-third ves
one year and one thirty-sixth vestin
month thereafter and expire ten ye
date of grant. Options granted to m
the Board of Directors of the Comp
the Option Plan vest over a one yea
the date of grant and expire five yea
date of grant.

in thousands	YEAR ENDED D 2004
Risk free interest rate	4.39%
Dividend yield	3.0%
Expected life (years)	3.0
Volatility	95%

YEAR ENDED DECEMBER 31,

	2004		2005		200
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares
Outstanding at beginning of year	904,272	$ 13.48	517,013	$ 14.18	373,012
Options granted	5,000	26.61	2,500	26.32	–
Options exercised	(374,396)	12.76	(109,000)	13.31	(215,097)
Options expired	–	–	(12,500)	20.88	–
Options forfeited	(17,863)	12.00	(25,001)	14.00	–
OUTSTANDING AT END OF YEAR	517,013	14.18	373,012	14.31	157,915
Options exercisable at end of year	448,818	$ 14.07	369,817	$ 14.22	157,915

The fair value of options granted under the Option Plan in 2004 are estimated to be $14.59 per common share and in 2005 are estimated to be $13.44 per common share on the date of grant using the Black Scholes option pricing model with the assumptions shown in the table above.

There were no options granted under the Option Plan in 2006.

Additional information with respect to stock options activity is summarized in the table above.

All stock options outstanding at December 31, 2006 were exercisable. The table on page 107 summarizes information about stock options outstanding and exercisa ber 31, 2006.

In September 2005, the Com SARs to the Company's Chief E ("CEO") with respect to 200,000 Company's common stock, at a which was the closing price of common stock on the NASDAC

OPTIONS OUTSTANDING AND EXERCISABLE

Exercise Prices at December 31, 2006	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life (In Years)	Int (In
$ 12.00	103,997	4.5	
15.63	38,918	2.8	
19.45	10,000	1.4	
26.32	2,500	3.4	
26.61	2,500	2.4	
	157,915		

Market on July 19, 2005 ("CEO Granting Share Price"), which was $29.83, one-third of which shall be and become vested and nonforfeitable on each of the first three anniversary dates from September 1, 2005, provided the CEO remains continuously employed by the Company until each such relevant date. The SARs shall be fully vested if there is a change in control. If, prior to February 28, 2009 and during the CEO's period of employment with the Company, the average closing stock price of one share of the Company's common stock on the NASDAQ Global Select Market exceeded $50.00 during any thirty day consecutive period, the CEO would be granted SARs for an additional 200,000 shares of the Company's common stock at the CEO Granting Share Price, which SARs should be fully vested upon issuance. On February 3, 2007, the Company's common stock achieved the $50.00 threshold and CEO was granted additional fully vested SARs in respect of 200,000 shares of the Company's common stock. The SARs granted do not have a contractual term. However, all SARs shall be cancelled, and the Company shall make a payment to the CEO upon the termination of employment for any reason with respect of the SARs vested. The SARs provide for a cash only settlement and the related obligation is recorded as a liability in the consolidated financial statements. The Golden Telecom, Inc. 2005 Stock Appreciation Rights Plan ("2005 SAR Plan") and the EDN Sovintel 2005 Stock Appreciation Rights Bonus Plan ("Sovintel SAR Plan"), which are approved by the Company's Board of Directors, permit the grant of SARs to the Company's senior management and employees. SAR awards are granted at a share price which is the lower of: (i) the average between the high and low sales price per share of the Company's common stock on the grant date, or in case no such sale takes place on the grant date, the last date on which a sale occurred or (ii) the average closing sales price per

the Company common stock for the

trading days immediately preceding

("Granting Share Price"). Seventy-fi

of the SAR grant shall be subject to

ing, one-third of which shall be and

vested and nonforfeitable on each c

three anniversary dates from the gr

provided that the employee remains

ously employed by the Company un

such relevant date. The Granting Sh

shall increase by five percent on ea

sary date after the grant date in ass

with the SARs that shall be and bec

and nonforfeitable on each such an

date. Twenty-five percent of the SAI

were subject to performance vestin

Company's common stock achievin

trading price of at least $50.00 per

thirty consecutive days as determir

sole discretion of the Company. On

ary 22, 2007, the Company's comm

Weighted-average volatility	
Expected dividend yield	
Expected term	
Risk-free rate	

	SARs	Weighted Average Exercise Price
Outstanding at January 1, 2006	1,251,800	$29.19
SARs granted	177,000	27.94
SARs exercised	(20,200)	28.15
SARs expired	—	—
SARs forfeited	(114,800)	28.91
Outstanding at December 31, 2006	1,293,800	29.05
Exercisable at December 31, 2006	233,217	$ 28.63

achieved the $50.00 threshold and the performance vesting SARs became fully vested. The SARs have a contractual term of 5 years. The aggregate number of shares of common stock which may be issued pursuant to the 2005 SAR Plan at the discretion of the grantees, shall be 200,000 shares. The SARs issued pursuant to the Sovintel SAR Plan provide for a cash only settlement. The related obligation is recorded as a liability in the consolidated financial statements.

The fair value of each SAR award is estimated at the end of each reporting period using the Monte Carlo simulation-based valuation model that uses the assumptions described in the table above. Estimated volatilities are based on historical volatility of the Company's stock for the period matching the awards' expected term. The Company uses histo
mate SAR exercise and emplo
within the valuation model; se
employees that have similar h
behavior are considered toget
purposes. The expected term
is derived from the output of t
model and represents the peri
SARs granted are expected to

ing. The risk-free rate for periods within the expected term of the SAR is based on the US Treasury yield curve in effect at the end of the reporting period.

A summary of activity under the SAR Plans, including the CEO SARs, as of December 31, 2006, and changes during the year then ended is presented in the table on page 108.

The weighted-average fair value of SARs outstanding as of December 31, 2006 was $21.50 per SAR. As of December 31, 2006, there was $8.3 million of total unrecognized compensation cost related to non-vested SARs awards. That cost is expected to be recognized over a weighted-average requisite service period of 0.7 years.

NOTE 11: INCOME TAXES

The components of income before income taxes and minority interest shown in the table below.

The following is the Company's significant components of the provision for income taxes attributable to continuing operations (refer to the table below).

The Company paid income taxes of $36.1 million, $41.4 million and $43.4 million in 2004, 2005 and 2006, respectively.

US taxable income or losses recorded are reported on the Company's consolidated US income tax return. The Company was allocated its proportionate share, $23.6 million, of GTS' US net operating loss carry-forwards ("NOLs") in 1999. As of December 31, 2006, th has NOLs for US federal income tax of approximately $15.4 million expiri years between 2019 through 2026. Ir Company recorded a full valuation a for NOLs for US federal income tax of $4.7 million. The Company also h for Cyprus tax purposes of approxim million that do not expire. However, ny has also recorded a full valuation for Cyprus NOLs since it does not ar recognizing taxable income in Cypru

in thousands	YEAR ENDED DECEMBER 31, 2004	2005
Pretax income (loss):		
Domestic	$ (4,853)	$ (8,405)
Foreign	101,886	125,272
	$ 97,033	$116,867

in thousands	YEAR ENDED DECEMBER 31, 2004	2005
Domestic – current	$ —	$ —
Domestic – deferred	(373)	2,234
Foreign – current	35,350	41,630
Foreign – deferred	(4,233)	(6,048)
	$ 30,744	$ 37,816

	YEAR ENDED DECEMBER	
	2004	2005
Tax expense at US statutory rates	(35.0)%	(35.0)%
Non-deductible expenses	(7.3)	(4.8)
Foreign exchange differences	0.2	(0.3)
Different foreign tax rates	11.4	11.9
Change in valuation allowance	0.0	(4.2)
Other permanent differences	(1.0)	0.0
TAX EXPENSE	(31.7)%	(32.4)%

	DECEM
in thousands	2005
Deferred Tax Assets:	
Net operating loss carry-forwards	$ 5,581
Accrued expenses	3,314
Deferred revenue	11,056
Intangible assets	2,595
Fixed assets	761
Other deferred tax assets	1,789
Valuation allowance	(8,441)
Total deferred tax asset	$ 16,655
Deferred Tax Liabilities:	
Accrued revenue	$ —
Deferred expenses	2,812
Intangible assets	21,337
Fixed assets	5,500
Other deferred tax liabilities	299
Total deferred tax liability	$ 29,948
NET DEFERRED TAX LIABILITY	$ (13,293)

	DECEMBER 31
in thousands	2005
Deferred Tax Assets:	
US tax component	$ —
Foreign tax component	16,655
Total deferred tax asset	$ 16,655
Deferred Tax Liabilities:	
US tax component	$ —
Foreign tax component	29,948
Total deferred tax liability	$ 29,948
NET DEFERRED TAX LIABILITY	$ (13,293)

The reconciliation of the US statutory federal tax rate of 35.0% to the Company's effective tax rate shown in the table on page 110.

Deferred tax assets and liabilities are recorded based on temporary differences between book bases of assets and liabilities and their bases for income tax purposes. The following table summarizes major components of the Company's deferred tax assets and liabilities.

The table presents the Company's deferred tax assets and liabilities as of December 31, 2005 and 2006 attributable to different tax paying components in different tax jurisdictions. (refer to the table on page 110 and the table above).

NOTE 12: COMMITMENTS AND CONTINGENCIES

LEASES

The Company has various cancelable and non-cancelable operating lease agreements for equipment and office space with terms ranging from one to eight years. Rental expense for operating leases aggregated $6.5 million, $9.8 million, and $12.3 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Future minimum lease payments under non-cancelable operating leases with terms of one year or more, as of December 31, 2006, are as follows: 2007 — $9.9 million, 2008 — $5.9 million, 2009 — $5.4 million, 2010 — $3.2 million, 2011 — $2.6 million, and thereafter — $1.6 million.

OTHER COMMITMENTS AND CONTINGENCIES

The Company has future purchase c
ments of $75.5 million as of Deceml
which primarily includes equipment
nect and satellite transponder capa
ordinary course of business, the Co
issued financial guarantees on debt
efit of certain of its non-consolidate
which is all collateralized by cash a
in Note 8. The Company expects tha
lateralized debt will be repaid by the

TAX MATTERS

The Company's policy is to accrue fo
gencies in the accounting period in
liability is deemed probable and the
reasonably determinable. In this reg
cause of the uncertainties associate
Commonwealth of Independent Stat
("CIS Taxes"), the Company's final C

may be in excess of the estimated amount expensed to date and accrued at December 31, 2005 and 2006. It is the opinion of management that the ultimate resolution of the Company's CIS Tax liability, to the extent not previously provided for, will not have a material effect on the financial condition of the Company. However, depending on the amount and timing of an unfavorable resolution of any contingencies associated with CIS Taxes, it is possible that the Company's future results of operations or cash flows could be materially affected in a particular period.

Sovintel is engaged in litigation with the Russian tax inspectorate in regard to claims issued by the tax inspectorate on February 1, 2006. The Russian tax inspectorate claimed that Sovintel owes taxes, fines and penalties in the amount of $1.9 million for the years ended December 31, 2002 and 2003. On February 16, 2006, Sovintel filed a lawsuit against the tax inspectorate disputing the claims. The court ruled in favor of the Company by dismissing the tax inspectorate's claim in three instances. The tax inspectorate did not appeal this decision. The Company considers it probable that it will receive a refund in the amount of $1.6 million previously paid to the tax inspectorate in regard to this claim.

Sovintel is engaged in litigation with the Russian tax inspectorate in regard to claims issued by the tax inspectorate on September 25, 2006. The Russian tax inspectorate claimed that Sovintel owes taxes, fines and penalties in the amount of $21.9 million for the years ended December 31, 2004 and 2005. On October 4, 2006, Sovintel filed a lawsuit against the tax inspectorate disputing the claims. The preliminary court hearing was held on November 8, 2006. The Company expects that the first instance court decision will take place in April 2007. Currently, the Company does not consider an unfavorable outcome probable for this claim. In October 2006, IMB, a related party, provided a bank guarantee for up to 518,000,000 RUR, equivalent to $19.7 million, for Sovintel's obligation in connection with this claim.

Starting in 2006, the Russian tax inspectorate, in the course of tax audits of Russian long-distance telecom operators, started to challenge the offset of VAT relating to the cost of international telecommunication services. Therefore, there is a risk that the Company may be assessed additional VAT, fines and penalties on similar issues. The amount of such risk relating to the years ended December 31, 2004 and 2005 is included in the $21.9 million tax claim currently disputed, as disclosed above. The amount of similar risk relating to the year ended December 31, 2006 is assessed as being up to $13.0 million. Should the Russian tax inspectorate assert such claim, the Company believes it has meritorious defenses to successfully dispute such claim and defend its position in court. However, due to the fact that court cases on such matters are appearing for the first time, the expected outcome of such cases is currently unclear.

In March 2005, the Company reversed a $2.0 million accrued liability related to estimated taxes, including $0.6 million related to income taxes. This accrued liability was recorded upon the acquisition of one of the Company's Russian subsidiaries. Manageme
that the probability of this acc
arising in the future is remote
of Russian regulatory statutes
for any potential tax claims fr
tax inspectorate. The net effe
sal of this accrued liability wa
reduction in selling, general a
tive expenses in the year ende
2005, and $0.6 million reducti
assets for the portion associa
tax at December 31, 2005.

RUSSIAN ENVIRONMENT AND CURRENT ECONOMIC SI

The Russian economy, while d
market status beginning in 20
display certain traits consiste
a market in transition. These
have in the past included high
historic inflation, lack of liqui
markets, and the existence of
trols which cause the national
illiquid outside of Russia. The
cess and stability of the Russi
be significantly impacted by th
continued actions with regard
legal, and economic reforms.

On January 1, 2004, a new l
munications (the "Telecommu
came into effect in Russia. Wh
supporting regulations to imp
communications Law have no
the Russian government appr
2005 new rules for interconne
connection Rules") that becan

January 1, 2006. These Interconnection Rules contemplate a new three-layer interconnection system consisting of domestic long distance / international long distance ("DLD/ILD"), zonal and local operators. Under this new structure, end-users will have the right to choose a long-distance operator and DLD/ILD operators will be required to have interconnection points in each of the 88 constituent territories of the Russian Federation. In addition, the Telecommunications Law created a universal service fund ("USF") charge, which became effective May 3, 2005, calculated as 1.2% of revenue from services provided to customers, excluding interconnection and other operators' traffic routing revenue. The Company incurred approximately $2.6 million in Russian Federation USF charges for May through December 2005 and approximately $4.7 million in Russian Federation USF charges for the year ended December 31, 2006 which is recorded in cost of revenue.

On May 31, 2005, the Company received a DLD/ILD license in Russia valid until May 31, 2012. The Company is required under the license to begin providing services and fulfil the network requirements specified in the Interconnection Rules not later than May 31, 2007. The Company has constructed a Federal Transit Network ("FTN") in compliance with the Telecommunications Law and the DLD/ILD license. On December 15, 2006, the Ministry of Information Technologies and Communications of the Russian Federation granted the Company access codes to operate the Company's FTN. In a letter dated December 20, 2006, several deputies of the State Duma, wrote to the Russian General Prosecutor alleging that Sovintel was illegally providing domestic and international services prior to receipt of access codes. The letter states that because Sovintel had not yet received access codes to offer such services in the first, second and third quarter of 2006, then Sovintel was operating illegally in this respect. Further, the letter requests that the Prosecutor General's office conduct an investigation of Sovintel's activities and, if appropriate, charge those Sovintel officials responsible for the activities. Sovintel received the access codes in December 2006 and prior to construction of its FTN was operating under its previous licenses. The Company believes that it was acting in accordance with Russian regulations and legislation and it licenses.

OTHER MATTERS

In the ordinary course of business, the Company may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which the Company operates. In the opinion of management, the Company's liability, if any, in all pending litigation, other legal proceeding or other matters, will not have a material effect upon the financial condition, results of operations or liquidity of the Company.

The Company is currently engaged in litigation with a minority shareholder of Kubtelecom in regard to the shareholder's claim that the shareholder's pre-emptive right to acquire 74% ownership in Kubtelecom was breached. The Company does not consider an able outcome probable for this clai in case of an unfavorable outcome gation, the Company may be forced the Kubtelecom acquisition.

The Company is currently engag regulatory dispute with the NCCR o license, recorded at $13.3 million, f band radio frequencies. The Compa ers the reissuance of this license p

NOTE 13: RELATED PARTY TRANSACTIONS

Revenue and cost of revenue with the Company's equity investees, Alfa, OAO Rostelecom ("Rostelecom"), and Telenor, significant shareholders of the Company for the years ended December 31 (refer to the table on page 115).

Accounts receivable and accounts payable with the Company's Alfa, Rostelecom, and Telenor, significant shareholders of the Company, at December 31 (refer to the table on page 115).

The Company maintains bank accounts with Alfa, which acts as one of the clearing agents for the payroll of the Russian staff of the Company. The balances at these bank accounts were minimal at December 31, 2005 and 2006. In addition, certain of the Company's Russian subsidiaries maintain current accounts with Alfa. The amounts on deposit were $0.2 million at December 31, 2005 and $0.3 million at December 31, 2006.

The Company maintains bank accounts with IMB. The spouse of the Company's President is a member of the Executive Board of Directors of IMB. The amounts on deposit were approximately $2.6 million at December 31, 2005 and $1.1 million at December 31, 2006.

In 2003, the Company incurred approximately $0.3 million in advisory fees from Alfa in relation to the acquisition of Sibchallenge. In addition, in 2003 the Company incurred approximately $0.1 million in advisory fees from Alfa in relation to a potential acquisition that was subsequently withdrawn from the market. In 2005, the Company expensed approximately $0.1 million in advisory fees from Alfa in relation to a potential acquisition opportunity the Company decided not to pursue.

The Company purchased consulting services from Alfa in the amount of $0.7 million and $0.5 million in the years ended December 31, 2005 and 2006, respectively.

In December 2003, the Company entered into a one year agreement with Alfa to provide the Company with property and equipment liability insurance. The amount payable under this agreement was approximately $0.2 million. The Company extended this agreement until February 2005 and in February 2005, the Company entered into a one year agreement with Alfa, to provide the Company with property and equipment liability insurance. The amount payable under this agreement is approximately $0.4 million. In 2006, the Company has entered into various agreements with Alfa to provide the Company with property and equipment liability insurance expiring in 2007. The amount payable under these agreements is approximately $0.4 million.

A member of the Company's Board of Directors is a relative of the general director of two Russian based telecommunications services providers. The Company received revenue from these two telecommunications services providers in the amount of $5.3 million, $5.1 million and $6.9 million for the years ended December 31, 2004, 2005 and December 31, 2006, respectively and incurred costs to these two telecommunications services providers in the amount of approximately $1.9 million, $1.3 million and $1.3 million in the years ended December 31, 2004, 2005 and December 31, 2006, respectively. At Decembe Company had accounts receiva mately $0.9 million and zero a with these two telecommunica providers. At December 31, 20 had accounts receivable of app million and accounts payable c with these two telecommunica providers.

in thousands	2004	2005
Revenue from equity investees	$ 116	$ 363
Revenue from Rostelecom	404	646
Revenue from Telenor	139	470
Revenue from Alfa	1,798	3,158
	$ 2,457	$ 4,637
Cost of revenue from equity investees	4,798	3,038
Cost of revenue from Rostelecom	25,809	23,979
Cost of revenue from Telenor	332	605
Cost of revenue from Alfa	56	—
	$ 30,995	$ 27,622

in thousands	2005
Accounts receivable from Rostelecom	$ 35
Accounts receivable from Telenor	195
Accounts receivable from Alfa	473
	$ 703
Accounts payable from Rostelecom	2,402
Accounts payable from Telenor	68
Accounts payable from Alfa	—
	$ 2,470

NOTE 14: SEGMENT INFORMATION

Line of business data. The Company operates in four segments within the telecommunications industry. The four segments are: (1) Business and Corporate Services; (2) Carrier and Operator Services; (3) Consumer Internet Services; and (4) Mobile Services. The following tables present financial information for both consolidated subsidiaries and equity investee ventures, segmented by the Company's lines of business for the years ended December 31, 2004, 2005 and 2006, respectively. Transfers between lines of businesses are included in the adjustments to reconcile segment t results. The Company evalua ce based on the operating inc each strategic business unit, performance measures (refer below).

in thousands	Business and Corporate	Carrier and Operator	Consumer Internet	Mobile Services	Corporate & Elimina-tions	Busines Segment Total	Con-solidated Results	Adjustm Bus Con Equ Metho Ventu
YEAR ENDED DECEMBER 31, 2004								
Revenue from external	$ 324,814	$ 198,027	$ 45,515	$ 15,808	$ —	$ 584,164	$ 583,978	$ (4,7
Intersegment revenue	—	1,016	—	—	(1,016)	—	—	
Operating income (loss)	72,345	28,637	2,159	4,729	(11,756)	96,114	95,536	(5
Identifiable assets	435,276	261,424	57,732	5,693	49,562	809,687	805,768	(3,9
Capital expenditures	80,107	33,223	4,920	1,025	178	119,453	118,101	(1,3
YEAR ENDED DECEMBER 31, 2005								
Revenue from external	$ 387,532	$ 222,904	$ 44,484	$ 14,103	$ —	$ 669,023	$ 667,379	$ (4,4
Intersegment revenue	—	52	—	—	(52)	—	—	
Operating income (loss)	102,415	27,894	(1,322)	3,523	(16,268)	116,242	115,942	(3
Identifiable assets	494,266	323,278	67,511	2,855	21,759	909,669	882,211	(27,4
Capital expenditures	89,386	32,879	8,360	367	132	131,124	130,775	(3
YEAR ENDED DECEMBER 31, 2006								
Revenue from external	$ 487,970	$ 318,698	$ 48,744	$ 9,599	$ —	$ 865,011	$ 854,617	$ (18,0
Intersegment revenue	—	42	—	—	(42)	—	—	
Operating income (loss)	125,543	31,574	(7,999)	722	(18,514)	131,326	127,211	(4,1
Identifiable assets	611,275	428,684	107,966	14,543	(20,677)	1,141,791	1,107,190	(34,6
Capital expenditures	105,291	45,542	21,626	13,069	95	185,623	179,772	(5,8

Geographic data. Revenues from external customers are based on the location of the operating company providing the service.

The Company operated within two main geographic regions of the CIS: Russia and Ukraine. Geographic information as of December 31, 2004, 2005 and 2006 are shown in the table below.

in thousands	Russia	Ukraine	Corporate, Other Countries & Eliminations	C
Year ended December 31, 2004				
Revenue	$ 522,018	$ 64,455	$ (2,495)	
Long-lived assets	563,856	27,995	11,116	
Year ended December 31, 2005				
Revenue	$ 593,640	$ 73,816	$ (77)	
Long-lived assets	611,788	44,801	14,092	
Year ended December 31, 2006				
Revenue	$ 766,169	$ 81,819	$ 6,629	
Long-lived assets	780,737	78,381	16,434	

NOTE 15: SUPPLEMENTAL CASH FLOW INFORMATION

The following table summarizes significant non-cash investing and financing activities for the Company (refer to the table below).

	YEAR ENDED DECEMBER	
in thousands	2004	2005
Amounts payable in connection with business acquisitions	$ 400	$ 885
Capitalized leased assets	—	3,580

NOTE 16: LONG TERM INCENTIVE BONUS PROGRAM

In July 2004, the Board of Directors of the Company adopted a Long Term Incentive Bonus Program ("LTIBP") for senior management of the Company, effective as of January 1, 2004. In February 2006, the Board of Directors of the Company discontinued the LTIBP effective January 1, 2005. Accordingly, in the fourth quarter of 2005 the Company recorded a reduction in compensation expense of $1.8 million. During the year ended December 31, 2005 the Company did not record any expense associated with the LTIBP. The Company has not granted any shares under the LTIBP.

NOTE 17: SALE OF MINORITY INTEREST IN SUBSIDIARY

Recognizing that many of the markets in which the Company operates are complex, in particular as it relates to business, regulatory, political and cultural matters, the Company occasionally seeks experienced local partners to assist in markets where the Company is likely to encounter operational difficulties. GTI has been cooperating with local partners in Ukraine to resolve commercial and regulatory disputes with monopoly operators and regulatory authorities in Ukraine but had not previously finalized the compensation arrangement for the services. In addition to or in lieu of cash compensation, the Board of Directors approved the sale of a non-controlling interest in GTU to such parties.

Upon approval of GTI's Board of Directors, in August 2004 the Company entered into a compensation arrangement for services provided to assist the Company in addressing commercial and regulatory disputes with monopoly operators and regulatory authorities in Ukraine. The Company's local partners have provided services on a success fee basis. The Company's Board of Directors approved an arrangement that effectively transferred 20% of the shares in GTU owned by the Company to the local partners as compensation for the services already provided and certain additional services to be provided. Under this arrangement, the Company paid the l
$0.5 million in cash and grant
partners an option to purchas
for $0.5 million in cash, in a tr
the cash and the value of the s
approximately $3.6 million. Th
closed in the third quarter of 2
performance was completed a
was exercised and resulted in
erating income of approximate
The excess of the fair value of
exchanged for services over th
of 20% of net assets of GTU wa
a credit to the consolidated eq
of the option approximated the
shares transferred to the loca
to the short exercise period of
was determined using the disc
flow valuation method.

In December 2005, in conne
crease of GTU registered capit
received a $3.8 million cash co
the minority partner of GTU.

NOTE 18: QUARTERLY FINANCIAL DATA (UNAUDITED)

in thousands, except per share data	FOR THE THREE MONTHS ENDED March 31, 2005	June 30, 2005	September 30, 2005	De
Revenues	$ 156,465	$ 165,509	$ 169,930	
Access and network services (excluding depreciation and amortization)	79,997	86,191	88,345	
Gross Margin	76,468	79,318	81,585	
Selling, general and administrative (excluding depreciation and amortization)	27,586	28,828	30,967	
Net income	20,027	19,767	18,395	
Net income per share[1]- basic	0.55	0.54	0.51	
Net income per share[1]- diluted	0.55	0.54	0.50	

in thousands, except per share data	FOR THE THREE MONTHS ENDED March 31, 2006	June 30, 2006	September 30, 2006	De
Revenues	$ 178,140	$ 196,968	$ 228,717	
Access and network services (excluding depreciation and amortization)	93,393	105,608	128,153	
Gross Margin	84,747	91,360	100,564	
Selling, general and administrative (excluding depreciation and amortization)	33,881	33,569	37,505	
Net income	18,785	22,645	24,229	
Net income per share[1]-basic	0.52	0.62	0.66	
Net income per share[1]- diluted	0.51	0.62	0.66	

[1] The sum of the earnings per share for the four quarters will generally not equal earnings per share for the total year due to changes in the average number of common shares outstanding.

[2] The operating results for the fourth quarter of 2006 include the impact of a $3.1 million change in estimate with respect to the Company's allowance for doubtful accounts.

[3] The operating results for the fourth quarter of include the impact of $2.6 million due to the re of liabilities to a former shareholder because of the expiration of the statute of limitations.

[4] Includes SARs expense of $13.8 million.

NOTE 19: SUBSEQUENT EVENTS

In January 2007, GTI and two wholly-owned subsidiaries, GTS Finance, Inc. ("GFI") and Sovintel entered into a five-year term Facility Agreement (the "Facility Agreement") with banks, financial institutions and other institutional lenders, Citibank, N.A. London Branch and ING Bank N.V. as mandated lead arrangers, and Citibank International plc as agent. The Facility Agreement establishes an unsecured credit facility under which the Company, GFI, and Sovintel may borrow up to an aggregate of $275.0 million. Funds borrowed may be used for general corporate purposes, including acquisitions, the payment of dividends and capital expenditures. The Facility Agreement carries interest at LIBOR plus 1.5% per annum for the first twenty-four months and LIBOR plus 2.0% per annum thereafter.

In February 2007, the Company completed the acquisition of 65% ownership interest in Fortland Limited ("Fortland"), which owns Kolangon-Optim LLC, an early-stage digital video broadcast enterprise in Russia, for approximately $49.7 million consisting of cash consideration of $38.6 million and $11.1 million to be settled in cash upon satisfactory achievement of certain conditions plus the assumption of up to $1.6 million debt. In conjunction with this transaction, the Company also entered into an agreement whereby the Company agreed to provide a secured loan of $12.1 million to the seller. The loan is secured by a pledge of the 15% interest in Fortland and matures in April 2011. In conjunction with this transaction, the Company also entered into a put option agreement that, if exercised, would require the Company to purchase the seller's remaining 35% interest in Fortland at fair market value. In conjunction with this transaction, the Company also entered into a call option agreement that, if exercised, would require the seller to sell the seller's remaining 35% interest in Fortland at fair market value. The put and call options are exercisable on and after September 30, 2010.

In February 2007, Sovintel and GTI entered into a Stock Purchase Agreement ("SPA") with Inure Enterprises Ltd. ("Inure") and Rambert Management Limited ("Rambert") to acquire the 51% ownership interest in ZAO Cortec and its subsidiaries (together "Corbina").

Inure owns 99% of the issued and outstanding shares Corbina. As of the closing date, Rambert shall be the owner of 1% of Corbina. Upon closing Inure will receive $10.0 million in cash and will be issued GTI common stock such that Inure will hold 8% of the outstanding common shares of GTI immediately following the closing. GTI and Inure have also entered into a Registration Rights Agreement. The transaction is conditioned upon, among other things, the receipt of all necessary regulatory approvals in Russia. Additionally, prior to the closing, Sovintel shall refinance up to $45.0 million of debt out of the approximately $90.0 million of debt that Inure owes to JSC Vneshtorgbank. The refinancing will be effected through a loan to Corbina from the Company. The Company expects to close this acquisition in the second half of 2007.

In March 2007, Sovintel respo
to Rossvyaznadzor concerning
Rossvyaznadzor of improper r
by Sovintel. Rossvyaznadzor is
government agency responsib
and supervision of informatior
communications. Rossvyaznac
Sovintel that it should remedy
violations in traffic routing, fol
inspection by Rossvyaznadzor
phone calls of an independent
lowing the warning, Sovintel c
investigation of the calls and c
many of the calls were not ma
network and, of those calls th
its network, all were routed in
existing regulations and Sovin

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Golden Telecom, Inc.

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Golden Telecom, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Golden Telecom, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of the internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, intern control over financial reporting may not p or detect misstatements. Also, projection of any evaluation of effectiveness to future periods are subject to the risk that contro may become inadequate because of chan in conditions, or that the degree of compli with policies or procedures may deteriora

In our opinion, management's assessm that Golden Telecom, Inc. maintained effe internal control over financial reporting a December 31, 2006, is fairly stated, in all rial respects, based on the COSO criteria. in our opinion, Golden Telecom, Inc. maintained, in all material respects, effec internal control over financial reporting a December 31, 2006, based on the COSO c

We also have audited, in accordance wi standards of the Public Company Accoun Oversight Board (United States), the consolidated balance sheets of Golden Te Inc. as of December 31, 2005 and 2006, a related consolidated statements of opera cash flows, and shareholders' equity for e the three years in the period ended Decer 31, 2006, and our report dated March 15, expressed an unqualified opinion thereon

Ernst & Young LLC

ERNST & YOUNG LLC
Moscow, Russia
March 15, 2007

Independent Registered Public Accounting Firm

Ernst & Young LLC

Stockholder Information

ANNUAL MEETING MAY 17TH, 2007

The Annual Meeting of Golden Telecom, Inc. will be held at 1:00 pm local time in the Van de Velde room, Rocco Forte Hotel Amigo,1000 Rue de L'Amigo, 1-3 Brussels, Belgium
Telephone: +32 2 547 4747
Facsimile: +32 2 513 5277

REGISTER AND TRANSFER AGENT

Correspondence concerning Golden Telecom, Inc. stock holding or changes of address should be directed to:
Mellon Investor Services LLC
PO Box 3315 South Hackensack,
New Jersey 07606
Customer Service Telephone: +1 800 854 9677
Foreign Shareholders call: +1 201 680 6578
Internet: www.melloninvestor.com/isd

HOLDERS

As of March 12, 2007, there were approximately 20 holders of record of our common stock.

DIVIDENDS

During 2005, we paid four quarterly dividends of $0.20 per common share, for a total of $0.80 per common share for each year. During 2006, we paid three quarterly dividends of $0.20 per common share, for a total of $0.60 per common share for each year. We expect, subject to changes in our business, that a dividend will continue to be paid in the future. However, the Board of Directors reviews our policy on dividends periodically.

General Information

General information about the
may be obtained by contacting

INVESTOR RELATIONS

Telephone: + 7 495 797 9300
Facsimile: +7 495 797 9330
Email: ir@gldn.net
Internet: www.goldentelecom

The consolidated financial sta
for Golden Telecom, Inc. for th
year ended December 31, 200
in this Annual Report are also
in the Form 10-K that was file
United States Securities and E
mission on March 16, 2007, w
contains additional informatio
company.

END